

Proxy Statement
for **2021 Annual
Meeting of
Stockholders**



SUSTAINED EXCELLENCE

LONG-TERM OUTPERFORMANCE

As the premier healthcare real estate investment trust and capital partner, Ventas stands as an exemplar of sustained excellence, delivering consistent value, fostering exceptional partnerships and supporting best-in-class development and growth.

Letter to Ventas Stockholders

Dear Fellow Stockholder,

On behalf of our Board of Directors, I am pleased to present the 2021 Ventas Proxy Statement and to invite you to join our Annual Meeting of Stockholders on May 25, 2021. This year's Annual Meeting will be held virtually in order to continue our focus on health and safety during the COVID-19 pandemic.

We began 2020 with great momentum but, by this time last year, the COVID-19 pandemic had already begun to impact the world and our business. I am incredibly proud of how our team responded to the crisis, leveraging our experience and demonstrating resilience, agility and focused determination. Our swift and decisive actions, coupled with our diversified portfolio, ensured our financial strength and stability, which enabled us to protect the Company and its stakeholders, while also progressing our strategic priorities during a tumultuous period.

Whether it was our essential workers who "cared for the caregivers" by keeping our medical office buildings open, our information technology department who made sure we stayed connected, our human resources professionals who supported and engaged our employees, our investments team who found creative ways to grow our business, our asset managers who interfaced with and assisted tenants and care providers or our finance and legal departments who communicated transparently with stakeholders and kept our balance sheet and liquidity strong, the Ventas team showed what it was made of in 2020.

Our foremost priority throughout the pandemic has been the health and safety of our employees, the residents and caregivers in our senior living communities and the doctors, patients and researchers who work in and visit our medical office buildings, hospitals and other properties. We have found ways to contribute to our providers' efforts, including by leading the senior housing industry in testing residents in our senior housing communities, proactively sourcing personal protective equipment for our tenants, operators and partners and developing online resources to share information with our partners.

The COVID-19 pandemic significantly impacted our financial performance and there is considerable uncertainty regarding its continued impact, particularly on our senior housing business. However, our disciplined, consistent diversification strategy benefited us, with our medical office, healthcare and Canadian senior housing business performing well. And we see significant embedded upside in our senior housing portfolio in the years ahead, with the 80-and-over population projected to grow from under 13 million individuals today to nearly 20 million in 2030.

During the year, we continued to allocate capital to our preferred asset classes and markets and expand our franchise. Our life science, research & innovation business, which we entered in 2016, has been growing rapidly. As we ambitiously expand this value creating business, we closed two significant acquisitions in the past year. We now have a valuable portfolio that exceeds 9 million square feet located on the campuses of leading research universities and in 3 of the top 5 life science clusters.

In 2020, we established Ventas Investment Management, or VIM, our institutional third-party asset management platform. VIM, which already has $3.7 billion in assets under management, enables us to diversify our capital sources, expand our investment capacity and generate additional revenue sources. VIM includes our Ventas Life Science & Health Care Real Estate Fund and our research & innovation development joint venture with GIC, both of which were formed in 2020. Our ability to attract global institutional capital demonstrates the strength of our franchise and expertise of our team, as well as the attractiveness and value of our asset classes.

We have always considered our Board of Directors to be a competitive differentiator. Our Board has weathered the COVID-19 crisis with us, providing valuable guidance, insight and oversight throughout the year. We are delighted that two accomplished executives, Marguerite M. Nader and Maurice S. Smith, joined our Board in the last year. These additions continue our Board's commitment to best-in-class governance, combining continuity with thoughtful refreshment.

The diverse asset classes in our portfolio are united by a common theme – that a rapidly aging population will fuel significant demand for our nearly 1,200 sites. Demographically driven real estate that serves baby boomers and the 80-and-over population offers compelling growth potential, and Ventas is well positioned to benefit from these powerful forces. We intend to motivate our team, harness our diversified portfolio and expand our best-in-class relationships to win the COVID-19 recovery for all of our stakeholders.

We welcome the opportunity to present you with the information in this Proxy Statement. Your vote is important to us, and I encourage you to submit your proxy for this year's Annual Meeting as soon as possible.

Sincerely,



Debra A. Cafaro
Chairman and Chief Executive Officer



Notice of 2021 Annual Meeting of Stockholders





Date & Time
Tuesday, May 25, 2021
8:00 a.m. Central Time



Virtual Meeting
The 2021 Annual Meeting will be conducted as a virtual meeting at **www.virtualshareholdermeeting.com/VTR2021**



Record Date
March 31, 2021



Outstanding Shares
On the record date, there were 375,053,524 shares of common stock issued and outstanding and entitled to vote at the meeting

Agenda

	Board Recommendation
Proposal 1: To elect the 11 director nominees named in the Proxy Statement to serve until the 2022 Annual Meeting of Stockholders	✔ **FOR** each Director Nominee
Proposal 2: To approve, on an advisory basis, the compensation of our Named Executive Officers	✔ **FOR**
Proposal 3: To ratify the selection of KPMG LLP as our independent registered public accounting firm for the 2021 fiscal year	✔ **FOR**

To transact such other business as may properly come before the meeting or any adjournment or postponements thereof.

Casting Your Vote

Your vote is very important. Please carefully review the proxy materials for the 2021 Annual Meeting of Stockholders and follow the instructions below to cast your vote promptly on all voting matters.



By Telephone
Call +1 800 690 6903
24 hours a day, seven days a week until 11:59 p.m. Eastern Time on May 24, 2021



By Mail
Request, complete and return the proxy card in the postage-paid envelope provided



Via the Internet
Visit **www.proxyvote.com** until 11:59 p.m. Eastern Time on May 24, 2021



During the Virtual Meeting
Cast your vote at the virtual meeting online at **www.virtualshareholdermeeting.com/VTR2021**

Participating in the Meeting

To promote a safe and healthy experience for our stockholders, employees and communities, and to encourage communication and enhance participation in the meeting by our stockholders, we have elected to conduct Ventas's 2021 Annual Meeting via live webcast as a virtual meeting only.

Stockholders of record as of March 31, 2021 will be able to participate in our 2021 Annual Meeting by visiting our annual meeting website at **www.virtualshareholdermeeting.com/VTR2021**. To attend or participate in the meeting, stockholders will need the 16-digit control number included in the Notice of Meeting, on their proxy card or on the voting instruction form or other instructions they received with their proxy materials. Please see the "Information About Our 2021 Annual Meeting" section of this Proxy Statement for additional details.

By Order of the Board of Directors,

Carey Roberts

Carey S. Roberts
Executive Vice President, General Counsel,
Corporate Secretary and Ethics & Compliance Officer
April 13, 2021
Chicago, Illinois

> **Important Notice Regarding Internet Availability of Proxy Materials**
> **We are sending this Proxy Statement and making this Proxy Statement first available on or about April 13, 2021. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 are available via the internet at www.proxyvote.com.**

Table of Contents

Proxy Summary

This proxy summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2021 Annual Meeting Proposals

The proposals stockholders will be asked to vote on at this meeting are as follows:

	Board Recommendation	Page Reference
Proposal 1: To elect the 11 director nominees named in the Proxy Statement to serve until the 2022 Annual Meeting of Stockholders	✔ **FOR** each Director Nominee	**15**
Proposal 2: To approve, on an advisory basis, the compensation of our Named Executive Officers	✔ **FOR**	**46**
Proposal 3: To ratify the selection of KPMG LLP as our independent registered public accounting firm for the 2021 fiscal year	✔ **FOR**	**78**

VENTAS®

Our Business & 2020 Performance

Overview

Ventas, an S&P 500 company, operates at the intersection of two powerful and dynamic industries – healthcare and real estate. As one of the world's foremost real estate investment trusts ("REITs"), we use the power of capital and our team's expertise to unlock the value of real estate, partnering with leading care providers, developers, research and medical institutions, innovators and healthcare organizations.

We have a highly diversified portfolio of senior housing, life science, research and innovation ("R&I") and healthcare properties located throughout the United States, Canada and the United Kingdom. As of December 31, 2020, we owned or invested in approximately 1,200 properties consisting of:

Senior Housing Communities	Medical Office Buildings	Life Science, Research and Innovation Centers	Healthcare Systems and Post-Acute Care
▸ **48%** of Portfolio* ▸ **~60,000** seniors ▸ **>40,000** front-line workers	▸ **22%** of Portfolio* ▸ **>15,000** providers ▸ **>35 million** patient visits annually	▸ **8%** of Portfolio* ▸ **~9 million** square feet ▸ **>15 top-tier** research universities ▸ **5 of top 10** cluster markets	▸ **17%** of Portfolio* ▸ **>6,500** beds ▸ **>1.5 million** patient days annually

* Portfolio percentage based on Annualized Adjusted NOI as of December 31, 2020. Annualized Adjusted NOI is a means of presenting Ventas's portfolio composition and is not used to monitor financial performance.

For more than 20 years, Ventas has followed a successful, enduring strategy. Working with industry-leading tenants, operators and partners and supported by a collaborative and experienced team, we are focused on producing consistent, growing cash flows and superior returns on a strong balance sheet for the benefit of our stockholders, while maintaining a diversified portfolio of high-quality assets.

A SNAPSHOT OF SUCCESS[1]

20+ Years of Operation	**20%** Compound Annual Total Shareholder Return CAGR since 1999[2]	**$30B** Enterprise Value	**BBB+** Credit Rating
~1,200 Properties	**27M** Square Foot Office Portfolio	**$3B+** Assets Under Management in the Ventas Investment Management Platform	**$3B** Liquidity

(1) Information as of December 31, 2020.

(2) Bloomberg, for the period beginning 12/31/1999 and ending 12/31/2020. Ventas stock price adjusted historically for spin-off of Care Capital Properties, Inc. (the "Spin-off") on August 17, 2015.

Impact of and Response to COVID-19

We began 2020 with strong momentum, delivering financial performance for the first quarter of 2020 that was ahead of expectations. The COVID-19 pandemic then began to impact the world, our industry and our business. The rapid spread of the COVID-19 pandemic and the resulting public health crisis were accompanied by a historic increase in unemployment, significant GDP decline, unstable financial markets, widespread government restrictions on commercial activity and the need to quickly adopt social distancing and other protective measures. The COVID-19 pandemic has had, and is expected to continue to have, a significant impact on our business and our tenants, operators and partners, many of whom are on the frontline of responding to the pandemic by providing care to seniors, patients and other vulnerable members of our communities.

A significant portion of our business is in senior housing, an industry that was particularly hard hit by the pandemic. Other segments of our portfolio were also affected, as healthcare providers wrestled to respond to the pandemic while facing supply shortages and losses in revenue. Impacts of the COVID-19 pandemic on the Company's business and operations included:

▶ Over $100 million in COVID-19 related operating costs in our senior housing portfolio in 2020, primarily as a result of increased labor, testing and supply costs and the implementation of other safety measures.

▶ Nearly 9 percentage point decline in occupancy in our senior housing business year-over-year as communities endeavored to keep residents safe.

▶ Imposition of bans on or self-imposed deferrals of elective procedures, leading to a significant decrease in income for many of our tenants.

▶ Cessation or slowdown of development and construction projects for a significant portion of the year.

In the face of this extraordinary crisis, our team rose to the challenge, demonstrating resilience, agility and high productivity while holding firm to our core values of integrity, transparency and accountability and our commitment to corporate citizenship. Thanks to their efforts, we responded to the COVID-19 pandemic effectively, protecting the Company and its stakeholders while also making progress on our strategic priorities and finding ways to grow.

Throughout the pandemic, we have consistently prioritized the health and safety of employees, residents, tenants, operators and partners. Some of the specific actions we took are highlighted below.

Employees	**Tenants & Operators**	**Industry**
		

▶ Implemented travel, work and other precautions to maintain health and safety, appropriately flexing throughout the pandemic in response to evolving clinical trends	▶ Led senior housing industry in testing residents and frontline staff in the Company's senior housing communities	▶ Implemented early reporting process to identify, track and understand COVID-19 trends and metrics
▶ Provided enhanced COVID-19 related employee benefits	▶ Proactively sourced PPE and testing kits for tenants, operators and partners	▶ Served as a strong advocate for vulnerable seniors, with the U.S. Department of Health & Human Services ultimately making funding from its Provider Relief Fund available to assisted living communities to address the impact of COVID-19
▶ Provided access to enhanced mental health resources and training programs	▶ Developed best-in-class online resource center to share information on financial relief availability, PPE resources, testing and vaccination with our partners	

◣ VENTAS®

There is considerable uncertainty regarding the continuing impact of the COVID-19 pandemic on our business, including, in particular, regarding the pace and slope of recovery of our senior housing business, and the resulting impact on our earnings and credit profile. We have been mindful of this in developing our compensation programs and evaluating our governance practices. As we move forward, we will work to retain, engage and motivate our talented employees, and will continue to prioritize the health and safety of employees, residents, tenants, operators and partners and to serve as a resource for information and best practices.

2020 Performance Highlights

Our diverse portfolio, financial strength, experienced team and committed operating partners enabled the Company to remain strong and stable in 2020.

Despite the enormous challenges posed by the COVID-19 pandemic, we delivered strong results and continued to advance our strategic growth objectives. We executed on a multi-pronged capital conservation strategy to mitigate the impact of COVID-19, including reducing our planned capital expenditures and capital commitments and adjusting the Company's corporate cost structure. We also:

▶ Delivered net income attributable to common stockholders of $1.17 per share, Nareit FFO[1] of $3.37 per share and Normalized FFO[1] per share of $3.32, which represented 90% of the midpoint of our pre-pandemic guidance

▶ Ensured financial strength and flexibility throughout the year, ending 2020 with $3 billion in liquidity

▶ Recycled capital through the opportunistic disposition of assets and receipt of loan repayments with proceeds approximating $1 billion

▶ Proactively addressed the impact of the COVID-19 pandemic in our senior housing portfolio, announcing mutually beneficial arrangements with multiple tenants, including our two largest NNN senior housing tenants, Brookdale Senior Living and Holiday Retirement

▶ Advanced ground-up development of R&I properties containing nearly 1.5 million square feet and continued to expand our footprint with our Canadian partner Le Groupe Maurice, opening nearly 800 new units in two senior housing communities in Quebec

▶ Established the Company's third-party capital platform, Ventas Investment Management ("VIM"), bringing our preexisting and new third-party capital ventures together under one umbrella, including the Ventas Life Science and Healthcare Real Estate Fund, L.P. (the "Ventas LS&HC Fund"), which launched in March 2020, and our R&I development joint venture with GIC, which we formed in October 2020; VIM now has $3.7 billion of assets under management

▶ Acquired, through the Ventas LS&HC Fund, a portfolio of three premier life science properties in the South San Francisco life science cluster for $1.0 billion, and completed 10 other acquisitions for an aggregate consideration of approximately $250 million

---

(1) Nareit FFO and Normalized FFO are not calculated according to U.S. generally accepted accounting principles ("GAAP"). Please see Annex A for additional information and a reconciliation to Net Income Attributable to Common Stockholders, the most directly comparable GAAP measure.

2020 Environmental, Social and Governance Highlights

ESG Priorities

Ventas organizes its ESG efforts around the following framework, which was developed from a materiality assessment that the Company conducted in 2018 using the Global Reporting Initiative ("GRI") Standards.



People
▶ Talent Attraction & Retention
▶ Diversity, Equity & Inclusion

Performance
▶ Tenant, Resident & Operator Satisfaction
▶ Responsible Investment

Planet
▶ Climate Change
▶ Energy & Emissions
▶ Water
▶ Waste

◀ **Health and Safety** ▶

Spotlight on Diversity, Equity & Inclusion

Ventas has a long history of actively promoting Diversity, Equity and Inclusion ("DE&I"), and we are committed to driving lasting change in our Company, our industry and our communities.

In 2020, we found new and innovative ways to advance DE&I through education, engagement and philanthropy. For example, we:

▶ Incorporated a metric into our 2020-2022 long-term equity incentive program focused on increasing the Company's representation of female employees

▶ Hosted a charitable foundation competition sponsored by our executive leaders and their teams focused on racial justice

▶ Held a DE&I speaker series through our Diversity Network employee resource group

▶ Became the Founding Diversity Partner – Healthcare Real Estate of the Real Estate Executive Council's ("REEC") Diversity Initiative in support of REEC's mission to increase DE&I throughout the commercial real estate industry



52% MALE — 48% FEMALE
EMPLOYEE POPULATION (as of December 31, 2020)

77% MALE — 23% FEMALE INCLUDING OUR CEO
SENIOR MANAGEMENT (as of December 31, 2020)

64% MALE — 36% FEMALE
DIRECTOR NOMINEES

We also developed a customized DE&I framework centered around five pillars: people, culture, investment, community and celebration. In early 2021, we formed a DE&I Committee headed by our Chairman and CEO to put our DE&I framework into action, engaging a broad cross-section of employees across our enterprise.

⋀ VENTAS®

Spotlight on Climate Change




Ventas is committed to managing climate change-related risks and opportunities in our portfolio. In 2020, we were named to the CDP Leadership Band with a score of A-, reflecting our implementation of current best practices to address climate change. Our approach and disclosures are aligned with the Task Force on Climate-Related Financial Disclosures.

In 2020, we set ambitious goals to reduce our greenhouse gas emissions, energy and water use and waste generation. We also committed to the Science Based Targets initiative to set and measure our emissions goals in alignment with current climate science. Our new emissions, energy, water and recycling goals and progress towards those goals are shown below.

PROGRESS TOWARDS
EMISSIONS GOALS

PROGRESS TOWARDS
ENERGY GOAL

PROGRESS TOWARDS
WATER GOAL

PROGRESS TOWARDS
RECYCLING GOAL






Select ESG Recognitions




Selected to the DJSI World Index	**#1 Healthcare REIT in GRESB Real Estate Assessment**	**Nareit's Healthcare Leader in the Light (for the 5th time, including 4th consecutive)**





Signatory to the United Nations Global Compact, a voluntary leadership platform for responsible business practices	**#1 Real Estate Company in 3BL Media's 100 Best Corporate Citizens**	**Named to Newsweek's Most Responsible Companies 2021**




In support of

WOMEN'S EMPOWERMENT PRINCIPLES

Established by UN Women and the UN Global Compact Office

Signatory to the United Nations Women Empowerment Principles	**Awarded Gold at Nareit's 2020 Diversity, Equity & Inclusion Awards**	**Named to the Bloomberg Gender-Equality Index**

Sustainability Report

The Company's Corporate Sustainability Report can be found in the Corporate Responsibility section of our website at **www.ventasreit.com**.

Our Director Nominees

Below is information regarding our director nominees, including age and tenure as of the 2021 Annual Meeting and expected Board committees following the 2021 Annual Meeting.

Name	Principal Occupation	Age	Tenure	Board Committees	Other Public Boards
Melody C. Barnes Independent	Co-Director for Policy and Public Affairs, Democracy Initiative, University of Virginia Founder, MB² Solutions	57	7 years	AC NC	1
Debra A. Cafaro	Chairman and CEO, Ventas	63	22 years	IC EC	1
Jay M. Gellert Independent	Former President and CEO, Health Net, Inc.	67	20 years	NC IC EC	0
Matthew J. Lustig Independent	Chairman of Investment Banking, North America and Head of Real Estate and Lodging, Lazard Frères & Co. LLC ("Lazard")	60	10 years	IC EC	1
Roxanne M. Martino Independent	Managing Partner, Ocean M19 Former CEO, Aurora Investment Management LLC	64	5 years	CC IC EC	0
Marguerite M. Nader Independent	President and CEO, Equity LifeStyle Properties, Inc.	53	<1 year	AC	1
Sean P. Nolan Independent	President, Nolan Capital, LLC Former President and CEO, AveXis, Inc.	53	2 years	CC	1
Walter C. Rakowich Independent	Former CEO, Prologis, Inc.	63	5 years	AC IC EC	2
Robert D. Reed Independent	Former SVP and CFO, Sutter Health	69	13 years	NC IC EC	0
James D. Shelton Independent	Former Chairman, Omnicare, Inc. Former CEO and Chairman, Triad Hospitals, Inc.	67	13 years	CC NC EC	0
Maurice S. Smith Independent	President and CEO, Health Care Service Corporation	49	<1 year	AC	0

AC Audit   CC Compensation   NC Nominating   ● Chair   IC Investment   EC Executive

GENDER AND ETHNIC DIVERSITY



45% Diverse
- Women
- Ethnically diverse

INDEPENDENCE



91% Independent
- Independent
- Non-Independent

AGE



60.5 years avg. age
- 40's
- 50's
- 60's

TENURE



9 years avg. tenure
- <1-5 years
- >5-15 years
- >15 years

△ VENTAS®

Corporate Governance Highlights

The Ventas Board of Directors is committed to maintaining the highest standards of corporate governance. Our Board and management believe that strong corporate governance practices help promote the long-term interests of our stockholders. Below is a summary of recent changes or enhancements to our Board, its committees and our corporate governance practices:

Board Composition and Leadership Transition	Expanded Responsibilities of Committees	Other Governance Enhancements
▶ In July 2020, our Board appointed Marguerite M. Nader, a REIT leader, as an independent director	▶ In 2019, we shifted the responsibility for director compensation from the Nominating and Corporate Governance Committee ("Nominating Committee") to the Compensation Committee ("Compensation Committee")	▶ In 2020, our Nominating Committee adopted a formal policy requiring annual review of committee assignments and rotation of committee chairs
▶ In February 2021, our Board appointed Maurice S. Smith, a healthcare industry leader, as an independent director	▶ During 2020, our Compensation Committee actively oversaw our human capital management and DE&I efforts	▶ Adopted Proxy Access in 2017 to enable stockholders, under certain circumstances, to include their candidates for election to our Board of Directors
▶ Effective as of the 2021 Annual Meeting, Mr. Gilchrist will retire from the Board, in accordance with our Director Retirement Policy	▶ During 2020, our Audit and Compliance Committee ("Audit Committee") actively oversaw our financial response to COVID-19	
▶ Effective as of the 2021 Annual Meeting, Ms. Martino will become the Compensation Committee Chair and Mr. Lustig will become the Investment Committee Chair		

For additional information about our corporate governance best practices, please see the table in the "Our Corporate Governance Framework" section of this Proxy Statement.

Spotlight on Stockholder Engagement

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we invited our top 50 stockholders, representing approximately 70% of our outstanding shares, to engage with us. We ultimately met with 11 different investors, representing approximately 20% of our outstanding shares. The remainder of the stockholders we contacted confirmed that they did not view a discussion to be necessary or did not respond to our request. Our Compensation Committee Chair, an independent director, led these stockholder calls, as has been the case since at least 2015. Our incoming Compensation Committee Chair, Roxanne Martino, the Board and management have committed to continue these efforts.

By the Numbers – 2020 Fall Stockholder Engagement



We reached out to:

Top 50 investors holding ~70% of our stock

We spoke to:

Investors holding ~20% of our stock

Our stockholder engagement and response to stockholder feedback are discussed in detail under the "Stockholder Engagement" and "Compensation Discussion and Analysis–Stockholder Input" sections of this Proxy Statement.

2020 Executive Compensation Highlights

Our Executive Compensation is Closely Linked to Performance

Our Executive Compensation programs are designed to pay for performance; attract, retain and motivate talented employees; and align to the interests of our stockholders. More than 80% of the 2020 compensation of our Named Executive Officers was variable and at risk, and a significant proportion of variable 2020 compensation was based on pre-established performance metrics that are tied to our corporate strategy.

CEO TOTAL DIRECT COMPENSATION



9% Base Salary

18% Annual Cash Incentive Compensation

73% Long-Term Equity Incentive Compensation

91% At Risk/Performance-based

OTHER NEOs TOTAL DIRECT COMPENSATION



13-18% Base Salary

23-27% Annual Cash Incentive Compensation

55-63% Long-Term Equity Incentive Compensation

82-87% At Risk/Performance-based

In determining the design and scope of our executive compensation program, we consider the feedback we receive from our stockholders, including through our proactive stockholder engagement program and the annual say-on-pay advisory vote at our annual stockholders' meetings. Our decisions regarding executive compensation reflect that feedback, including the decisions our Compensation Committee made to account for the unique challenges presented by the COVID-19 pandemic.

2020 Compensation Highlights

The COVID-19 pandemic has had a significant impact on our business and our tenants, operators and partners. **Payouts to our Named Executive Officers were at or below target under our 2020 annual incentive plan and our 2018-2020 performance-based restricted stock units paid out at 36-39% of target.** As more fully discussed in the Compensation Discussion and Analysis included in this Proxy Statement, other highlights of our approach to compensation in response to the COVID-19 pandemic include the following:

▶ **Rewarded non-executive employees for their dedication and performance throughout the pandemic, including by assuming significant additional responsibilities, and took action to promote retention, maintain continuity and manage risk during a critical period** by:

   ▶ Providing **non-executive employees with 2020 bonus payouts that were at least 118% of target and 2020 long-term equity award payouts that were between target and maximum,**

   ▶ Granting **long-term equity awards more widely and deeply throughout the organization compared to prior years** and

   ▶ Providing **non-executive employees** who exhibited superior performance and raised increased retention risk **with supplemental long-term equity awards**

▶ **Provided enhanced benefits to employees,** including access to mental health resources and enhanced training programs and resources, to help employees address challenges created or exacerbated by the pandemic

▶ Made **no material changes to the 2020 compensation structure** for our Named Executive Officers ("NEOs") compared to 2019 — we **did not increase base salaries or incentive opportunities**

▶ **Reduced the 2020 base salaries of our CEO and other executive officers** by 20% and 10%, respectively, effective June 1, 2020, in response to the pandemic

▶ **Reduced the quarterly retainer for our independent directors** by 20% for the second half of 2020 in response to the pandemic

▶ **Maintained corporate performance metrics of our 2020 annual incentive plan and 2018-2020 performance-based restricted stock units,** which were set in January 2020 and January 2018, respectively, **despite the material negative impact of the pandemic on our business**

▶ **Demonstrated stockholder alignment by applying negative discretion to the annual incentive payout for our CEO, reducing her to a below target payout**

▶ **Certified payouts on our 2018-2020 performance-based restricted stock units at between 36% and 39% of target for all NEOs eligible for awards based on metrics established in January 2018**

A focus of our efforts was to ensure that our employees had the tools and assistance they needed to manage the challenges created by the pandemic while remaining cognizant of long-term goals and objectives, including ensuring that we are well positioned to outperform once pre-pandemic conditions return.

ESG Leadership and Recognition

ESG Priorities

Ventas's commitment to ESG is reflected in our strong corporate governance, transparent and ethical business practices and broad stakeholder engagement. Our integrated approach to ESG principles animates our actions, decisions and processes and drives success for us and our stakeholders.

Following the GRI Standards, the most widely used sustainability reporting framework, Ventas conducted a materiality assessment in 2018, which provided a framework for our ESG commitment.

Built on a foundation of health and safety as our foremost priority, we identified eight material topics which are organized across three pillars: People, Performance, Planet. This framework focuses our ESG efforts, enhances our conversations and reporting on key issues and motivates our daily efforts.


HEALTH
PEOPLE
PERFORMANCE
PLANET
SAFETY
Talent Attraction & Retention
Diversity, Equity & Inclusion
Tenant, Resident & Operator Satisfaction
Responsible Investment
Climate Change
Energy & Emissions
Water
Waste

ESG Goals

We have set meaningful ESG goals aligned to each of the eight priority topics identified above. These goals are also aligned with nine of the United Nations Sustainable Development Goals where we believe we can make an impact through strategic investment in our business and communities.


SUSTAINABLE DEVELOPMENT GOALS

Goal Framework

Topic	Goal	Target Date		2020 Status
Talent Attraction and Retention	▶ Employee engagement in top half of peer benchmark[1]	**ONGOING**	✓	ACHIEVED
	▶ Employee health package exceeding peer benchmark[2]	**ONGOING**	✓	ACHIEVED
	▶ Minimum wage of $15/hour, increasing to $17/hour by 2024	**2024**		ACHIEVED (100% >=$15/hour) ON TRACK (>=$17/hour by 2024)
	▶ Zero lost time incidents for employees	**ONGOING**		ONE LOST TIME INCIDENT IN 2020
Diversity and Inclusion	▶ Employee gender balance (50:50 female/male, +/- 5%)	**ONGOING**	✓	ACHIEVED (48% female at 12/31/2020)
	▶ Minimum of 30% female Board members	**ONGOING**	✓	ACHIEVED (36% at 12/31/20)
	▶ 25% female representation among senior leadership by 2023	**2023**		ON TRACK (23% female at 12/31/2020)
	▶ Develop Diversity, Equity & Inclusion Framework	**FIRST HALF 2021**		ON TRACK
Tenant, Resident and Operator Satisfaction	▶ MOB tenant satisfaction survey (Kingsley) score above peer benchmark with 1% annual increase; R&I in top half of peer benchmark by 2024	**2024**	✓	ACHIEVED
	▶ >80% of senior housing NOI from tenants/operators that conduct resident satisfaction surveys	**2022**	✓	ACHIEVED
	▶ 100% of NNN segment NOI from agreements requiring compliance with applicable health and safety laws	**ONGOING**	✓	ACHIEVED
Responsible Investment	▶ LEED® Silver or better on 100% of $1.58 billion R&I pipeline	**ONGOING**	✓	ACHIEVED
	▶ Communicate importance of LEED to development partners for all new projects	**2020**	✓	ACHIEVED
Climate Change	▶ <10% of NOI from properties in high flood risk zone	**ONGOING**	✓	ACHIEVED
	▶ 100% of non-NNN assets have emergency plan	**ONGOING**	✓	ACHIEVED
Environment	▶ Emissions: reduce by 25% from 2018 to 2028 (2.5% annually)	**2028**		ON TRACK
	▶ Energy: reduce intensity by 20% from 2018 to 2028 (2% annually)	**2028**		ON TRACK
	▶ Water: reduce intensity by 20% from 2018 to 2028 (2% annually)	**2028**		ON TRACK
	▶ Waste: recycling programs at 100% assets within operational control by 2028	**2028**		ON TRACK

[1] Compared to 2019 Engagement Survey benchmark; the survey vendor did not provide a 2020 benchmark due to the disruption caused by the COVID-19 pandemic.

[2] Industry benchmark figure provided by external benefits consultant.

Principles in Practice

Diversity, Equity and Inclusion

Ventas has a long history of actively promoting DE&I, and we are committed to driving lasting change in our Company, our industry and our communities. To advance our DE&I efforts, we have established a customized DE&I framework centered around the five pillars of people, culture, investment, community and celebration. In early 2021, we formed a DE&I Committee headed by our Chairman & CEO to put our DE&I framework into action, engaging a broad cross-section of employees across our enterprise. We also became the Founding Diversity Partner – Healthcare Real Estate of REEC's Diversity Initiative, which will support REEC's mission to increase DE&I throughout the commercial real estate industry. We are committed to maintaining a highly diverse Board of Directors.



Green Building Certifications



Green building certifications demonstrate our commitment to sustainable development and building operations and are part of our LEED development goals under Responsible Investment. These independent third-party certifications ensure properties meet the highest standards in environmental responsibility and resource efficiency. Ventas currently has 130 certified assets (representing 27% of our operating portfolio by square feet) and 145 certified assets (18% by square feet) in our total owned portfolio. These certifications include:

✔ 100 active Energy Star certified senior housing properties, representing more than 50% of all US Energy Star certifications in this property sector,

✔ 48 LEED certified properties (senior housing, medical office/outpatient and research and innovation) and

✔ two IREM Certified Sustainable Property (medical office/outpatient).

Ventas is on track to continue to increase its green building certifications in 2021.

Employee Benefits



Ventas prides itself in offering an industry leading compensation and benefits package that provides security and protection for the health and wellbeing of our employees and their families. Our comprehensive package includes benefits for physical wellness (medical, dental and vision plans, telemedicine); financial wellness (401(k) plan with Ventas match, adoption benefits, employee stock purchase plan); and mental wellness (paid time off, employee assistance program and parental leave for primary and secondary caregivers). A key part of our employee benefits is our investment in our people and their continuous development through leadership development, workshops and training. Ventas employees also participate in information security, integrity and compliance and ethics training at least annually.

In 2020, we took quick action to enhance our employee benefits to support employees through the COVID-19 pandemic including measures such as increased mental health resources, additional PTO to care for family members with COVID-19 and enhanced training programs.

CDP Leadership Band A-



CDP is a global environmental disclosure system that drives corporate transparency and helps to guide, incentivize and assess environmental stewardship and climate governance. CDP is aligned with the Task Force on Climate-Related Financial Disclosures. In 2020, Ventas achieved A-, Leadership Band.

Excellence in ESG Reporting: 2020 Corporate Sustainability Report



In November 2020, Ventas published its third annual Corporate Sustainability Report, which highlights our efforts toward ESG excellence and leadership. Our reporting is in accordance with the GRI Standards and showcases our new environmental goals and our Principles in Practice, a series of case studies that demonstrate our response to the COVID-19 pandemic, our actions to achieve greater gender and racial equality and our actions on health and safety and emergency preparedness. Our Corporate Sustainability Report is available in the Corporate Responsibility section of our website at **www.ventasreit.com**.

Corporate Governance and Board Matters

Proposal 1: Election of Directors

At the 2021 Annual Meeting, stockholders will vote on the election of the eleven director nominees listed on the following page for one-year terms. Marguerite M. Nader and Maurice S. Smith joined the Board in the past twelve months, and they appear on the ballot for the first time. In accordance with our Director Retirement Policy, Richard I. Gilchrist will retire from the Board, effective as of the 2021 Annual Meeting.

The Board has nominated each of the nominees to serve until the 2022 Annual Meeting. Each nominee has indicated that they will serve if elected. We do not anticipate that any of the nominees will be unable or unwilling to stand for election but, if that happens, your proxy may be voted for another person nominated by the Board or the Board may reduce its size. Each director holds office until his or her successor has been duly elected and qualified or his or her earlier resignation, death or removal.

In nominating the following slate of director candidates for election at the Company's 2021 Annual Meeting, the Board has evaluated each nominee by reference to the criteria described under the heading "Director Recruitment, Nomination and Succession Planning." In addition, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our businesses and represent stockholder interests.

The following section contains information provided by the nominees about their principal occupations, business experience and other matters, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company. The information reflects their respective ages and tenure as of the 2021 Annual Meeting and their expected committee and chair assignments immediately following the 2021 Annual Meeting.

✔ **Our Board recommends that you vote FOR the election of each of the nominees to the Board of Directors.**

Board Snapshot
2021 Director Nominees

Melody C. Barnes, 57
Co-Director for Policy and Public Affairs, Democracy Initiative, University of Virginia
Founder of MB² Solutions
Other Current Public Boards: 1

Debra A. Cafaro, 63
Chairman and CEO, Ventas
Other Current Public Boards: 1

Maurice S. Smith, 49
President and CEO, Health Care Service Corporation
Other Current Public Boards: 0

Jay M. Gellert, 67
Former President and CEO, Health Net, Inc.
Other Current Public Boards: 0

James D. Shelton, 67
Former Chairman, Omnicare, Inc.
Former CEO and Chairman, Triad Hospitals, Inc.
Other Current Public Boards: 0

Matthew J. Lustig, 60
Chairman of Investment Banking, North America and Head of Real Estate and Lodging Lazard Frères & Co. LLC
Other Current Public Boards: 1

Robert D. Reed, 69
Former SVP and CFO, Sutter Health
Other Current Public Boards: 0

Roxanne M. Martino, 64
Managing Partner, OceanM19
Former CEO, Aurora Investment Management LLC
Other Current Public Boards: 0

Walter C. Rakowich, 63
Former CEO, Prologis, Inc.
Other Current Public Boards: 2

Sean P. Nolan, 53
President, Nolan Capital, LLC
Former President and CEO, AveXis, Inc.
Other Current Public Boards: 1

Marguerite M. Nader, 53
President and CEO, Equity LifeStyle Properties, Inc.
Other Current Public Boards: 1

TENURE

Tenure values: 7 years, 22 years, 20 years, <1 year, 13 years, 10 years, 13 years, 5 years, 5 years, 2 years, <1 year

KEY TO BOARD COMMITTEES
- AC — Audit Committee
- CC — Compensation Committee
- NC — Nominating Committee
- IC — Investment Committee
- EC — Executive Committee
- (Chair)

GENDER AND ETHNIC DIVERSITY

45% Diverse
2
4
- Women
- Ethnically diverse

INDEPENDENCE

91% Independent
1
10
- Independent
- Non-Independent

AGE

60.5 years avg. age
1
3
7
- 40's
- 50's
- 60's

TENURE

9 years avg. tenure
2
5
4
- <1-5 years
- >5-15 years
- >15 years

VENTAS®

Board Nominees

Director Nominees Skills & Attributes Matrix

In selecting nominees for the Board, our Nominating Committee considers the particular experience, qualifications, attributes and skills of the current Board members and prospective candidates to ensure a variety of skills and qualifications are represented on the Board.

Skills and Attributes	Melody C. Barnes	Debra A. Cafaro	Jay M. Gellert	Matthew J. Lustig	Roxanne M. Martino	Marguerite M. Nader	Sean P. Nolan	Walter C. Rakowich	Robert D. Reed	James D. Shelton	Maurice S. Smith
Executive Experience (CEO): Supports our management team through relevant advice and leadership		✓	✓	✓	✓	✓	✓	✓		✓	✓
Financial/Accounting Experience: Critical to the oversight of the Company's financial statements, financial reporting and internal controls		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
REITS/Real Estate: Contributes to a deeper understanding of the Company's challenges and opportunities in the REIT and real estate industries		✓		✓		✓		✓			
Healthcare, Senior Housing & Health Systems: Contributes to a deeper understanding of the challenges and opportunities in the healthcare, senior housing and for-profit/not-for-profit health systems industries	✓	✓	✓	✓	✓		✓		✓	✓	✓
Life Sciences, Research & Innovation: Provides valuable insight regarding the unique considerations relevant to the life sciences, research & innovation space as the Company seeks to grow this line of business			✓		✓		✓				
Capital Markets: Valuable in evaluating the Company's capital structure and financing strategy		✓		✓	✓	✓		✓	✓	✓	
Capital Intensive Industry: Contributes to a deeper understanding of the Company's operations and key performance indicators		✓		✓		✓		✓	✓	✓	
Public Company Executive Compensation: Contributes to the Board's ability to attract, motivate and retain executive talent	✓		✓		✓	✓	✓			✓	
Public Policy & Regulation: Contributes to the Board's understanding of complex public policy issues and legal, regulatory and compliance risks	✓	✓	✓				✓		✓	✓	✓
Technology/Cybersecurity: Contributes to the Board's understanding of information technology and cybersecurity risks			✓					✓			
Education, Communication & Brand: Valuable in managing communications with stakeholders and protecting the Company's brand and reputation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales & Marketing: Valuable in promoting and selling our services and delivering excellent customer service			✓			✓	✓	✓			
Strategic Planning: Essential to guiding the Company's long-term business strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management: Contributes to the identification, assessment and prioritization of risks facing the Company	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Independent	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Gender	F	F	M	M	F	F	M	M	M	M	M
Race/Ethnicity											
Asian/Asian American											
Black/African American	✓										✓
Caucasian/White		✓	✓	✓	✓	✓	✓	✓	✓	✓	
Hispanic/Latino											
Native American/Alaska Native											
Native Hawaiian/Pacific Islander											

Director Nominees Biographies

Melody C. Barnes, 57 Independent Director

SKILLS AND QUALIFICATIONS:



Melody C. Barnes is an attorney with extensive experience in government, leadership and public policy. She brings to our Board expertise in leadership and strategy and valuable insights in human rights issues, organizational dynamics and legislative and regulatory matters.

Business Experience
- Co-Director for Policy and Public Affairs of the Democracy Initiative, University of Virginia (2018 to present) and Dorothy Danforth Compton professor of practice at the Miller Center of Public Affairs, University of Virginia (2016 to present); Distinguished Fellow at the University of Virginia School of Law (2016 to present)
- Co-Founder and Principal of MB^2 Solutions, LLC, a public policy and domestic strategy firm (2014 to present)
- Director of the Domestic Policy Council in the White House (2009 to 2012), providing policy and strategic advice to then-President Obama and coordinating the domestic policy-making process for his administration
- Senior Domestic Policy Advisor for then-Senator Obama's 2008 presidential campaign (2008)
- Executive Vice President for Policy (2005 to 2008) and a Senior Fellow (2003 to 2005) at the Center for American Progress, an independent nonpartisan policy institute
- Chief Counsel to Senator Edward M. Kennedy on the Senate Judiciary Committee (1998 to 2003) and General Counsel for Senator Kennedy (1995 to 1998)

Private Boards and Community Service
- Chair of the Board of Trustees (2021 to present), Vice Chair of the Board of Trustees (2018 to 2020) and Member of the Board of Trustees (2017 to 2018) at The Thomas Jefferson Foundation, Inc., a not-for-profit organization
- Member of the Advisory Board of the Institute for Contemporary Art at Virginia Commonwealth University, a non-collecting art institution (2018 to present)
- Chair of the Aspen Institute for Community Solutions and Opportunity Youth Forum, a not-for-profit organization (2012 to present)
- Chair of the Marguerite Casey Foundation, a not-for-profit organization (2012 to present)

Current Public Company Directorships
- Booz Allen Hamilton Inc. (NYSE: BAH) (2015 to present)

Other Public Company Directorships during the Past Five Years
- None

DIRECTOR SINCE 2014

VTR COMMITTEES
- Audit
- Nominating

Executive Experience (CEO)	Financial/ Accounting Experience	REITS/Real Estate	Healthcare, Senior Housing & Health Systems
Public Company Executive Compensation	Public Policy & Regulation	Technology/ Cybersecurity	Education, Communication & Brand

Life Sciences, Research & Innovation	Capital Markets	Capital Intensive Industry
Sales & Marketing	Strategic Planning	Risk Management

VENTAS

Debra A. Cafaro, 63   Chairman and CEO of Ventas

SKILLS AND QUALIFICATIONS:



Debra A. Cafaro has substantial executive experience, leadership ability and a proven record of accomplishment. She brings to our Board expertise in real estate, healthcare, capital markets, corporate finance, mergers and acquisitions, strategic planning, law and public policy and other public company matters.

Business Experience
- Chief Executive Officer and director (1999 to present), Chairman of the Board (2003 to present) and President (1999 to 2010) of Ventas, Inc. (NYSE: VTR)

Private Boards and Community Service
- Member of the American Academy of Arts & Sciences, an honorary society (2020 to present)
- Chair of the Real Estate Roundtable, a public policy organization
- Chair of the Executive Committee (2019 to present) and Member of the Board of Directors of The Economic Club of Chicago, a non-profit management organization
- Member of the Board of Trustees of the University of Chicago and the Chicago Symphony Orchestra
- Appointed by Mayor Rahm Emanuel to the Board of the Chicago Infrastructure Trust (2015 to 2019)
- An owner and member of the Management Committee of the Pittsburgh Penguins, a National Hockey League team

Recognitions
- Six time honoree in Harvard Business Review's CEO 100 (2014 to 2020) and Modern Healthcare's 100 Most Influential People in Healthcare (2012, 2015 to 2019)
- Recipient of the Industry Leadership Award from the National Association of Real Estate Investment Trusts (Nareit) (2014), where she previously served as Chair (2010)
- Inducted into the ASHA (American Seniors Housing Association) Senior Living Hall of Fame (2019)
- Member of the Business Council, an association of chief executive officers

Current Public Company Directorships
- PNC Financial Services Group Inc. (NYSE: PNC) (2017 to present)

Other Public Company Directorships during the Past Five Years
- Weyerhaeuser Company (NYSE: WY) (2007 to 2016)

DIRECTOR SINCE 1999

VTR COMMITTEES
- Executive
- Investment

Jay M. Gellert, 67   Independent Director

SKILLS AND QUALIFICATIONS:



Jay M. Gellert has substantial healthcare experience, having held numerous senior executive, leadership and strategic positions in the industry. He brings to our Board expertise in government relations, healthcare operations, mergers and acquisitions, strategy and public company executive compensation.

Business Experience
- President and Chief Executive Officer (1998 to 2016) and President and Chief Operating Officer (1997 to 1998) of Health Net, Inc. (formerly NYSE: HNT), an integrated managed care organization; President and Chief Operating Officer of its predecessor, Health Systems International, Inc., a health maintenance organization (1996 to 1997)
- Directed strategic advisory engagements for Shattuck Hammond Partners, a healthcare investment banking boutique (1991 to 1996)
- President and Chief Executive Officer of Bay Pacific Health Corporation, a healthcare services company (1988 to 1991)

Private Boards and Community Service
- Member of the Board of Directors of HealthEdge Software, a healthcare technology company (2020 to present)
- Chairman of the Board of Versant Health, a managed vision care company (2018 to 2020)
- Member of the Board of Directors of the Maven Project, a not-for-profit telehealth technology organization (2016 to present)

Current Public Company Directorships
- None

Other Public Company Directorships during the Past Five Years
- Health Net, Inc. (formerly NYSE: HNT) (1998 to 2016)

DIRECTOR SINCE 2001

VTR COMMITTEES
- Executive
- Investment
- Nominating

Executive Experience (CEO)	Financial/ Accounting Experience	REITS/Real Estate	Healthcare, Senior Housing & Health Systems
Public Company Executive Compensation	Public Policy & Regulation	Technology/ Cybersecurity	Education, Communication & Brand

Life Sciences, Research & Innovation	Capital Markets	Capital Intensive Industry
Sales & Marketing	Strategic Planning	Risk Management

Matthew J. Lustig, 60 Independent Director

SKILLS AND QUALIFICATIONS:



DIRECTOR SINCE 2011

VTR COMMITTEES
▶ Executive
▶ Investment (Chair)

Matthew J. Lustig has extensive experience as an advisor and investor in domestic and international real estate transactions, including senior housing, and as a director, executive and investor in real estate companies and funds. He brings to our Board expertise in capital markets, corporate finance, mergers and acquisitions and strategic transactions.

Business Experience
▶ Chairman of Investment Banking, North America (2019 to present), Head of Investment Banking, North America (2012 to 2019), Head of Real Estate & Lodging (1989 to present) and former Chief Executive Officer of the private equity real estate investment business at Lazard Frères & Co. LLC, a financial advisory and asset management firm

Private Boards and Community Service
▶ Chairman of the Advisory Board at The Samuel Zell and Robert Lurie Real Estate Center at The Wharton School, University of Pennsylvania (2017 to present)
▶ Member of the Board of Advisors at the Edmund A. Walsh School of Foreign Service, Georgetown University (2011 to present)
▶ Member of the MBA Real Estate Program Advisory Board at the Paul Milstein Center for Real Estate at Columbia Business School, Columbia University (1999 to present)
▶ Chairman of the Board of Directors of Atria Senior Living, Inc., a for-profit senior housing company (2004 to 2011)
▶ Member of the Council on Foreign Relations, the Pension Real Estate Association, the Real Estate Roundtable and the Urban Land Institute

Current Public Company Directorships
▶ Boston Properties, Inc. (NYSE: BXP) (2011 to present)

Other Public Company Directorships during the Past Five Years
▶ None

Executive Experience (CEO)	Financial/ Accounting Experience	REITS/Real Estate	Healthcare, Senior Housing & Health Systems	Life Sciences, Research & Innovation	Capital Markets	Capital Intensive Industry	
Public Company Executive Compensation	Public Policy & Regulation	Technology/ Cybersecurity	Education, Communication & Brand	Sales & Marketing	Strategic Planning	Risk Management	

Roxanne M. Martino, 64 Independent Director

SKILLS AND QUALIFICATIONS:



Roxanne M. Martino has extensive experience as a director, industry leader and senior executive and is widely recognized for her finance and investment expertise. She brings to our Board expertise in accounting, capital markets, corporate finance, investments and strategy.

Business Experience
- Managing Partner of OceanM19 (2016 to present)
- Led Aurora Investment Management L.L.C., a hedge fund investment firm, and its predecessor companies, including acting as Chief Executive Officer, Partner and Chair of the Investment Committee (1990 to 2016)
- General Partner of Grosvenor Capital Management, L.P., an asset management firm (now GCM Grosvenor, NASDAQ: GCMG) (1984 to 1990)

Private Boards and Community Service
- Member of the Board of Directors of The Havi Group (2019 to present)
- Member of the Executive Committee of the Chicago Network (2019 to present); member of the Board of Directors and Executive Committee of The Economic Club of Chicago (2017 to present)
- Chairperson (2018 to present) of the Ann & Robert H. Lurie Children's Hospital of Chicago Board of Directors and member of the Executive Committee of the Ann & Robert H. Lurie Children's Hospital of Chicago Foundation (2018 to present)
- Co-Chair of the Council on Chicago Booth at the University of Chicago Booth School of Business (2015 to present); member and Chair of the Advisory Council at the Mendoza College of Business, University of Notre Dame (2001 to present); and Life Trustee of Fenwick High School (2003 to present)
- Director and past President of Thresholds, a not-for-profit psychiatric rehabilitation organization (1991 to present)

Recognitions
- Inducted into the Invest Hedge Hall of Fame (2015)
- Recognized as one of "50 Leading Women in Hedge Funds" by the Hedge Fund Journal (2015)
- Honored by DePaul University as the "DePaul University Financial Executive of the Year" based on her lifetime of professional achievement (2014)

Current Public Company Directorships
- None

Other Public Company Directorships during the Past Five Years
- None

DIRECTOR SINCE 2016

VTR COMMITTEES
- Compensation (Chair)
- Executive
- Investment

Marguerite M. Nader, 53 Independent Director

SKILLS AND QUALIFICATIONS:



Marguerite M. Nader has extensive senior executive experience in the real estate investment trust industry, serving as President and Chief Executive Officer, and previously, as Chief Financial Officer, for a leading REIT. She brings to our Board expertise in asset management, corporate governance, finance, financial reporting, public company operations and sales and marketing.

Business Experience
- President and Chief Executive Officer (2013 to present), President and Chief Financial Officer (2012 to 2013), Executive Vice President and Chief Financial Officer (2011 to 2012) and other roles in asset management, business development and sales and marketing (1993 to 2011) for Equity LifeStyle Properties, Inc. (NYSE: ELS), a resort community real estate investment trust
- Member of the Management Committee and Board of Directors for ELS

Private Boards and Community Service
- First Vice Chair (2021 to present), Member of the Executive Board (2019 to present) and Member of the Advisory Board of Governors (2014 to 2018) of the National Association of Real Estate Investment Trusts (Nareit)

Current Public Company Directorships
- Equity LifeStyle Properties, Inc. (NYSE: ELS) (2013 to present)

Other Public Company Directorships during the Past Five Years
- Liberty Property Trust (formerly NYSE: LPT) (2017 to 2020)

DIRECTOR SINCE 2020

VTR COMMITTEES
- Audit

 Executive Experience (CEO)	 Financial/ Accounting Experience	 REITS/Real Estate
 Public Company Executive Compensation	 Public Policy & Regulation	 Technology/ Cybersecurity

 Healthcare, Senior Housing & Health Systems
 Life Sciences, Research & Innovation
 Capital Markets
 Capital Intensive Industry
 Education, Communication & Brand
 Sales & Marketing
 Strategic Planning
 Risk Management

Sean P. Nolan, 53 Independent Director



DIRECTOR SINCE 2019

VTR COMMITTEES
- Compensation

SKILLS AND QUALIFICATIONS:

Sean P. Nolan is an accomplished senior executive and board member, having served in numerous officer and director positions for privately held and publicly traded companies in the biopharmaceutical industry. He brings to our Board expertise in finance, leadership, management and research and innovation.

Business Experience
- President of Nolan Capital, LLC, an investment fund (2019 to present)
- President and Chief Executive Officer of AveXis, Inc. (formerly NASDAQ: AVXS), a gene therapy company (2015 to 2018)
- Chief Business Officer for InterMune, Inc. (formerly NASDAQ: ITMN), a biopharmaceutical company (2013 to 2015)
- Chief Commercial Officer of Reata Pharmaceuticals, Inc. (NASDAQ: RETA), a pharmaceuticals company (2011 to 2012)
- Chief Commercial Officer and President of Lundbeck, Inc., a U.S. affiliate of Lundbeck, a Danish pharmaceuticals company (2009 to 2010), senior management at Ovation Pharmaceuticals, Inc., a pharmaceuticals company (2004 to 2009)

Private Boards and Community Service
- Chairman of the Board of Affinia Therapeutics (formerly known as TouchDown Therapeutics), a gene therapy company (2019 to present)
- Chairman of the Board of Encoded Therapeutics, Inc., a gene therapy company (2018 to present)
- Chairman of the Board of Istari Oncology, Inc., a clinical-stage biotechnology company (2018 to present)

Current Public Company Directorships
- Taysha Gene Therapies, Chairman of the Board (NASDAQ: TSHA) (2020 to present)

Other Public Company Directorships during the Past Five Years
- Neoleukin Therapeutics (NASDAQ: NLTX) (2019 to 2020)
- Aquinox Pharmaceuticals, Inc. (formerly NASDAQ: AQXP) (2015 to 2019)

Walter C. Rakowich, 63 Independent Director



DIRECTOR SINCE 2016

VTR COMMITTEES
- Audit (Chair)
- Executive
- Investment

SKILLS AND QUALIFICATIONS:

Walter C. Rakowich is a recognized leader in the real estate industry with extensive senior executive experience. He brings to our Board expertise in capital markets, corporate finance, finance and accounting, international operations, leadership, mergers and acquisitions and strategy.

Business Experience
- Chief Executive Officer of Prologis, Inc., an industrial real estate company (NYSE: PLD) (2008 to 2011), Co-Chief Executive Officer following its merger with AMB Property Corporation (2011 to 2012), member of the Board of Directors (2005 to 2012) and served in a number of senior management positions, including President, Chief Financial Officer and Chief Operating Officer (1994 to 2008)
- Partner and Principal with Trammell Crow Company, a real estate provider (1985 to 1993)

Private Boards and Community Service
- Member of the Advisory Council of Gender Fair, an organization working to accelerate gender equality (2020 to present)
- Leadership roles at three non-profits focused on educational opportunities for at-risk children: Trustee of the PIVOT Foundation (2018 to present), Chairman of the Board of Colorado UpLift (2013 to present) and Board Member of the Alliance for School Choice in Education (ACE) (2004 to present)
- Member of the Board of Trustees of Pennsylvania State University (2014 to present); member of the Advisory Board of the Institute for Real Estate Studies in the Smeal College of Business, Pennsylvania State University (2014 to present)
- Member of the Advisory Board of Governors (2008 to 2010) and the Executive Committee (2010 to 2011) of the National Association of Real Estate Investment Trusts (Nareit), a real estate trade association

Current Public Company Directorships
- Host Hotels & Resorts, Inc. (NYSE: HST) (2012 to present; Lead Director, 2015 to 2018)
- Iron Mountain Incorporated (NYSE: IRM) (2015 to present)

Other Public Company Directorships during the Past Five Years
- None

Executive Experience (CEO)	Financial/ Accounting Experience	REITS/Real Estate	Healthcare, Senior Housing & Health Systems	Life Sciences, Research & Innovation	Capital Markets	Capital Intensive Industry
Public Company Executive Compensation	Public Policy & Regulation	Technology/ Cybersecurity	Education, Communication & Brand	Sales & Marketing	Strategic Planning	Risk Management

Robert D. Reed, 69 Independent Director

SKILLS AND QUALIFICATIONS:



Robert D. Reed has extensive healthcare senior executive experience, having served as Chief Financial Officer for domestic hospital systems and physicians organizations. He brings to our Board expertise in accounting, healthcare finance and operations, managing capital intensive operations and strategic planning.

Business Experience
- Advisor to Halo Diagnostics, a privately held healthcare technology company (2020 to present)
- Senior Vice President and Chief Financial Officer of Sutter Health, a family of not-for-profit hospitals and physicians organizations (1997 to 2015)
- Chief Financial Officer, Alta Bates Corporation, a not-for-profit health care company (1990 to 1995) and Voluntary Hospitals of America Corporation, a not-for-profit health care company (1988) and Voluntary Health Enterprises, Inc., a for-profit health care company (1986 to 1988)
- Investment banker specializing in healthcare finance for hospital systems at various national financial firms, including Eastdil (1976 to 1980), Paine Webber (1980 to 1982) and American Health Capital (1982 to 1986)

Private Boards and Community Service
- Member of the National Board of Advisors of U.C. Davis Health, an academic medical center (2019 to present)
- Member of the Board of Directors of The Metta Fund, a not-for-profit organization dedicated to advancing the health and wellness of San Francisco's aging population (2007 to 2018)

Current Public Company Directorships
- None

Other Public Company Directorships during the Past Five Years
- None

DIRECTOR SINCE 2008

VTR COMMITTEES
- Executive
- Investment
- Nominating

James D. Shelton, 67 Independent Presiding Director

SKILLS AND QUALIFICATIONS:



James D. Shelton has extensive experience as a Chief Executive Officer and business leader in the healthcare industry. He brings to our Board expertise in corporate governance, executive compensation, government relations, managing capital intensive operations, mergers and acquisitions and strategic transactions.

Business Experience
- Non-executive Chairman of the Board of Omnicare, Inc. (formerly NYSE: OCR) ("Omnicare"), a pharmaceutical care provider (2010 to 2015) and interim Chief Executive Officer of Omnicare (2010 to 2011)
- Chief Executive Officer and Chairman of the Board of Triad Hospitals, Inc. (formerly NYSE: TRI), an owner and manager of hospitals and ambulatory surgery centers (1999 to 2007)
- President of the Pacific Group (1998 to 1999) and President of the Central Group (1994 to 1998) of Columbia/HCA Healthcare Corporation, a hospital operator (now known as HCA Inc. (NYSE: HCA))
- Executive Vice President of National Medical Enterprises (now known as Tenet Healthcare Corporation (NYSE: THC)), a healthcare services company (1991 to 1994)

Private Boards and Community Service
- Member of the Board of Directors and the Executive Committee of the American Hospital Association, a healthcare industry trade group (2004 to 2006)
- Chairman and member of the Board of Directors of the Federation of American Hospitals, a hospital trade association (1991 to 2001)

Current Public Company Directorships
- None

Other Public Company Directorships during the Past Five Years
- Envision Healthcare Corp. (formerly NYSE: EVHC) (2015 to 2018, Lead Director, 2018)

DIRECTOR SINCE 2008

VTR COMMITTEES
- Compensation
- Executive (Chair)
- Nominating (Chair)

 Executive Experience (CEO)	 Financial/ Accounting Experience	 REITS/Real Estate	 Healthcare, Senior Housing & Health Systems	 Life Sciences, Research & Innovation	 Capital Markets	 Capital Intensive Industry
 Public Company Executive Compensation	 Public Policy & Regulation	 Technology/ Cybersecurity	 Education, Communication & Brand	 Sales & Marketing	 Strategic Planning	 Risk Management

Maurice S. Smith, 49 Independent Director

SKILLS AND QUALIFICATIONS:



Maurice S. Smith has extensive senior executive experience in the health insurance industry, serving as President and Chief Executive Officer and previously, in other senior leadership positions, for a leading health insurance company. He brings to our Board expertise in corporate transactions, health insurance, financial matters, management and strategic growth initiatives.

Business Experience
- ▶ President and Chief Executive Officer (2020 to present), President (2019 to 2020), Senior Vice President, Business Development and Subsidiary Management (2015), Divisional Vice President, Business Development and Subsidiary Management (2012 to 2014), Vice President, Corporate Transactions and Business Analysis (2011 to 2012), numerous other roles of progressive responsibility (1993 to 2011), Health Care Service Corporation (HCSC), a leading health insurer
- ▶ President, Blue Cross Blue Shield of Illinois, a division of HCSC (2015 to 2019)

Private Boards and Community Service
- ▶ Member of the Board of Directors of The Economic Club of Chicago (2020 to present)
- ▶ Member of the Board of Directors of the Chicago Civic Consulting Alliance, a nonprofit organization (2018 to present)
- ▶ Member of the Board of Trustees of Roosevelt University (2017 to present)
- ▶ Member of the Board of Trustees of the Civic Federation, a nonpartisan government research organization (2017 to present)
- ▶ Member of the Board of Directors of World Business Chicago, a public-private economic development agency (2020 to present)
- ▶ Chairman of the Board of Dearborn National Life Insurance Company, a life insurance company (2012 to 2019)
- ▶ Member of the Board of Directors of Common Ground Foundation, a nonprofit organization (2018 to present)
- ▶ Member of the Board of Directors of Medecision, Inc., an integrated health management solutions company (2014 to 2020)
- ▶ Member and former Chairman of the Board of Directors of Chicago Sinfonietta (2011 to 2019)

Current Public Company Directorships
- ▶ None

Other Public Company Directorships during the Past Five Years
- ▶ None

DIRECTOR SINCE 2021

VTR COMMITTEES
- ▶ Audit

Executive Experience (CEO)	Financial/ Accounting Experience	REITS/Real Estate
Public Company Executive Compensation	Public Policy & Regulation	Technology/ Cybersecurity

Healthcare, Senior Housing & Health Systems

Education, Communication & Brand

Life Sciences, Research & Innovation

Sales & Marketing

Capital Markets

Strategic Planning

Capital Intensive Industry

Risk Management



Effective as of our 2021 Annual Meeting, Richard I. Gilchrist will retire from our Board consistent with the Company's Director Retirement Policy. We extend our sincere gratitude to Mr. Gilchrist for his service as one of our Board members for the past ten years, our Compensation Committee Chair from 2018 to 2021 and our Investment Committee Chair from 2016 to 2021.

Director Recruitment, Nomination and Succession Planning

Criteria for Board Membership

In accordance with our Guidelines on Governance (our "Guidelines"), the Nominating Committee annually considers and recommends to the Board a slate of directors for election at the next annual meeting of stockholders. In making its recommendations, the Nominating Committee considers:

▶ high-performing, independent incumbent directors who have indicated a willingness to continue serving on our Board;

▶ candidates, if any, nominated by our stockholders; and

▶ other potential candidates identified by the Nominating Committee.

If at any time during the year a seat on the Board becomes vacant or a new seat is created, the Nominating Committee considers and recommends to the Board a candidate for appointment to fill the vacant or newly created seat.

Refreshment and Succession Planning

The Board is committed to effective succession planning and refreshment. Two directors—Ms. Nader and Mr. Smith—joined the Board in the past twelve months, and a total of four directors have joined since 2016, enhancing the Board's breadth and depth of experience and diversity. Each of Ms. Nader and Mr. Smith were identified by a third-party search firm and were recommended to our Board by our Nominating Committee following our Director Recruitment process outlined below. One director, Mr. Gilchrist, will retire effective as of the 2021 Annual Meeting in accordance with our Director Retirement Policy.

The average tenure of our director nominees is 9 years. Our Nominating Committee monitors the average tenure of our directors and seeks to achieve a variety of director tenures in order to benefit from long-tenured directors' institutional knowledge and newly elected directors' fresh perspectives.

In its annual review of the Board's composition, the Nominating Committee considers succession planning in light of factors such as skills and attributes needed and upcoming retirements and other potential departures.

Director Recruitment

Our Nominating Committee has the authority to identify, consider and recommend potential new director candidates to the Board. An overview of the Board's director recruitment process is provided below:



Evaluate Board Composition	The Nominating Committee periodically reviews Board composition and the skills, experience and characteristics held by existing directors and those sought in director candidates, considering the needs of the Board in light of the Company's strategy
Identify Candidates	Candidates may be recommended by search firms engaged by the Nominating Committee, other directors, management and stockholders
Assess Potential Directors	Potential nominees are assessed against various attributes outlined in "—Director Nominee Attributes" and the skills and experiences shown in "Board Nominees—Director Nominees Skills & Attributes Matrix," as well as the future needs of the Board, including succession planning. The Company reviews candidates for independence and potential conflicts
Interview Candidates	Candidates are interviewed by the Nominating Committee and other Board members
Recommend Candidates	The Nominating Committee recommends candidates to the Board for approval and stockholders vote on director nominees at the annual meeting of stockholders

We have from time to time retained search firms and other third parties to assist us in identifying potential candidates based on specific criteria that we provided to them, including the qualifications described above. We may retain search firms and other third parties in the future.

4 New Directors Added Since 2016

✔ Ethnic and gender diversity

✔ Investments, R&I, healthcare and REIT expertise

✔ Current and former CEOs

✔ All independent

Director Nominee Attributes

In evaluating potential director candidates, the Nominating Committee considers different perspectives, skill sets, education, ages, genders, racial and ethnic demographics and business experience in its recruiting and nomination process. In general, the Nominating Committee seeks to include on our Board a complementary mix of individuals with diverse backgrounds, knowledge and viewpoints reflecting the broad set of challenges that the Board confronts without representing any particular interest group or constituency.

Our Guidelines provide that, in general, nominees for membership on the Board should:

▶ have demonstrated management or technical ability at high levels in successful organizations;

▶ have experience relevant to our operations, such as real estate, REITs, healthcare, finance or general management;

▶ be well-respected in their business and home communities;

▶ have time to devote to Board duties; and

▶ be independent from us and not related to our other directors or employees.

Our directors are also expected to be active participants in governing our enterprise, and our Nominating Committee looks for certain characteristics common to all Board members, including integrity, independence, leadership ability, constructive and collegial personal attributes, candor and the ability and willingness to evaluate, challenge and stimulate. The Nominating Committee seeks to recommend candidates that have adequate time to devote to Board activities, recognizing that public company board of directors' responsibilities command a significant portion of directors' time. Accordingly, the Company maintains an overboarding policy that prohibits directors from simultaneously serving on more than four public company boards other than the Company's Board and prohibiting Audit Committee members from simultaneously serving on more than two public company audit committees other than the Company's.

No single factor or group of factors is necessarily dispositive of whether a candidate will be recommended by our Nominating Committee. The Nominating Committee will consider director candidates recommended by stockholders and applies these same standards in evaluating individuals in that context. Candidates recommended by stockholders must meet the criteria and qualifications described above. Stockholders may submit recommendations to our Corporate Secretary at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654.

Director nominations by our stockholders must follow the procedures described in the "Additional Information—Submission of Stockholder Proposals and Other Items for 2022 Annual Meeting" section of this Proxy Statement.

Independence

Our Guidelines require that at least a majority of the members of our Board meet the criteria for independence under the rules and regulations of the NYSE. For a director to be considered independent under the NYSE's listing standards, the director must satisfy certain bright-line tests, and the Board must affirmatively determine that the director has no direct or indirect material relationship with us. Not less than annually, our Board evaluates the independence of each non-management director on a case-by-case basis by considering any matters that could affect his or her ability to exercise independent judgment in carrying out the responsibilities of a director, including all transactions and relationships between that director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and our management, on the other hand. Any such matters are evaluated from the standpoint of both the director and the persons or organizations with which the director has an affiliation. Each director abstains from participating in the determination of his or her independence.

Based on its most recent review, the Board has affirmatively determined that each of our non-employee directors has no direct or indirect material relationship with us and qualifies as independent under the NYSE's listing standards. Ms. Cafaro is not considered independent under the NYSE listing standards due to her employment as our CEO.

The Board has also determined that:

▶ all of the members of the Audit Committee are independent under the applicable rules of the NYSE and under the independence standards for audit committee members under Rule 10A-3 of the Securities Exchange Act of 1934 (the "Exchange Act");

▶ all of the members of the Compensation Committee are independent, non-employee directors, under the applicable rules of the NYSE and the Securities and Exchange Commission ("SEC") respectively; and

▶ all of the members of the Nominating Committee are independent under the applicable rules of the NYSE.

In evaluating the independence of Mr. Lustig, the Board considered that he is employed by Lazard, which is a large multi-national financial institution that, with its affiliates, has provided financial advisory and investment banking services for the Company and its subsidiaries, for which it may receive customary compensation, fees and expense reimbursement. The Board did not believe that the Company's relationship with Lazard impacted the independence of Mr. Lustig for the following reasons:

▶ Lazard is a large multi-national financial institution and the Company has had a relationship with Lazard for many years prior to Mr. Lustig's appointment to the Board; and

▶ amounts paid by the Company to Lazard for the services described above represent an immaterial percentage of Lazard's and its affiliates' gross revenues, are well below the amounts that would preclude a finding of independence under the NYSE listing standards and are immaterial to Mr. Lustig.

Director Resignation Policy

In accordance with our Director Resignation Policy, our Board will nominate an incumbent director for election only if the director agrees that, in the event the director fails to receive the required majority vote for election, they will tender an irrevocable resignation that will be effective upon acceptance by the Board. If an incumbent director fails to receive the required majority vote for election, our Nominating Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and submit its recommendation for prompt consideration by the Board. Our Board will act on the Nominating Committee's recommendation and publicly disclose its decision regarding the tendered resignation by filing a Current Report on Form 8-K with the SEC no later than 90 days following certification of the election results.

Director Retirement Policy

Under our Guidelines, a director is required to retire at the first annual meeting of stockholders following their 75th birthday. On the recommendation of our Nominating Committee, our Board may waive this requirement if it deems a waiver to be in our best interests and the best interests of our stockholders.

Annual Board Self-Evaluation

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness.

The Board and each of its committees conduct self-evaluations through completion of written questionnaires related to their performance on an annual basis. Through this process, directors provide feedback and assess Board, committee and director performance, including areas where the Board believes it is functioning effectively and areas where the Board believes it can improve.

Our Nominating Committee supervises the annual self-evaluations and uses various processes to solicit feedback, including periodic in-person interviews conducted by the Presiding Director with each of the Board members. The Board and each committee review and discuss the evaluation results and take this information into account when assessing the qualifications of the Board and further enhancing the effectiveness of the Board and its committees over time.

The Nominating Committee regularly reviews the size and composition of the Board on a holistic basis, utilizing a matrix of identified skills, experiences and other criteria for maintaining an excellent, independent Board in light of our changing requirements and seeks nominees who, taken together as a group, possess the skills, diversity and expertise appropriate for an effective Board.

Director Orientation and Continuing Education

All new directors participate in an orientation coordinated by the Nominating Committee and management. New directors engage with senior management to review the Company's strategic plans, significant financial, accounting and risk management matters, compliance programs, corporate governance practices, key policies, principal officers, internal and independent auditors and other key service providers. We provide new directors with written materials to supplement the management meetings to permit them to further understand our business and industry. Informally, our directors also meet individually with new directors as part of the new director onboarding.

We expect our directors to remain well informed about issues currently affecting the Company, the healthcare industry, the real estate investment trust industry, matters of corporate governance and the economy. Because our Board believes that ongoing director education is vital to the development of best practices within the Company and helps directors to fulfill their fiduciary duties to the Company's stockholders, directors are encouraged to participate in educational programs, seminars and conferences and the Company will pay all fees, costs and expenses of each director to attend one director education program annually.

Our Corporate Governance Framework

Strong Commitment to Good Governance Practices

Accountability to Stockholders	▶ Annual Board Elections ▶ Majority Voting for Directors ▶ Director Resignation Policy for Uncontested Director Elections ▶ Stockholders Right to Act by Written Consent ▶ Proxy Access Provided for in Our By-Laws
Board Independence	▶ All Directors Except One Management Director are Independent ▶ Audit, Nominating and Compensation Committees are 100% Independent ▶ Independent Presiding Director ▶ Independent Directors Meet Without Management (generally at every meeting)
2020 Board & Committee Meetings	▶ 7 Board Meetings ▶ 7 Audit Committee Meetings ▶ 8 Compensation Committee Meetings ▶ 3 Nominating Committee Meetings ▶ 3 Investment Committee Meetings
Director Commitment	▶ Overboarding Policy: No More than Four Additional Public Company Boards ▶ Audit Committee Overboarding Policy: No More than Two Additional Public Company Audit Committees
Board Performance	▶ Annual Board and Committee Evaluations ▶ Rigorous Annual Committee Chair Rotation Evaluation Process ▶ Annual Assessment of Board Leadership Structure and Election of Presiding Director ▶ Board Orientation for New Directors
Alignment with Stockholder Interests	▶ Annual Director Equity Grants that Vest Over Two Years ▶ Robust Director and Executive Officer Stock Ownership Guidelines ▶ Anti-Hedging and Anti-Pledging Policy ▶ Commitment to Corporate Sustainability ▶ Board-level Oversight of Corporate Responsibility, ESG and Human Capital Management ▶ Corporate Governance Guidelines ▶ Code of Ethics and Business Conduct
Robust Stockholder Engagement	▶ Year-Round Focused Process ▶ Outreach Program led by Compensation Committee Chair ▶ Typically Invite Top 50 Stockholders to Engage in Dialogue
Director Diversity, Refreshment & Tenure	▶ Strong Track Record of Refreshment: <1-5 Years (5); >5-15 Years (4); >15 Years (2)* ▶ Recent Board Appointments: 2021 (Maurice S. Smith), 2020 (Marguerite M. Nader), 2019 (Sean P. Nolan) ▶ >35% Women with at Least Two Women Directors Since 2001* ▶ Director Ages: 40s (1); 50s (3); 60s (7)* ▶ Mandatory Retirement Age: 75

*   Statistics provided for director nominees.

Corporate Governance Guidelines

Our Guidelines reflect the fundamental corporate governance principles by which our Board and its committees operate. They set forth general practices the Board and its committees follow with respect to structure, function, organization, composition and conduct. These guidelines are reviewed at least annually by the Nominating Committee and are updated periodically in response to changing regulatory requirements, evolving corporate governance practices, input from our stockholders and otherwise as circumstances warrant.

Our Guidelines are available in the Corporate Governance section of our website at **www.ventasreit.com**. We also provide copies of our Guidelines, without charge, upon request to our Corporate Secretary at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654. The information on our website is not a part of this Proxy Statement.

Independent Compensation Advisor

The Compensation Committee has retained an independent compensation advisor, Semler Brossy Consulting Group ("Semler Brossy"), to provide advice regarding the overall executive and non-employee director program structures, including (i) selecting appropriate peer companies for benchmarking purposes; (ii) setting base salaries and incentive award opportunities; (iii) establishing and evaluating achievement of applicable performance measures and related goals under our incentive plans; (iv) determining annual cash and long-term equity incentive awards for our executive officers; and (v) setting cash and equity award levels for our non-employee directors.

Semler Brossy reports to the Compensation Committee and received no fees from us that are unrelated to its role as advisor to our Board and its committees during the year ended December 31, 2020.

The Compensation Committee annually reviews the scope of work provided by Semler Brossy, as required under the Compensation Committee Charter. After considering the specific independence factors set forth in Rule 10C-1 under the Exchange Act and all other relevant facts and circumstances, the Compensation Committee concluded in its reasonable business judgment that Semler Brossy met the independence criteria and determined that Semler Brossy's work for the Board and its committees during 2020 raised no conflict of interest.

Transactions with Related Persons

We did not have any related persons transactions during 2020.

Our written Guidelines on Transactions with Related Persons requires that any transaction involving us in which any of our directors, officers or 5% or greater stockholders (or their immediate family members) has a direct or indirect material interest be approved or ratified by the Audit Committee, the disinterested members of our Board or, in certain limited circumstances, the Chair of our Audit Committee. Our Global Code of Ethics and Business Conduct requires our directors, officers and employees to disclose in writing to our General Counsel any existing or proposed transaction in which they have a personal interest, or in which there is or might appear to be a conflict of interest by reason of his or her connection to another business organization. Our General Counsel reviews these matters with the Presiding Director to determine whether the transaction raises a conflict of interest that warrants review and approval by the Audit Committee or the disinterested members of the Board. In determining whether to approve or ratify a transaction, the Audit Committee or disinterested members of the Board consider all relevant facts and circumstances and such other information as they deem appropriate, based on the information available to them.

Prohibition on Hedging and Pledging of Our Securities

Our insider trading policy includes an "anti-hedging" provision that prohibits our directors, executive officers and employees and certain of their related persons (such as certain of their family members or others designated to engage in transactions on their behalf) from buying or selling any put or call options, warrants or similar derivative instruments with respect to Company securities, or any other financial instruments that are designed to hedge or offset any decrease in the market value of Company securities. The policy also prohibits such individuals from engaging in "short sales" with respect to Company securities.

Our Securities Trading Policy also restricts our executive officers and directors from holding our securities in margin accounts or otherwise pledging our securities to secure loans without the approval of our Audit Committee. No executive officer or director pledged or held our securities in margin accounts at any time during 2020.

Code of Ethics

Our Global Code of Ethics and Business Conduct sets forth the legal and ethical standards for conducting our business to which our directors, officers and employees, including our CEO, our CFO and the directors, officers and employees of our subsidiaries must adhere. Our Global Code of Ethics and Business Conduct covers all significant areas of professional conduct, including employment practices, conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information and other Company assets, compliance with applicable laws and regulations, political activities and other public policy matters and proper and timely reporting of financial results. See also "Public Policy Matters."

Human Rights and Vendor Code of Conduct

Our Human Rights Policy reflects our commitment to upholding human dignity and equal opportunity in all of our business functions under principles outlined in the United Nation's Universal Declaration of Human Rights. Our Vendor Code of Conduct is designed to educate our suppliers about our expectations for ethical and responsible business dealings, including upholding human rights, protecting health and safety and pursuing environmental sustainability. Our expectation is that our vendors will treat people with respect and dignity, encourage diversity, promote equal opportunity for all and create an ethical and inclusive culture.

Our Global Code of Ethics and Business Conduct, Human Rights Policy and Vendor Code of Conduct are available in the Corporate Governance section of our corporate website at **www.ventasreit.com**. We also provide copies of our Global Code of Ethics and Business Conduct, Human Rights Policy and Vendor Code of Conduct, without charge, upon request to our Corporate Secretary at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654. Waivers from, and amendments to, our Global Code of Ethics and Business Conduct that apply to our CEO, CFO or persons performing similar functions will be timely posted on our corporate website at **www.ventasreit.com**. The information on our website is not a part of this Proxy Statement. No waivers were requested in 2020.

Public Policy Matters

We are committed to ethical business conduct. In our Global Code of Ethics and Business Conduct, our Global Anti-Corruption Policy and our Political Contribution, Expenditure and Activity Policy, we have established the policies and practices described below with respect to political contributions and other public policy matters.

Political Contributions and Expenditures

We do not use corporate funds or resources for direct contributions to federal political candidates, parties or campaigns, other than occasional de minimis use of our property, such as using a conference room. Corporate resources include nonfinancial donations, such as the use of our property in a political campaign or our employees' use of work time and telephones to solicit for a political cause or candidate.

Promotion of Company Interests

We do not have a political action committee. However, we may advocate for a position, express a view or take other appropriate action with respect to legislative or political matters affecting our Company or our interests. We may also ask our employees to make personal contact with governmental officials or to write letters to present our position on specific issues. Any such advocacy is done in compliance with applicable laws and regulations.

Political Activities by Company Personnel

We believe that our directors, officers and employees have rights and responsibilities to participate in political activities as citizens, including voting in elections, keeping informed on political matters, serving on civic bodies and contributing financially to and participating in the campaigns of, the political candidates of their choice. Accordingly, our directors, officers and employees are not constrained from engaging in political activities, making political contributions, expressing political views or taking action on any political or legislative matter, so long as they are acting in their individual capacity, on their own time and at their own expense. Directors, officers and employees acting in their individual capacity must not give the impression that they are speaking on our behalf or representing Ventas in such activities.

Relationships with Government Officials

Our directors, officers and employees may not maintain any relationship or take any action with respect to public officials that could impugn our integrity or reputation. In particular, our directors, officers and employees may not offer, promise or give anything of value, including payments, entertainment and gifts, to any government official, employee, agent or other intermediary of the United States government or any domestic or foreign government.

Board Leadership Structure

Our Board recognizes that one of its key responsibilities under our Fifth Amended and Restated By-Laws (the "By-Laws") and Guidelines is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management and a fully engaged, high-functioning Board. The Board understands that no single approach to Board leadership is universally accepted and that the appropriate leadership structure may vary based on a company's size, industry, operations, history and culture.

Consistent with this understanding, our Board, led by our Nominating Committee, annually assesses its leadership structure in light of our operating and governance environment at the time to achieve the optimal model for us and for our stockholders. Following its most recent review, the Board determined that our existing leadership structure—under which our CEO also serves as Chairman of the Board and a Presiding Director assumes specific responsibilities on behalf of the independent directors—is effective, provides the appropriate balance of authority between those persons charged with overseeing our Company and those who manage it on a day-to-day basis and achieves the optimal governance model for us and for our stockholders.

Chairman

The Chairman of the Board is selected annually by a majority vote of the independent directors at the first Board meeting following the election of directors at the Company's annual meeting of stockholders.

Ms. Cafaro has served as CEO and Chairman of the Board since 2003, and our Board continues to believe that her combined role is most advantageous to us and our stockholders. Ms. Cafaro possesses extensive knowledge of the issues, opportunities and risks facing us, our business and our industry and has consistently demonstrated the vision and leadership necessary to focus the Board's time and attention on the most critical matters and to facilitate constructive dialogue among Board members on strategic issues. Moreover, the combined roles enable decisive leadership, clear accountability and consistent communication of our message and strategy to all of our stakeholders. These leadership attributes are uniquely important to our Company given the value to our business of opportunistic capital markets execution, our history of rapid and significant growth and our culture of proactive engagement and risk management.

Presiding Director

Our Guidelines require that our independent directors annually select one independent director to serve as Presiding Director. Mr. Shelton was elected by the independent directors in May 2020 to serve as Presiding Director.



Annual Election
Elected annually by the independent non-employee directors

Service Expected
Generally expected to serve for more than one year

James D. Shelton

Independent

Presiding Director since 2016

Specific Responsibilities:

▶ Presides at all meetings of our Board at which the Chairman is not present, including executive sessions and all other meetings of the independent directors

▶ Serves as liaison between the Chairman and the independent directors

▶ Reviews and comments on information sent to the Board and approves Board meeting agendas and meeting schedules to assure that there is sufficient time for discussion of all agenda items

▶ Authority to call meetings of the independent directors

▶ Available for consultation and direct communication with stockholders

▶ Reviews with our General Counsel potential conflicts of interest and other corporate governance matters

▶ Discharges such other duties as may be assigned from time to time by the independent directors or the full Board

Board Roles and Responsibilities

Overview

Our directors provide guidance and strategic oversight to management and review and regularly monitor the effectiveness of the Company's financial and business plans, policies and decisions, including the execution of its strategies and objectives. The Board is responsible for, among other things:

▶ overseeing the Company's strategy, including major financial objectives, plans and actions;

▶ overseeing and evaluating management of the Company's business;

▶ overseeing the processes established by management to assess, monitor and mitigate the major risks facing the Company;

▶ nominating, compensating and evaluating directors;

▶ selecting, compensating, evaluating and, when necessary, replacing the CEO and other executive officers and overseeing compensation policies generally applicable to employees of the Company;

▶ overseeing the implementation of policies and procedures designed to ensure legal and ethical conduct of the Company's business activities, strong internal controls and fiscal accountability;

▶ making provision for a succession plan for the CEO and other executive officers; and

▶ evaluating the Board's and its committees' structure, processes and performance.

Board Meetings

Our Board held a total of seven meetings during 2020.

Each of our director nominees attended at least 90% of the total meetings of the Board and the Board committees on which they served that were held during the time they were a director in 2020, equating to a 99% average director attendance in 2020.

We strongly encourage, but do not require, directors to participate in our annual meetings of stockholders. All directors who were nominated for election at our 2020 Annual Meeting of Stockholders participated in that meeting.



99%

**Director Attendance
2020 Average**

Regular Executive Session

Our independent directors meet in executive session, outside the presence of management, at each regularly scheduled quarterly Board meeting and committee meeting, and at other times as necessary or desirable. The Presiding Director chairs all regularly scheduled executive sessions of the Board and all other meetings of the independent directors.

Risk Management

Management has primary responsibility for identifying and managing our exposure to risk, subject to active oversight by our Board of the processes we establish to assess, monitor and mitigate that exposure. The Board, directly and through its committees, routinely discusses with management our significant enterprise risks and reviews the guidelines, policies and procedures we have in place to address those risks. At Board and committee meetings, directors engage in comprehensive analyses and dialogue regarding specific areas of risk, including our enterprise risk management process. This process enables our Board to focus on the strategic, financial, operational, legal, regulatory and other risks that are most significant to us and our business in terms of likelihood and potential impact and ensures that our enterprise risks are well understood, mitigated to the extent reasonable and consistent with the Board's view of our risk profile and risk tolerance. As part of management's enterprise risk management process, management briefs the full Board on information and cybersecurity risks and programs at least annually. Management identifies and assesses information security risks using industry practices aligned to recommendations from the National Institute of Standards and Technology and engages independent security firms to conduct periodic penetration tests in order to identify and remediate vulnerabilities. The Company has not experienced any material information security breaches in the last three years and, as such, has not incurred any expenses related to information security breaches in the last three years. The Company believes it is adequately insured against losses related to a potential information security breach, and does not carry any cybersecurity insurance.

In addition to the overall risk oversight function administered directly by our Board, each of our Audit, Compensation, Investment and Nominating Committees exercises its own oversight related to the risks associated with the particular responsibilities of that committee:

Audit Committee	Compensation Committee	Investment Committee	Nominating Committee
▶ Reviews financial, accounting and internal control risks and the mechanisms through which we assess and manage risk ▶ Discusses with management the Company's major financial risk exposures and steps taken to monitor and control such exposures, including the Company's risk assessment and risk management processes ▶ Reviews the Company's information security and cybersecurity risks	▶ Evaluates whether our compensation policies and practices, as they relate to both executive officers and employees generally, encourage excessive risk-taking ▶ Reviews risks and associated risk management activities related to human capital management	▶ Oversees certain transaction-related risks, including the review of transactions in excess of certain thresholds, with existing tenants, operators, borrowers or managers, or that involve investments in non-core assets	▶ Reviews risks related to corporate governance, board effectiveness and succession planning ▶ Evaluates risks associated with non-executive director independence and related party transactions, when applicable

The chair of each committee reports to the full Board at each regularly scheduled Board meeting and other times as appropriate. Our Board believes that this division of responsibilities is the most effective approach for identifying and addressing risk. Through Ms. Cafaro's combined role as CEO and Chairman, our Board leadership structure appropriately supports the Board's role in risk oversight by facilitating prompt attention by the Board and its committees to the significant enterprise risks identified by management in our day-to-day operations.

Oversight of COVID-19 Risks

The risk landscape associated with the COVID-19 pandemic has been, and continues to be, discussed with the full Board as well as each of the Board committees, as appropriate. Over the course of 2020, management regularly updated our directors on the pandemic's impacts to our business and the associated strategic, operational and financial risks management identified. All directors were invited to attend all of the Audit Committee meetings over the course of the year to receive updates relating to the financial impact of the pandemic on our business and our response. Discussions with the Board and committees, which are continuing during 2021, have included, among other topics, capital conservation, health and safety, investor communications and business continuity and information security.

Compensation Risk Assessment

As part of its risk oversight role, our Compensation Committee annually considers, together with its independent compensation consultant, Semler Brossy, whether our compensation policies and practices for all employees, including our executive officers, create risks that are reasonably likely to have a material adverse effect on our Company. In conducting its risk assessment, the Compensation Committee reviewed a report prepared by management regarding our existing compensation plans and programs, in the context of our business risk environment. In its review, the Compensation Committee noted several design features of our compensation programs that reduce the likelihood of excessive risk-taking, including the following:

▶ review and approval by the Compensation Committee (and in the case of the CEO, the independent members of the Board) of the compensation structure, plan and awards for our executive officers and other employees;

▶ independent compensation consultant advises our Compensation Committee on executive compensation levels and program design;

▶ regular review of comparative compensation data to maintain competitive compensation levels in light of our industry, size and performance;

▶ a balanced mix of compensation with a strong emphasis on variable compensation and long-term equity awards;

▶ incentive award opportunities that (i) generally do not provide minimum guaranteed payouts, (ii) have capped payouts and (iii) are based on a range of performance outcomes;

▶ equity compensation—whether in the form of performance-based RSUs or time-based RSUs—to provide greater incentive to create and preserve long-term stockholder value and discourage excessive risk-taking;

▶ multiple performance metrics are used for incentive plans based on our business strategy and are often in tension with each other to balance risk (for example, goals which promote FFO growth and maintaining a strong balance sheet);

▶ time-based awards further align management to stockholder interests and discourage excessive risk-taking in pursuit of shorter-term financial objectives;

▶ equity incentive awards granted for future performance with multi-year vesting schedules/performance periods to enhance retention; and

▶ other policies, such as executive stock ownership guidelines, our recoupment policy and prohibition on hedging and pledging activities that further align executive and stockholder interests.

Based on its evaluation, the Compensation Committee has determined, in its reasonable business judgment, that our compensation practices and policies for all employees do not create risks that are reasonably likely to have a material adverse effect on our Company and instead promote behaviors that support long-term sustainability and creation of stockholder value.

Management Succession Planning

Our Board regularly reviews short- and long-term succession plans for the CEO and other senior management positions. In assessing possible CEO candidates, our independent directors identify the skills, experience and attributes they believe are required to be an effective leader in light of the Company's strategic plan, business opportunities and challenges. The Board employs a similar approach with respect to evaluating possible candidates for other senior management positions. In general, the Board's management succession planning is designed to anticipate both "planned" successions, such as those arising from anticipated retirements, as well as unexpected successions, such as those occurring when an executive leaves suddenly to take a new position, or due to death, disability or other unforeseen events.

Our Board has adopted an emergency succession plan to facilitate the transition to both interim and long-term leadership in the unlikely event of an untimely vacancy in the position of CEO.

Board Oversight of Human Capital Management

The Compensation Committee provides oversight on certain human capital matters, including our DE&I efforts, goals and framework. We report on human capital matters at each regularly scheduled meeting of our Board. The most significant human capital measures and objectives that we focus on include talent attraction and retention, DE&I and health and safety.

Committee Information

Committee Overview

	Melody C. Barnes*	Debra A. Cafaro	Jay M. Gellert*	Richard I. Gilchrist*	Matthew J. Lustig*	Roxanne M. Martino*	Marguerite M. Nader*	Sean P. Nolan*	Walter C. Rakowich*	Robert D. Reed*	James D. Shelton*‡	2020 – Total Number of Meetings
Audit Committee	M							M	C			7
Compensation Committee				C	M**						M	8
Nominating Committee	M		M							M	C	3
Investment Committee		M	M	C	M**	M				M		3
Executive Committee		M	M		M					M	C	0§

Information in the table above reflects our committee meetings and Board composition as of and for the year ended December 31, 2020. In 2021, Marguerite M. Nader was appointed to the Audit Committee and Maurice S. Smith joined our Board.

* Independent director

‡ Presiding director

§ Only meets under extraordinary circumstances

** Effective as of the 2021 Annual Meeting, Richard I. Gilchrist will retire from the Board and as a member and Chair of the Compensation Committee and Investment Committee. The directors have selected Roxanne M. Martino, contingent upon her election as a director at the 2021 Annual Meeting, to serve as Chair of the Compensation Committee, and Matthew J. Lustig, contingent upon his election as a director at the 2021 Annual Meeting, to serve as Chair of the Investment Committee.

M Member

C Chair

Committee Composition, Leadership Selection and Chair Rotation

The Nominating Committee annually reviews and determines the makeup of the Board's committees and committee chairs, with a view toward balancing the benefits derived from continuity against the benefits derived from diversity of experience and the viewpoints of each committee's members. Our Guidelines specify a rigorous annual evaluation process to determine whether to rotate a committee chair after a director's service as a particular committee chair approximates five years. This evaluation process is conducted on a holistic basis and a chair's years of service on a committee is a single factor in the analysis rather than a sole determinant as to whether a committee's leadership position should be rotated. Committee chair rotations may occur sooner or later than after a director has reached five years of service as a committee chair.

Recent Committee Changes

In January 2021, Marguerite M. Nader was appointed to our Audit Committee. In addition, effective as of the 2021 Annual Meeting, Richard I. Gilchrist will retire from the Board and as a member and the Chair of our Compensation Committee and Investment Committee. The directors have selected Roxanne M. Martino, contingent upon her election as a director at the 2021 Annual Meeting, to serve as Chair of the Compensation Committee, and Matthew J. Lustig, contingent upon his election as a director at the 2021 Annual Meeting, to serve as Chair of the Investment Committee, following Mr. Gilchrist's retirement.

Our Board has approved other committee rotations following the 2021 Annual Meeting and contingent upon the election of the director nominees as directors at the 2021 Annual Meeting, including: adding Maurice S. Smith to the Audit Committee, moving Sean P. Nolan from the Audit Committee to the Compensation Committee, adding Roxanne M. Martino to the Executive Committee and adding Walter C. Rakowich to the Executive and Investment Committees.

Committee Charters

Our Audit Committee, Compensation Committee and Nominating Committee each operates under a written charter that is available in the Corporate Governance section of our corporate website at **www.ventasreit.com**. We also provide copies of these charters, without charge, upon request to our Corporate Secretary at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654.

Committee Roles & Responsibilities

Our Board has five standing committees that perform certain delegated functions on behalf of the Board.

Audit and Compliance Committee

2020 Meetings: 7



Current Members:

Walter C. Rakowich (Chair), Melody C. Barnes, Marguerite M. Nader, Sean P. Nolan

Key Responsibilities

▶ Oversees the quality and integrity of our financial statements

▶ Reviews annual and quarterly financial statements

▶ Solely responsible for appointing, compensating and overseeing independent registered public accounting firm

▶ Pre-approves all audit and non-audit services

▶ Supervises the performance of our internal audit function

▶ Oversees compliance with legal and regulatory requirements

▶ Reviews and discusses financial, accounting, internal control and information and cybersecurity security risks with management

All Members Independent

▶ Satisfy the independence standards of the SEC rules and regulations and the NYSE listing standards, including the additional independence requirements for audit committee members

▶ Our Board has determined that each current and proposed member is financially literate and that Messrs. Nolan, Rakowich and Smith and Ms. Nader qualify as "audit committee financial experts" for purposes of the SEC's rules

Compensation Committee

2020 Meetings: 8



Current Members:

Richard I. Gilchrist (Chair), Roxanne M. Martino (to become Chair), James D. Shelton

Key Responsibilities

▶ Designs, reviews, approves and administers all aspects of executive compensation

▶ Reviews and makes recommendations on non-employee director compensation

▶ Reviews and approves corporate goals and objectives for our executive officers

▶ Evaluates our executive officers' performance in light of the corporate goals and objectives

▶ Oversees incentive and equity-based compensation programs

▶ Reviews and approves any compensation recovery (clawback)

▶ Reviews our human capital management programs and initiatives

All Members Independent

▶ Satisfy the independence standards of the SEC rules and regulations and the NYSE listing standards, including the additional independence requirements for compensation committee members

▶ Our Board has determined that each current and proposed member of the Compensation Committee meets the additional requirements for "nonemployee directors" set forth in Rule 16b-3 under the Exchange Act

Nominating and Corporate Governance Committee

2020 Meetings: 3



Current Members:

James D. Shelton (Chair), Melody C. Barnes, Jay M. Gellert, Robert D. Reed

Key Responsibilities

▶ Develops and recommends a set of corporate governance principles

▶ Reviews and advises the Board on corporate governance issues and practices

▶ Evaluates the size and composition of our Board and its committees

▶ Develops and recommends Board membership criteria

▶ Identifies, evaluates and recommends qualified director nominees

▶ Manages annual Board and committee evaluation process

▶ Reviews and oversee responses regarding stockholder proposals

▶ Assists our Board in reviewing succession planning for the executive officers

All Members Independent

▶ Our Board has determined that each member of the Nominating Committee is independent and satisfies the NYSE listing standards

Investment Committee

2020 Meetings: 3



Current Members:

Richard I. Gilchrist (Chair), Debra A. Cafaro, Jay M. Gellert,
Matthew J. Lustig (to become Chair), Roxanne M. Martino, Robert D. Reed

Key Responsibilities

▶ Reviews and approves certain proposed acquisitions and dispositions of properties and other investments in accordance with our Third Amended and Restated Investment and Divestiture Approval Procedures

Executive Committee

2020 Meetings: 0



Current Members:

James D. Shelton (Chair), Debra A. Cafaro, Jay M. Gellert,
Matthew J. Lustig, Robert D. Reed

Key Responsibilities

▶ Directs the management of our business and affairs in emergency situations when it is impracticable to convene the full Board

Only Meets Under Extraordinary Circumstances

▶ No meetings in 2020

Stockholder Engagement

Our Board and senior management value frequent and regular engagement with our stockholders to improve our accountability, promote transparency, improve our understanding of stockholder expectations and increase the Board's accountability to stockholders. We maintain an active and broad-based stockholder outreach program, communicating with and seeking input from stockholders on issues of importance to them, including a variety of topics related to our corporate governance practices, executive compensation, ESG matters and business strategy.

Our stockholder engagement and outreach activities occur year-round, as detailed in the table below, and generally occur in the following contexts:

▶ Our executive officers, investor relations team and other members of senior management share information and speak with hundreds of investors in a variety of settings and formats. For example, during a typical year, we will deliver presentations at industry conferences, hold investor calls, attend analyst meetings and engage in small group or one-on-one conversations.

▶ Our Compensation Committee Chair leads a proactive stockholder outreach program each fall. In connection with this program, we invite stockholders to engage with us about our corporate governance practices, executive compensation, ESG matters and any other issues of concern or interest to the stockholders.

We believe this year-round engagement provides stockholders with visibility and transparency into our business and performance, allows us to connect with stockholders to share viewpoints and expectations and allows us to assess emerging issues that may affect our business and our approach to governance and inform our decision making.

Stockholder Engagement Cycle



Fall	Winter	Spring	Summer
• Comprehensive engagement with stockholders to gather feedback following the Annual Meeting and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation, ESG matters and other topics of interest	• Review of stockholder feedback and consideration of potential changes to corporate governance, executive compensation program and proxy disclosures	• Pre-Annual Meeting engagement to update stockholders and gather feedback on compensation and governance changes and to discuss items on Annual Meeting agenda	• Review feedback and results from the Annual Meeting and plan for Fall engagement

← Conversations at Investor Conferences, Investor Calls, Analyst Meetings and Other Activity Throughout the Year →

2020 Stockholder Outreach Program

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we invited our top 50 stockholders, representing approximately **70%** of our outstanding shares, to participate in our stockholder outreach program. We ultimately met with **11 different stockholders**, representing approximately **20%** of our outstanding shares. The remainder of the stockholders we contacted confirmed that they did not view a discussion to be necessary or did not respond to our request. Our Compensation Committee Chair, an independent director, led these stockholder calls. Our incoming Compensation Committee Chair, Roxanne Martino, the Board and management have committed to continue these efforts.

Based on our conversations, we understand stockholders are generally supportive of our executive compensation program, our ESG program and commitment to DE&I and our responsiveness to stockholders. The stockholders we spoke with also indicated they recognize the COVID-19 pandemic presented challenges to our business that were extreme due to our senior housing and healthcare focus and could be expected to have a negative impact on our annual incentive payouts for 2020 as well as our long-term, performance-based incentive compensation. Some of our stockholders expressed specific concerns about retention given the potential negative impact of the pandemic on our executive compensation program for future periods and the need for continued experienced leadership. Separately, some stockholders expressed the view that we give too much weight to the TSR metrics in our long-term performance award program, while others indicated a preference for greater clarity in our disclosures with respect to the performance metrics in our incentive compensation programs. All stressed that ESG and DE&I matters should continue to be an expanding focus for management, the Board and the Company.

Some of the actions we have taken in response to stockholder comments are discussed in the "Compensation Discussion and Analysis–Stockholder Input" section of this Proxy Statement.

Contacting the Board of Directors

Stockholders and other parties interested in communicating directly with our Board or any director on Board-related issues may do so.

Communication	Letter	Email
Communicate directly with the Board on Board-related issues	Board of Directors c/o Corporate Secretary Ventas, Inc. 353 North Clark Street, Suite 3300 Chicago, Illinois 60654	bod@ventasreit.com
Communicate with the Presiding Director or the independent directors as a group	Presiding Director Ventas, Inc. 353 North Clark Street, Suite 3300 Chicago, Illinois 60654	independentbod@ventasreit.com

Communications addressed to our Board or individual members of the Board are screened by our Corporate Secretary for appropriateness before distribution to the Board, or to any individual director or directors, as applicable.

Non-Employee Director Compensation

Structure of Directors' Compensation

Our Board believes that the compensation paid to our non-employee directors should (i) be competitive with the S&P 500 and our Compensation Peer Group, consisting of publicly traded REITs with similar enterprise values and total assets, as further described in "Compensation Discussion and Analysis–Procedures for Determining Compensation–Executive Compensation Decision-Making Process" and (ii) enable us to attract and retain individuals of the highest quality to serve as our directors. In addition, the Board believes that a significant portion of non-employee director compensation should align director interests with the long-term interests of our stockholders. Accordingly, non-employee directors receive a combination of cash and equity-based compensation for their services. Each of these components is described below. We also reimburse each non-employee director for travel and other expenses associated with attending Board and committee meetings, director education programs and other Board-related activities. Ms. Cafaro, the only member of the Board employed by us, does not receive compensation for her service as a director.

Reduction to Directors' Compensation in 2020

In light of the changed business and economic circumstances facing the Company in 2020 due to the COVID-19 pandemic, in May 2020, the Compensation Committee recommended and the Board approved adjustments to non-employee director compensation to reduce their quarterly retainers (excluding committee or meeting fees) from $27,500 to $22,000 effective July 1, 2020 and for the remainder of fiscal year 2020.



PLANNED 2020 COMPENSATION

$110,000
39% Annual Cash Retainer

$175,000
61% Annual Equity

REDUCED 2020 COMPENSATION

$99,000
36% Annual Cash Retainer

$175,000
64% Annual Equity

Elements of Non-Employee Director Compensation

Annual Retainer[1]	$ 110,000
Supplemental Annual Retainer for Presiding Director	$ 25,000
Supplemental Annual Retainer for Chair of ▶ Audit Committee ▶ Compensation Committee	$ 25,000
Supplemental Annual Retainer for Nominating Committee Chair	$ 20,000
Supplemental Annual Retainer for Members of ▶ Audit Committee ▶ Compensation Committee	$ 20,000
Supplemental Annual Retainer for Members of Nominating Committee	$ 15,000
Excess Board and Committee Meeting Fees[2]	$ 1,500
Annual Stock Grant under the Company's Directors' Stock Compensation Plan[3]	Number of shares having a grant date market value of $175,000
Initial Stock Grant under the Company's Director's Stock Compensation Plan	Number of shares having a grant date market value equal to a pro rata portion of $175,000
Stock Ownership Guidelines	5 times Basic Annual Retainer

(1) Reflects planned annual retainer for 2020, without considering the reduction described above that was made in response to the COVID-19 pandemic. Pursuant to our Nonemployee Directors' Deferred Stock Compensation Plan (the "Director Deferred Compensation Plan"), non-employee directors may elect to defer receipt of all or a portion of their cash retainers and meeting fees. Deferred fees are credited to each participating director in the form of stock units, based on the fair market value of our common stock on the deferral date.

▲ VENTAS®

(2) Each non-employee director receives $1,500 for each Board meeting attended in excess of the eighth Board meeting held during the year; $1,500 for each Audit, Compensation or Nominating Committee meeting attended in excess of the sixth committee meeting held during the year; and $1,500 for each Investment or Executive Committee meeting attended during the year in each case, unless the meeting was 30 minutes or less.

(3) Shares of restricted stock and restricted stock units are granted to our non-employee directors and vest 50% on the subsequent annual meeting date and 50% on the next succeeding annual meeting date.

Review of Non-Employee Director Compensation

Our Compensation Committee is responsible for annually reviewing the amount and types of compensation to be paid to our non-employee directors and recommending any changes to our non-employee director compensation program for approval by our Board. As part of its annual review, the Compensation Committee may consider (i) the director compensation levels of the Company's peer group of companies and (ii) director compensation levels at competing S&P 500 companies and other relevant compensation and benchmarking information contained in surveys compiled by Nareit, Spencer Stuart or the National Association of Corporate Directors.

In December 2019, the Compensation Committee reviewed market data and received advice from Semler Brossy, the Compensation Committee's independent compensation consultant, regarding appropriate levels of director compensation for 2020. The Compensation Committee concluded that the existing compensation levels were competitive and positioned appropriately and therefore recommended making no changes to the director compensation program for 2020. As discussed above, in light of the changed business and economic circumstances facing the Company as a result of the COVID-19 pandemic, in May 2020, the Compensation Committee recommended and the Board approved adjustments to non-employee director compensation for the second half of the fiscal year. Our Compensation Committee did not recommend any changes to the 2021 non-employee director compensation program from the pre-pandemic 2020 program.

2020 Non-Employee Director Compensation Table

The following table sets forth the compensation awarded or paid to, or earned by, each of our non-employee directors during 2020:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Melody C. Barnes	$135,500	$174,978	$310,478
Jay M. Gellert	118,500	174,978	293,478
Richard I. Gilchrist	131,500	174,978	306,478
Matthew J. Lustig	103,500	174,978	278,478
Roxanne M. Martino	126,500	174,978	301,478
Marguerite M. Nader[3]	42,804	155,337	198,141
Sean P. Nolan	120,500	174,978	295,478
Walter C. Rakowich	123,591	174,978	298,569
Robert D. Reed	123,772	174,978	298,750
James D. Shelton	167,000	174,978	341,978

(1) The amounts shown in the Fees Earned or Paid in Cash column reflect quarterly retainer and meeting fees described above under "–Elements of Non-Employee Director Compensation." Of the amounts shown in this column, the following directors elected to defer all or a portion of their retainer and meeting fees pursuant to our Director Deferred Compensation Plan and were credited with the following stock units: Mr. Gellert, $118,500 or 3,266 units; Mr. Lustig, $103,500 or 2,853 units; Ms. Martino, $126,500 or 3,468 units; and Mr. Shelton, $83,500 or 2,303 units.

(2) The amounts shown in the Stock Awards column represent the full grant date fair value of shares of restricted stock or restricted stock units (excluding stock units credited in lieu of retainer and meeting fees) granted to each non-employee director in 2020, calculated pursuant to FASB guidance regarding fair value provisions for share-based awards. See Note 12 of the Notes to Consolidated Financial Statements included in our 2020 Annual Report on Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value. Directors are generally entitled to dividends paid on unvested shares of restricted stock and dividend equivalents on vested and unvested restricted stock units. As of December 31, 2020, the aggregate number of unvested shares of restricted stock and restricted stock units and the aggregate number of shares underlying unexercised stock options (all of which are vested) held by each non-employee director were as follows (shown on a post-Spin-off basis):

Name	Unvested Shares of Restricted Stock and Restricted Stock Units	Shares Underlying Unexercised Vested Stock Options
Melody C. Barnes	6,802 shares	0 shares
Jay M. Gellert	6,802 shares	5,940 shares
Richard I. Gilchrist	6,802 shares	8,934 shares
Matthew J. Lustig	6,802 shares	9,731 shares
Roxanne M. Martino	6,802 shares	0 shares
Marguerite M. Nader	4,169 shares	0 shares
Sean P. Nolan	6,489 shares	0 shares
Walter C. Rakowich	6,802 shares	0 shares
Robert D. Reed	6,802 shares	5,940 shares
James D. Shelton	6,802 shares	5,940 shares

(3) Ms. Nader was appointed to the Board on July 6, 2020 and thus received cash compensation commensurate with the remaining calendar year, while also receiving an initial stock grant.

Minimum Stock Ownership Guidelines for Non-Employee Directors

Our minimum stock ownership guidelines require each non-employee director to maintain a minimum number of shares of our common stock with a value not less than five times the current annual cash retainer (currently $110,000) paid to such director for service on our Board (excluding, among other things, any additional retainer paid for service as a committee member or committee chair or the Presiding Director). Each non-employee director must satisfy the minimum share ownership levels within five years from the date that they first become subject to the guidelines (or, upon any increase in the annual cash retainer, within five years from the date of such increase to satisfy the guidelines with respect to such incremental amount) and, until such time, must retain 100% of the shares of our common stock or stock units granted to him or her as compensation minus any shares withheld by the director under our share withholding program to pay taxes on the vesting of shares. All our nonemployee directors are currently in compliance with these guidelines, after taking into consideration the transition period for new directors.

Our Executive Officers

Set forth below is certain biographical information about our executive officers. Ages shown for all executive officers are as of the date of the 2021 Annual Meeting.



Debra A. Cafaro, 63

Chairman and Chief Executive Officer

Ms. Cafaro has been our Chief Executive Officer and a director since 1999 and Chairman of our Board of Directors since 2003. She also served as our President from 1999 to November 2010. In addition to her work at Ventas, Ms. Cafaro is broadly engaged across the business, public policy, arts, academic, sports and non-profit sectors. She serves on the Board of Directors of The PNC Financial Services Group, Inc., a bank holding company and financial services corporation (NYSE: PNC). Additionally, Ms. Cafaro is the Chair of the Real Estate Roundtable, a public policy organization that brings together leaders of the nation's top real estate firms to address key national policy issues relating to real estate; the Chair of the Executive Committee and a Member of the Board of Directors of The Economic Club of Chicago, whose mission is to foster meaningful connections among the city's leaders on important economic and social issues; a member of the Business Council, a private association of chief executive officers; serves on the Boards of Trustees for the University of Chicago and the Chicago Symphony Orchestra; and was appointed by Mayor Rahm Emanuel to successive terms on the Board of the Chicago Infrastructure Trust (2015 to 2019). Prior to joining Ventas, Ms. Cafaro was President and a director of an NYSE-listed multi-family REIT, a practicing lawyer for 13 years and a judicial clerk for the Hon. J. Dickson Phillips, U.S. Court of Appeals for the Fourth Circuit. Ms. Cafaro earned her B.A. magna cum laude from the University of Notre Dame and her J.D. cum laude from the University of Chicago Law School, where she was named its 2011 Distinguished Alumna.

Widely acclaimed for her strategic vision and enduring business success, Ms. Cafaro has received multiple professional recognitions including being named in Harvard Business Review's The CEO 100 for six consecutive years – one of only 14 global CEOs to have attained this honor – and as one of Modern Healthcare's 100 Most Influential People in Healthcare six times. To honor her contributions to her industries, Ms. Cafaro received the Industry Leadership Award from the National Association of Real Estate Investment Trusts (Nareit), where she previously served as Chair, and, in 2019, she was inducted into the ASHA (American Seniors Housing Association) Senior Living Hall of Fame. Ms. Cafaro is also a Member of the American Academy of Arts & Sciences, an honorary society, and an owner and member of the Management Committee of the NHL Pittsburgh Penguins, back to back Stanley Cup Champions in 2016 and 2017.



Robert F. Probst, 53

Executive Vice President and Chief Financial Officer

Mr. Probst has been our Executive Vice President and Chief Financial Officer since October 2014. As a member of the Ventas executive leadership team, Mr. Probst plays a key role in all aspects of finance, accounting, IT, tax, strategy and investor relations. Prior to joining Ventas, Mr. Probst served as Senior Vice President and Chief Financial Officer of Beam Inc., a global spirits distributor, from its inception as a standalone publicly traded spirits company in October 2011 to its sale to Suntory Holdings Limited in May 2014. Mr. Probst also previously served as Vice President of Finance, Strategy and M&A for the Medication Delivery business division at Baxter International, Inc., a multinational healthcare company, and he spent eight years with UK-based Diageo PLC, a British multinational beverage alcohol company, most recently as its Chief Financial Officer, Global Supply. His early career in finance began with roles at The Pillsbury Company, a flour miller and food products manufacturer, and as a Commercial Lending Officer with The Northern Trust Bank, a financial services company.

In addition to his work for Ventas, Mr. Probst is a member of The Economic Club of Chicago, and he serves on the boards of the Chicago Botanic Garden and Camp Kesem, a nationwide community supporting children who have lost a parent to cancer, have a parent undergoing cancer treatment, or whose parent is a cancer survivor. He is also a member of the advisory board of the Duke University Financial Economics program. In 2018, he was named the Chicago Public Company CFO of the Year by the Chicago Chapter of Financial Executives International (FEI), and, in 2019, he was named FEI's Public Company Financial Executive of the year, a national award. Mr. Probst earned his B.A. degree with honors in Economics from Duke University and received his M.B.A. degree with highest honors in Finance and Accounting from The University of Chicago Booth School of Business.



Peter J. Bulgarelli, 62

Executive Vice President, Office, Ventas, Inc. President and CEO, Lillibridge Healthcare Services, Inc.

Mr. Bulgarelli is the Executive Vice President, Office of Ventas, Inc. and the President and Chief Executive Officer of Lillibridge Healthcare Services, Inc. ("LHS"), a fully integrated medical office building ("MOB") operating company and wholly owned subsidiary of Ventas. As a member of the Ventas executive leadership team, Mr. Bulgarelli is responsible for Ventas's growing integrated Office platform which combines the LHS MOB and university-based life science and research and innovation center portfolios, as well as its healthcare asset management team. Mr. Bulgarelli joined Ventas in 2018 following a successful 28-year career at Jones Lang LaSalle, a global professional services firm specializing in real estate, where he most recently led their industry-focused businesses including life sciences, higher education and academic medical centers.

Mr. Bulgarelli serves on the Board of Directors of PMB Real Estate Services, LLC, a real estate service firm, and Ardent Health Services, a hospital and healthcare company, and he was the Illinois Board Chair for the American Diabetes Association. Mr. Bulgarelli earned his B.S. in civil engineering from the University of Illinois and received his M.B.A. from Northwestern University's Kellogg Graduate School of Business.



John D. Cobb, 49

Executive Vice President and Chief Investment Officer

Mr. Cobb has been our Executive Vice President and Chief Investment Officer since March 2013; he previously served as our Senior Vice President and Chief Investment Officer beginning in 2010. As a member of the Ventas executive leadership team, Mr. Cobb is responsible for Ventas's extensive acquisition, disposition and investment strategy across multiple healthcare sectors including senior housing, life science & innovation centers, medical office buildings and hospitals. Prior to joining Ventas, Mr. Cobb served as President and Chief Executive Officer at Senior Lifestyle Corporation, an owner, operator and developer of senior living communities. He spent much of his formative career at General Electric (GE) in roles of increasing responsibility, most recently serving as Senior Managing Director of GE Healthcare Financial Services.

In addition to his work at Ventas, Mr. Cobb serves as a member of the Executive Board of the American Seniors Housing Association (ASHA), the premier source for research, conferences and advocacy for senior housing and on the Board of the Geneva Lake Conservancy, a not-for-profit organization dedicated to the preservation of open space, ecology and history. Mr. Cobb earned his B.A. degree in Finance from Lehigh University.



J. Justin Hutchens, 46

Executive Vice President, Senior Housing

Mr. Hutchens has been our Executive Vice President, Senior Housing since March 2021 and previously served as our Executive Vice President, Senior Housing, North America beginning in March 2020. As a member of the Ventas executive leadership team, Mr. Hutchens is responsible for Ventas's Senior Housing portfolio. Prior to joining Ventas, Mr. Hutchens served as Chief Executive Officer for HC-One, where he led the company through a significant period of refinement and growth resulting in Britain's largest residential and nursing care home operator. Prior to that, Mr. Hutchens held senior executive and leadership positions in various publicly traded and private equity-backed organizations, including serving as President of HCP (now Healthpeak Properties, Inc.), a healthcare real estate investment trust (NYSE: PEAK), Chief Executive Officer, Chief Operating Officer and President of National Health Investors (NYSE: NHI), a real estate investment trust specializing in senior housing, and Chief Operating Officer of Emeritus Corporation, a senior living company that was the largest operator of assisted living facilities in the United States during his tenure and which was acquired in 2014 by Brookdale Senior Living, Inc. (NYSE: BKD).

A frequent speaker on investment practices, company performance and senior housing and care operations, Mr. Hutchens was recognized in Forbes Magazine's Top 20 "Most Powerful CEOs Age 40 and Under" list for four consecutive years. In addition to his work at Ventas, Mr. Hutchens currently serves on the Board of Directors of Eclipse Senior Living, a national manager of senior housing communities, and the National Investment Center for Seniors Housing. Mr. Hutchens earned his B.S. in Human Services from the University of Northern Colorado and his M.S. in Management from Regis University.



Carey S. Roberts, 50

Executive Vice President, General Counsel and Ethics & Compliance Officer

Ms. Roberts has been our Executive Vice President, General Counsel and Ethics & Compliance Officer since March 2020. She also serves as our Corporate Secretary and principal counsel to our Board of Directors. As a member of the Ventas executive leadership team, Ms. Roberts is responsible for Ventas's legal, compliance and enterprise risk management functions. Prior to joining Ventas, Ms. Roberts was Executive Vice President, Chief Legal Officer and Corporate Secretary of Assurant, Inc., a global provider of risk management products and services (NYSE: AIZ). Prior to that, Ms. Roberts served as Deputy General Counsel, Global Chief Compliance Officer and Corporate Secretary of Marsh & McLennan Companies, Inc., a global professional services firm (NYSE: MMC) and as a partner in the corporate practice of Covington & Burling LLP, an international law firm, where she counseled companies in a wide range of industries, including financial services, pharmaceuticals, biotechnology and information technology.

In addition to her work at Ventas, Ms. Roberts is a member of the Board of Directors of The American Alpine Club. She received her bachelor's degree from the University of Chicago and her J.D. from the George Washington University Law School, both with honors.

Executive Compensation

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers

At the 2021 Annual Meeting, we are asking you to approve, on an advisory basis, the compensation of the Company's Named Executive Officers. Our Compensation Committee believes that our executive compensation program achieves our objectives of retaining and motivating talented executives and rewarding superior performance while discouraging excessive risk-taking. The program supports a performance- and achievement-oriented environment that is geared toward delivering sustained, superior returns to stockholders.

Accordingly, our Board recommends that stockholders vote in favor of the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and the related narrative disclosure."

Although the results of the stockholder vote on this proposal are non-binding, the Compensation Committee will consider the outcome of the vote when making future executive compensation decisions.

✔ **Our Board recommends that you vote FOR the approval, on an advisory basis, of the compensation of our Named Executive Officers.**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") summarizes our executive compensation philosophy, objectives and programs, the compensation decisions made under those programs and the factors considered by our Compensation Committee in making those decisions. The CD&A focuses on the compensation of our Named Executive Officers for 2020:

Name	Title
Debra A. Cafaro	Chairman and Chief Executive Officer
Robert F. Probst	Executive Vice President and Chief Financial Officer
John D. Cobb	Executive Vice President and Chief Investment Officer
J. Justin Hutchens	Executive Vice President, Senior Housing
Carey S. Roberts	Executive Vice President, General Counsel and Ethics & Compliance Officer

Executive Overview

The compensation of our Named Executive Officers is closely linked to our performance as a Company and to our total shareholder return. More than 80% of the compensation for each of our Named Executive Officers is variable and at risk; for our CEO, more than 90% is variable and at risk. Large swings in our stock price and other unforeseen events can therefore have a significant impact on the compensation of our Named Executive Officers, as was the case in 2020.

Our Company

Ventas, an S&P 500 company, operates at the intersection of two powerful and dynamic industries – healthcare and real estate. As one of the world's foremost REITs, we use the power of capital and our team's expertise to unlock the value of real estate, partnering with leading care providers, developers, research and medical institutions, innovators and healthcare organizations.

We have a highly diversified portfolio of senior housing, life science, R&I and healthcare properties located throughout the United States, Canada and the United Kingdom. As of December 31, 2020, we owned or invested in approximately 1,200 properties consisting of senior housing communities, medical office buildings, life science, research and innovation centers, inpatient rehabilitation facilities and long-term acute care facilities, and health systems.

For more than 20 years, Ventas has followed a successful, enduring strategy. Working with industry-leading tenants, operators and partners and supported by a collaborative and experienced team, we are focused on producing consistent, growing cash flows and superior returns on a strong balance sheet for the benefit of our stockholders, while maintaining a diversified portfolio of high-quality assets.

2020 Performance

We began 2020 with strong momentum, delivering financial performance for the first quarter of 2020 that was ahead of expectations. The COVID-19 pandemic then began to impact the world, our industry and our business. The rapid spread of the COVID-19 pandemic and the resulting public health crisis were accompanied by a historic increase in unemployment, significant GDP decline, unstable financial markets, widespread government restrictions on commercial activity and the need to quickly adopt social distancing and other protective measures.

The COVID-19 pandemic has had, and is expected to continue to have, a significant impact on our business and our tenants, operators and partners, many of whom are on the frontline of responding to the pandemic by providing care to seniors, patients and other vulnerable members of our communities. In particular, a significant portion of our business is in senior housing, an industry that was particularly hard hit by the pandemic. Other segments of our portfolio were also affected, as healthcare providers wrestled to respond to the pandemic while facing supply shortages and losses in revenue.

In the face of this extraordinary crisis, our team rose to the challenge, demonstrating resilience, agility and high productivity while holding firm to our core values of integrity, transparency and accountability and our commitment to corporate citizenship. Thanks to their efforts, we responded to the COVID-19 pandemic effectively, protecting the Company and its stakeholders while also making progress on our strategic priorities and finding ways to grow.

COVID-19 Responsiveness



▶ **Prioritized health and safety of employees, residents, tenants, operators and partners,** serving as a critical resource for information and best practices and leading our industry in providing COVID-19 testing and financial support to tenants, operators and other partners who were adversely affected by the pandemic

▶ Served as a **strong advocate for the senior housing industry** in front of U.S. federal law and policy makers, with the Department of Health & Human Services ultimately making funding from its Provider Relief Fund available to assisted living communities

▶ Addressed the impact of the COVID-19 pandemic proactively in our senior housing portfolio, **implementing mutually beneficial arrangements with multiple tenants** and retaining upside in a future recovery of the industry

▶ **Executed a multi-pronged capital conservation strategy** to mitigate the impact of COVID-19 on our business, including by reducing our planned capital expenditures and capital commitments by $0.3 billion, reducing our quarterly dividend by 43% to $0.45 per share beginning in the second quarter (conserving $0.5 billion of cash on an annualized basis) and adjusting the Company's corporate cost structure, resulting in nearly **$30 million in reduced G&A expenses** compared to 2019

▶ **Provided enhanced benefits to employees,** including access to mental health resources and enhanced training programs and resources, to help employees address challenges created or exacerbated by the pandemic

Financial Objectives



▶ Delivered net income attributable to common stockholders of $1.17 per share, Nareit FFO[1] of $3.37 per share and Normalized FFO[1] of $3.32 per share, which represented **90% of the midpoint of our pre-pandemic guidance**

Capital Management



▶ **Built financial strength and flexibility** throughout the year, ending 2020 with **$3 billion in liquidity**

▶ **Recycled capital** by receiving nearly $1 billion in proceeds through the opportunistic disposition of assets, and receipt of loan repayments, at a 5.3% capitalization rate, **recognizing gains of $263 million**

Stock Performance



▶ **Outperformed the Nareit Healthcare REIT Index** with 2020 Total Shareholder Return ("TSR") of (9.7)%

Strategic & Growth Actions



▶ Established the Company's third-party capital platform, Ventas Investment Management, which now has **$3.7 billion of assets under management,** bringing together our third-party capital ventures, including the Ventas LS&HC Fund, which we launched in March 2020, and our R&I development joint venture with GIC, which was formed in October 2020

▶ **Acquired,** through the Ventas LS&HC Fund, a portfolio of **three premier life sciences properties** in the South San Francisco life science cluster for $1.0 billion and completed **10 other acquisitions** for an aggregate consideration of approximately $250 million

▶ **Advanced ground-up development of four R&I properties** containing nearly 1.5 million square feet

ESG Recognition



▶ **Recognized as 2020 Nareit Health Care "Leader in the Light"** for the fourth consecutive year

▶ Included in **Bloomberg Gender-Equality Index** for the second consecutive year

▶ Included in the **2020 Dow Jones Sustainability World Index** for the second consecutive year

▶ Maintained **industry-leading position in GRESB**

Senior Leadership Appointments



▶ Appointed **J. Justin Hutchens Executive Vice President, Senior Housing, North America,** effective March 4, 2020

▶ Appointed **Carey S. Roberts Executive Vice President, General Counsel and Ethics & Compliance Officer,** effective March 4, 2020

---

(1) Nareit FFO and Normalized FFO are not calculated according to U.S. GAAP. Please see Annex A for additional information and a reconciliation to Net Income Attributable to Common Stockholders, the most directly comparable GAAP measure.

2020 Compensation Highlights

During 2020, we:

▶ **Rewarded non-executive employees for their dedication and performance throughout the pandemic, including by assuming significant additional responsibilities, and took action to promote retention, maintain continuity and manage risk during a critical period** by:

  ▶ Providing **non-executive employees with 2020 bonus payouts that were at least 118% of target and 2020 long-term equity award payouts that were between target and maximum,**

  ▶ Granting **long-term equity awards more widely and deeply throughout the organization compared to prior years** and

  ▶ Providing **non-executive employees** who exhibited superior performance and raised increased retention risk **with supplemental long-term equity awards**

▶ **Provided enhanced benefits to employees,** including access to mental health resources and enhanced training programs and resources, to help employees address challenges created or exacerbated by the pandemic

▶ Made **no material changes to the 2020 compensation structure** for our NEOs compared to 2019 — we **did not increase base salaries or incentive opportunities**

▶ **Reduced the 2020 base salaries of our CEO** and other executive officers by 20% and 10%, respectively, effective June 1, 2020, in response to the pandemic

▶ **Reduced the quarterly retainer for our independent directors** by 20% for the second half of 2020 in response to the pandemic

▶ **Maintained corporate performance metrics of our 2020 annual incentive plan and 2018-2020 performance-based restricted stock units,** which were set in January 2020 and January 2018, respectively, **despite the material negative impact of the pandemic on our business**

▶ **Demonstrated stockholder alignment by applying negative discretion to the annual incentive payout for our CEO, reducing her to a below target payout**

▶ **Certified payouts on our 2018-2020 performance-based restricted stock units at between 36% and 39% of target for all NEOs eligible for awards based on metrics established in January 2018**

2020 Executive Compensation Structure

Our compensation programs are designed to ensure that the vast majority of total direct compensation of our Named Executive Officers is variable and not guaranteed. Our variable compensation comprises 91% of our CEO's 2020 compensation package and at least 82% of the 2020 compensation package for each of our other Named Executive Officers, as reflected in the chart below.

CEO TOTAL DIRECT COMPENSATION



9% Base Salary

18% Annual Cash Incentive Compensation

73% Long-Term Equity Incentive Compensation

91% At Risk/Performance-based

OTHER NEOs TOTAL DIRECT COMPENSATION



13-18% Base Salary

23-27% Annual Cash Incentive Compensation

55-63% Long-Term Equity Incentive Compensation

82-87% At Risk/Performance-based

2020 Executive Compensation Results

Payouts to our Named Executive Officers for the annual and long-term performance periods completed in 2020 were determined based on the metrics, goals and weightings established at the beginning of the performance periods and were not adjusted despite the material negative impact of the pandemic on our business. As more fully discussed below, payouts for the 2020 annual incentive plan ranged from 85-95% of target for Ms. Cafaro and Messrs. Probst and Cobb, while payouts under our 2018-2020 pRSU awards, which represented 60% of the 2018 long-term equity opportunity for Ms. Cafaro and Messrs. Probst and Cobb, were less than 40% of target. Shown below are the actual payouts these executives earned under each program versus the opportunity. As new employees, Mr. Hutchens and Ms. Roberts were not eligible for payouts under the 2018-2020 performance-based restricted stock awards and received guaranteed target payouts under the 2020 annual incentive plan pursuant to the terms of their offer letters.

Opportunity vs. Payout – 2020 Annual Incentive Bonus



	Payout Percentage		Threshold	Target	Maximum
Debra A. Cafaro	**95% of target**	$2,042,500	$1,290,000	$2,150,000	$3,870,000
Robert F. Probst	**94% of target**	$1,067,389	$807,649	$1,130,708	$1,615,298
John D. Cobb	**85% of target**	$963,893	$806,200	$1,128,680	$1,612,400

Opportunity vs. Payout – 2018-2020 pRSU Awards (units)



	Payout Percentage		Threshold	Target	Maximum
Debra A. Cafaro	**36% of target**	32,177	23,492	89,157	179,513
Robert F. Probst	**39% of target**	12,369	10,662	31,987	57,690
John D. Cobb	**39% of target**	12,347	10,643	31,930	57,587

Stockholder Input

We have a longstanding practice of engaging with our stockholders on executive compensation and taking appropriate action considering feedback received. Additionally, each year the Compensation Committee considers the outcome of the advisory vote on our executive compensation program. Based on our 86% support among the stockholders who participated in the 2019 and 2020 advisory votes on executive compensation, we understand stockholders are generally supportive of our executive compensation program.

During 2020, we invited our top 50 stockholders, representing approximately 70% of our outstanding shares, to participate in our stockholder outreach program. The Chair of our Compensation Committee and members of the management team ultimately met with 11 different stockholders, representing approximately 20% of our outstanding shares.

What We Heard from Stockholders

The stockholders we spoke with indicated they recognize the COVID-19 pandemic presented challenges to our business that were extreme due to our senior housing and healthcare focus and could be expected to have a negative impact on our annual incentive payouts for 2020 as well as our long-term performance-based incentive compensation. Some of our stockholders expressed specific concerns about retention given the potential negative impact to the executive compensation program for future periods and the need for continued experienced leadership. Addressing the compensation program more broadly, some stockholders expressed the view that we give too much weight to the TSR metrics in our long-term performance award program, while others indicated a preference for greater clarity in our disclosures with respect to the performance metrics in our incentive compensation programs. All stressed that ESG and DE&I matters should continue to be an expanding focus for management, the Board and the Company.

Responsiveness

Based in part on the commentary provided by our stockholders in 2020, we:

- ✔ Retained pre-pandemic performance metrics established for our 2020 annual incentive plan and our 2020-2022 long-term incentive plan without modification
- ✔ Exercised negative discretion to reduce the CEO's payout under the 2020 annual incentive plan
- ✔ Considered retention risk and the effects of the pandemic in making decisions about our 2021 compensation
- ✔ Adopted a performance metric related to diversity, equity and inclusion in our 2021-2023 Long-Term Incentive Plan
- ✔ Reduced the weighting assigned to the TSR metrics in our 2021-2023 Long-Term Incentive Plan
- ✔ Enhanced our Proxy Statement in an effort to improve the clarity of our disclosures

More broadly, our Compensation Committee has taken numerous actions over the last several years to evolve and align our executive compensation program with stockholders' interests and feedback received, including the following:

- ✔ Adopted a performance metric related to gender diversity in our 2020-2022 Long-Term Incentive Plan
- ✔ Applied negative discretion to reduce our CEO's 2019 annual cash incentive award to align to stock performance
- ✔ Designed incentive plan performance metrics, goals and weightings to be responsive to investor feedback and align with attainment of our most critical objectives
- ✔ Increased CEO's performance-based long-term equity weighting from 60% to 70% in 2019

We will continue to regularly review our executive compensation program and engage in discussions with stockholders in order to ensure we remain a leader in executive compensation best practices and continue to incorporate stockholder feedback.

Executive Compensation

Our Compensation Philosophy

We recognize that effective compensation strategies are critical to recruiting, incentivizing and retaining key employees who contribute to our long-term success and thereby create value for our stockholders. Accordingly, our compensation program is designed to achieve the following primary objectives:

▶ attract, retain and motivate talented executives;

▶ reward performance that meets or exceeds pre-established company and tailored individual goals consistent with our strategic plan, while maintaining alignment with stockholders;

▶ provide balanced incentives that discourage excessive risk-taking; and

▶ support our goal to deliver sustained, superior returns to stockholders.

We align the interests of our executive officers and stockholders by maintaining a performance- and achievement-oriented program that provides executives with the opportunity to earn market-competitive levels of cash and equity compensation for strong performance against key strategic, financial and operating goals that create long-term stockholder value.

In determining the design and scope of our executive compensation program, we also consider the feedback we receive from our stockholders, including through our proactive stockholder outreach program and our annual say-on-pay advisory vote at our annual stockholders' meetings. Certain of our decisions regarding 2020 incentive compensation and our 2021 executive compensation program reflect that feedback, including with respect to the unique challenges presented by the COVID-19 pandemic.

Compensation Policies and Practices—Good Governance

THINGS WE DO

✔ include a balanced mix of cash and equity compensation, with a strong emphasis on performance-based incentive awards that contain a blend of metrics designed to promote responsible growth and risk management

✔ emphasize long-term performance based on pre-established metrics, awarding 70% of long-term incentive awards in pRSUs for our CEO and 60% in pRSUs for our other Named Executive Officers

✔ cap incentive award opportunities

✔ exercise negative discretion to reduce incentive award payouts when appropriate

✔ measure performance over a three-year prospective period for long-term incentive awards

✔ establish metrics and goals at the beginning of each performance cycle for our annual and long-term incentive programs

✔ assess competitiveness of executive compensation program by comparison to the median of a group of peer companies

✔ annually review and assess the potential risks of our compensation policies and practices for all employees

✔ maintain meaningful stock ownership guidelines of 6X for CEO and 3X for all other executive officers

✔ maintain a recoupment policy that enables our Board to "claw back" incentive compensation in the event of a financial restatement

✔ prohibit hedging or pledging of Company stock

THINGS WE DON'T DO

✘ provide excessive perquisites

✘ provide income or excise tax gross ups on executive severance benefits

✘ use single-trigger change in control provisions

Pay Mix

We seek to achieve our compensation objectives by ensuring that a significant percentage of our executives' pay is variable and is closely tied to performance. Over 90% of our CEO's pay is linked to Company performance, and over 80% of the pay of our other Named Executive Officers is linked to Company performance. Further, a significant portion of our incentive pay is dependent on achieving pre-established performance metrics.

Fixed	Variable	
Base Salary	**Annual Incentive Compensation**	**Long-Term Equity Incentive Compensation**
Cash	Cash	Equity
 9-18%	 18-27%	 55-73%

Objectives

The base salary payable to each Named Executive Officer is generally targeted to approximate the competitive market median of the Compensation Peer Group,[1] but may deviate from this target based on an individual's sustained performance, contributions, leadership, experience, expertise and specific roles within our Company as compared to the benchmark data.	We provide our Named Executive Officers with an annual opportunity to earn cash incentive awards for the achievement of pre-established corporate performance metrics and tailored individual objectives.	A substantial portion of each Named Executive Officer's compensation is in the form of long-term equity incentive compensation. This compensation consists of (i) Restricted Stock Units ("RSUs") that vest over three years and (ii) Performance-based RSUs ("pRSUs") that are distributed at the end of a three year period if performance metrics established at the beginning of the period are achieved.

(1) The Compensation Peer Group are the companies we use to benchmark our Executive Compensation, as more fully discussed below.

Performance Metrics and How They Are Linked to Our Strategy

Performance metrics for our annual and long-term incentive plans are designed to encourage our executives to focus on activities that will further the Company's short-term and long-term objectives. We regularly review Company performance and stockholder results and consider whether our performance metrics are effective. We also discuss our metrics with stockholders and take into consideration any stockholder comments. Our annual incentive plan includes tailored individual objectives, which are described in more detail under "Components of Compensation–Annual Incentive Compensation."

In early 2020, the Compensation Committee established the metrics for our 2020 short-term incentive awards and our 2020-2022 long-term incentive awards. To align the 2020 plan metrics with our 2020 goals and objectives and to respond to stockholder input, the 2020 metrics are different from those established in 2019 for the 2019 annual incentive award and the 2019-2021 long-term incentive award. Specifically, we:

- ▶ did not include a Fixed Charge Coverage metric in the 2020 annual incentive plan;
- ▶ included the Net Debt to Adjusted Pro Forma EBITDA metric in our 2020 annual incentive plan instead of in the 2020-2022 long-term incentive plan;
- ▶ included a Liquidity metric in our 2020 annual incentive plan;
- ▶ included an R&I Pipeline Openings metric in our 2020-2022 long-term incentive plan; and
- ▶ included a Gender Balance metric in our 2020-2022 long-term incentive plan.

The performance metrics established for our 2020 incentive plans are as follows:

Performance Measures	Used In	What is it?
Normalized FFO per Share	Annual Plan	FFO (Funds From Operations) is one of the most common measures used by analysts and investors to assess our financial performance.
Investment in Development	Annual Plan	Development Investment is a metric we use to measure growth, reflecting our belief that our greatest growth opportunities at the time the metric was adopted were in investment in new development in specific segments and markets.
Net Debt to Adjusted Pro Forma EBITDA	Annual Plan	Net Debt to Adjusted Pro Forma EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure of the strength of our balance sheet, approach to risk management and our ability to generate cash to meet our obligations.
Liquidity	Annual Plan	Liquidity is a measure we use to assess our success in ensuring we have funds available for investment and other needs as appropriate.
Relative TSR	Long-Term Plan	Relative TSR (total shareholder return) metrics measure our TSR performance against a general REIT index and an index of healthcare REITS.
R&I Pipeline Openings	Long-Term Plan	R&I Pipeline Openings is a metric we use to evaluate our success in completing R&I Development Projects on schedule, turning our investment in new developments into income-producing buildings and expanding this value-creating line of business.
Gender Balance	Long-Term Plan	Gender Balance is a metric we use to measure our success in developing, recruiting and sustaining a diverse workforce and inclusive workplace where gender equality is championed.

Components of Compensation

The elements of compensation provided to our executive officers remained unchanged in 2020: we provided base salary, annual incentive compensation, long-term equity incentive compensation, and limited perquisites and benefits. As in 2019, more than 80% of the compensation of our Named Executive Officers was in the form of variable pay.

Base Salary

Our Compensation Committee reviews the base salaries of our executive officers annually to determine whether any adjustments are warranted. In early 2020, the Compensation Committee reviewed a compensation analysis prepared for the Compensation Committee by its independent compensation consultant, Semler Brossy, relating to Ms. Cafaro and Messrs. Probst and Cobb. The Compensation Committee also considered the success of Ms. Cafaro and Messrs. Probst and Cobb in developing and executing our strategic plans, exercising leadership and creating stockholder value. Finally, the Compensation Committee reviewed compensation analyses prepared by Semler Brossy relating to the compensation offered to Mr. Hutchens and Ms. Roberts, who joined the Company in March 2020, before approving their compensation packages.

Following that review, base salaries of Ms. Cafaro and Messrs. Probst and Cobb were held flat in 2020, as compared to 2019 levels. When it became apparent that the COVID-19 pandemic was going to have a significant impact on our operations, however, our executive officers agreed to accept a temporary reduction in base salary. The base salary of our CEO was reduced by 20% and the base salary of each of our other executive officers was reduced by 10%, effective June 1, 2020.

The chart below shows the base salary approved by the Compensation Committee for each of our Named Executive Officers in 2018, 2019 and 2020 as well as the 2020 adjusted base salary reflecting the COVID-19 related reductions described above.

Named Executive Officer	2018 Base Salary	2019 Base Salary	2020 Base Salary	2020 COVID Adjusted Base Salary
Debra A. Cafaro	$ 1,075,000	$ 1,075,000	$ 1,075,000	$ 947,654
Robert F. Probst	627,300	646,119	646,119	607,849
John D. Cobb	626,175	644,960	644,960	606,759
J. Justin Hutchens[1]	—	—	500,000	470,000
Carey S. Roberts[1]	—	—	475,000	446,500

(1) The 2020 Base Salary and 2020 COVID Adjusted Base Salary shown for Mr. Hutchens and Ms. Roberts, who joined the Company in March 2020, are provided on an annualized basis. The amounts earned by Mr. Hutchens and Ms. Roberts during 2020 are shown in the Summary Compensation Table.

2021 Base Salary

Based on benchmarking data and realized pay analysis provided by Semler Brossy, in January 2021, the Compensation Committee approved modest increases of 2-4% in the 2021 base salaries of our Named Executive Officers other than Ms. Cafaro. Ms. Cafaro's base salary has not been increased since 2015. Each Named Executive Officer's base salary for 2021 is reflected below:

Named Executive Officer	2021 Base Salary
Debra A. Cafaro	$ 1,075,000
Robert F. Probst	659,041
John D. Cobb	657,859
J. Justin Hutchens	515,000
Carey S. Roberts	494,000

Annual Incentive Compensation

We typically provide our executive officers with an annual opportunity to earn cash incentive awards based on the achievement of pre-established corporate performance metrics and individual performance objectives. At the beginning of each performance year, our Compensation Committee approves specific performance metrics, goals and weightings and an award opportunity range (expressed as multiples of base salary at each applicable level of performance) for each executive officer. The corporate performance metrics for our annual incentive plan comprise 65% of the award opportunity, with the individual performance component comprising the remaining 35% of the award opportunity. In establishing the performance metrics and individual objectives, the Compensation Committee considers the Company's strategic priorities and the specific challenges and opportunities facing the Company at the time. Annual performance metrics and individual objectives are designed to incentivize our executive officers to address the near term priorities that are necessary to implement our strategy without taking inappropriate risk.

2020 Annual Incentive Award Opportunities

The award opportunity under our annual incentive plan is tied to each executive officer's base salary in effect at the time of grant. The 2020 annual incentive award opportunity for each of our Named Executive Officers is set forth in the table below; there was no increase from the 2019 annual incentive award opportunity. There is no payout for performance below threshold and no increase for performance above maximum.

Named Executive Officer	Incentive Opportunity as a percentage of base salary[1]			Threshold Incentive Award	Target Incentive Award	Maximum Incentive Award
	Threshold	Target	Maximum			
Debra A. Cafaro	120%	200%	360%	$ 1,290,000	$ 2,150,000	$ 3,870,000
Robert F. Probst	125%	175%	250%	807,649	1,130,708	1,615,298
John D. Cobb	125%	175%	250%	806,200	1,128,680	1,612,400
J. Justin Hutchens[2]	N/A	150%	200%	N/A	750,000	1,000,000
Carey S. Roberts[2]	N/A	150%	200%	N/A	712,500	950,000

(1) Annual incentive opportunities were established in the first quarter of 2020 and were not affected by the COVID reduction in base salary.
(2) Mr. Hutchens and Ms. Roberts were guaranteed payouts at no less than target pursuant to their offer letters.

2020 Annual Incentive Awards

Overview of Metrics and Objectives

As in prior years, our 2020 annual incentive plan included both corporate performance metrics and an individual performance component.

Plan Component	Weighting	How Component and Weighting Was Set
Normalized FFO Per Share	30%	Our Normalized FFO metric aligned with the public guidance we released in early 2020 (subject to certain adjustments). The Compensation Committee believed it was appropriately challenging in the market environment for healthcare REITs at the time the goals were set. The Normalized FFO metric was weighted at 30% because FFO is one of the most common measure of performance used by investors and analysts to assess our financial performance.
Investment in Development	10%	The investment in development metric aligned with our strategic plan for 2020 and reflected our view at the time the metric was adopted that our greatest growth opportunities were in investment in new development in specific segments and markets. We weighted this metric and our Net Debt to Adjusted Pro Forma EBITDA metric at 10% and our liquidity metric at 15% to help balance investing in value-creating opportunities with maintaining a healthy balance sheet.
Net Debt to Adjusted Pro Forma EBITDA	10%	This metric also aligned with our 2020 strategic priorities and was designed to help ensure that we maintain a healthy balance sheet and leverage while pursuing appropriate growth initiatives. We weighted this metric and our investment in development metric at 10% and our liquidity metric at 15% to help balance investing in value-creating opportunities with maintaining a healthy balance sheet.
Liquidity	15%	The liquidity metric aligned with our 2020 strategic priorities and was designed to help ensure that we maintain excess liquidity to protect the Company in the event of market disruption and to provide capacity to capture investment opportunities that may arise. We weighted this metric at 15% and our investment in development and Net Debt to Adjusted Pro Forma EBITDA metrics at 10% to help balance investing in value-creating opportunities with maintaining a healthy balance sheet.
Individual Performance	35%	The individual performance component typically takes the form of tailored individual objectives that reflect each executive's role and responsibilities within the Company. Executives who head business units ordinarily have objectives tied to the performance of those business units, while those in corporate functions have objectives tied to performance of their corporate responsibilities. As discussed below, in 2020, given the uncertainty created by the COVID-19 pandemic, the Compensation Committee took a different approach.

Goal Setting Process

Corporate Performance Metrics

Each year, the Compensation Committee establishes corporate performance metrics for the annual incentive plan that it believes are rigorous but achievable in order to motivate the executive team to maximize value creation for stockholders. In setting these metrics, the Compensation Committee considers a broad variety of data to inform its decisions, including industry forecasts, internal projections, advice from outside advisors and the Company's annual financial plan. Due to the variability and cyclicality of our business, goals may increase or decrease from year to year while retaining the same level of rigor and motivational impact on our team and remaining aligned to our long-term strategy and goal of creating value for our stockholders.

In January 2020, before COVID-19 was widespread in the United States and well before it was declared a pandemic, the Compensation Committee established the corporate performance metrics and goals for the 2020 annual incentive plan. The Compensation Committee determined that the target goal for the Normalized FFO per share metric should be set to be in line with the Company's 2020 investor guidance, which was lower than both the 2019 target goal and 2019 actual results. The Company's 2020 investor guidance for Normalized FFO per share was lower than 2019 actual results to reflect industry-wide senior housing supply and demand conditions, the impact of dispositions and proceeds from loans receivable and the impact of certain 2019 items that would not recur in 2020. The Compensation Committee set the 2020 target goal for Normalized FFO per share at the mid-point of the Company's 2020 investor guidance. The Company subsequently withdrew its 2020 investor guidance in March 2020 in response to the COVID-19 pandemic.

The Compensation Committee did not adjust the 2020 Normalized FFO per share metric as the COVID-19 pandemic unfolded, holding the executive team accountable to the original pre-pandemic goal. Although the Company ultimately achieved Normalized FFO per share that represented 90% of the midpoint of our pre-pandemic guidance, this was below the threshold established by the Compensation Committee, resulting in no executive compensation payout for this portion of the award.

The other corporate performance metrics in our annual incentive bonus program were set in January 2020 in a similarly rigorous fashion and similarly were not adjusted to account for the impact of the COVID-19 pandemic.

Individual Performance Component

The individual performance component of our annual incentive plan typically takes the form of tailored individual objectives, which are finalized in March and relate to areas of special emphasis within an executive's specific responsibilities and duties. Because of the disruption and uncertainty caused by the COVID-19 pandemic, the Compensation Committee did not establish tailored individual objectives for each executive in March 2020. Instead, for the first half of 2020, the Compensation Committee focused on supporting and evaluating management's response to the COVID-19 pandemic, which included prioritizing health and safety, acting proactively to support the Company's tenants, operators and other partners, protecting the Company's balance sheet and developing enhanced processes and reporting to better understand and effectively respond to the crisis.

In June and July, the Compensation Committee worked with management to identify and define key corporate objectives for the executives to focus on for the remainder of 2020. These key corporate objectives were organized around the following categories:

▶ Prioritizing the health and safety of employees, residents, tenants, operators and partners

▶ Maximizing earnings while managing risk

▶ Conserving capital appropriately and maintaining adequate liquidity

▶ Maintaining credibility and transparency with stakeholders

▶ Anticipating and responding to risks and opportunities

▶ Advocating for our industry

▶ Maintaining our culture and sustaining and engaging our team

▶ Continuing to build on ESG success and enhancing our commitment to DE&I

The Compensation Committee viewed this approach as an appropriate way to balance the need for flexibility in responding to the pandemic with the need to drive, incent and measure performance. The Compensation Committee also recognized the importance of team work to the Company's ability to navigate the unique challenges presented by the pandemic, which warranted establishing a holistic set of objectives rather than individual objectives.

Results

Corporate Performance Metrics

The corporate performance metrics for 2020 were established in January 2020, before COVID-19 was widespread in the United States and well before it was declared a pandemic. Following substantial debate and discussion, the Compensation Committee elected not to adjust the corporate performance metrics when it became apparent that the COVID-19 pandemic would have a significant impact on our business. 2020 results were mixed, as reflected in the chart below, including for Normalized FFO per share. Although the Company was able to achieve Normalized FFO per share that represented 90% of the midpoint of our pre-pandemic guidance, the metric was below threshold and did not pay out. Total payouts for all of the quantitative performance metrics were 74% of the target payout.



Performance Metric	Weighting		Threshold	Target	Maximum	Achievement
Normalized FFO Per Share[(1)]	30%	$3.35	$3.55	$3.625	$3.70	Zero
Investment in Development[(2)]	10%	$322M	$250M	$325M	$400M	Below Target
Net Debt to Adjusted Pro Forma EBITDA[(3)]	10%	6.07x	6.50x	6.25x	6.0x	Between Target and Maximum
Liquidity[(4)]	15%	$2.44B	$1.00B	$1.25B	$1.50B	Above Maximum

(1) In calculating Normalized FFO achieved for performance purposes, the Compensation Committee excluded the effects of the Holiday Retirement transaction that was completed in April 2020 and foreign exchange impacts.

(2) Investment in Development reflects committed development projects expressed as total project spend.

(3) For the Net Debt to Adjusted Pro Forma EBITDA metric, EBITDA is calculated on a Fiscal Year basis.

(4) Average available liquidity in 2020, calculated as a simple quarter end average for each quarter.

Individual Performance and Payout Decisions

In determining 2020 annual incentive payouts, the Compensation Committee evaluated the individual performance of each Named Executive Officer based on his or her contribution to the key corporate objectives, including to the accomplishments identified under "Executive Overview–2020 Performance" earlier in this CD&A. The Compensation Committee also took into account the Company's overall financial performance, which was stronger than expected after considering the impact of the pandemic. It also considered the executive officers' exceptional commitment over an extended and continuing period of multi-dimensional challenges in the business, economy and markets. The Compensation Committee's assessment of individual performance and decisions regarding payouts were as follows:

- **Ms. Cafaro:** The Compensation Committee viewed Ms. Cafaro's individual performance as exceptional. Ms. Cafaro quickly identified the actions necessary to respond to the COVID-19 pandemic, leveraging her deep experience in the industry and in crisis management. Ms. Cafaro led the Company's response across all dimensions, including by setting a strong "tone at the top," inspiring the organization to remain steady, focused and agile. Finally, Ms. Cafaro served as a committed partner to our stakeholders and across the industry throughout the pandemic. Based on her performance, Ms. Cafaro received an individual performance rating of maximum, which would have resulted in an annual incentive payout of 116% of target. However, the Compensation Committee was mindful of the significant drop in the Company's stock price during 2020 as a result of the pandemic and the importance of aligning payouts under the annual incentive plan with stockholders. Accordingly, the Compensation Committee exercised negative discretion to cap Ms. Cafaro's total annual incentive payout at 95% of target.

▶ **Mr. Probst:** The Compensation Committee recognized Mr. Probst's critical contributions in developing and executing on the Company's multi-pronged capital conservation strategy, his role in G&A rationalization and protecting the Company's balance sheet and preserving liquidity during a time of extraordinary volatility and uncertainty. The Compensation Committee also noted Mr. Probst's leadership in identifying, tracking and forecasting COVID-19 trends in our business, enabling early and effective risk management, as well as transparent and effective communication with stakeholders. Finally, Mr. Probst took on oversight of the Company's insurance program, including establishment of a captive insurance vehicle. Accordingly, Mr. Probst's achieved an individual performance rating of maximum and an annual incentive payout of 94% of target.

▶ **Mr. Cobb:** The Compensation Committee recognized Mr. Cobb's outstanding accomplishments, which included leading the Company's investment and disposition activity during a tumultuous time, executing on the Company's R&I development joint venture with GIC and playing a significant leadership role in establishing the Company's third-party capital platform, VIM. Mr. Cobb also played an important leadership role in the Company's ESG and DE&I efforts, enabling us to make progress in those areas during a tumultuous period. However, the Company's investment and disposition activity was more muted than in prior years as a result of the pandemic and, accordingly, Mr. Cobb received an individual performance rating between target and maximum and an annual incentive payout of 85% of target.

As noted elsewhere, Mr. Hutchens and Ms. Roberts were guaranteed payouts at no less than target pursuant to their offer letters.

Earned 2020 Annual Incentive Awards

Based on the performance summarized above, in February 2021, our Compensation Committee approved 2020 cash incentive awards for our Named Executive Officers as shown in the table below. Payouts for Mr. Hutchens and Ms. Roberts were 100% of their target awards, pursuant to the terms of their offer letters, while payouts to Ms. Cafaro, Mr. Probst and Mr. Cobb were below target.

| | Potential Payout | | | | |
Named Executive Officer	Threshold	Target	Maximum	Actual Payout	Percent of Target
Debra A. Cafaro	$ 1,290,000	$ 2,150,000	$ 3,870,000	$ 2,042,500	95%
Robert F. Probst	807,649	1,130,708	1,615,298	1,067,389	94%
John D. Cobb	806,200	1,128,680	1,612,400	963,893	85%
J. Justin Hutchens[1]	N/A	750,000	1,000,000	750,000	100%
Carey S. Roberts[1]	N/A	712,500	950,000	712,500	100%

(1) Payouts to Mr. Hutchens and Ms. Roberts were guaranteed at 100% of target pursuant to their offer letters.

2021 Annual Incentive Awards

In January 2021, the Compensation Committee established the 2021 annual incentive award opportunities for our Named Executive Officers, which remained unchanged as a percentage of base salary from the 2020 opportunities. The value of each Named Executive Officer's opportunity at target is as follows:

Named Executive Officer	2021 Annual Incentive Award Value at Target
Debra A. Cafaro	$ 2,150,000
Robert F. Probst	1,153,322
John D. Cobb	1,151,253
J. Justin Hutchens	772,500
Carey S. Roberts	741,000

In light of the considerable uncertainty regarding the continuing impact of the COVID-19 pandemic on our business, the Compensation Committee established a set of corporate objectives for the first half of 2021, which reflect key operational, strategic and financial priorities designed to rebuild the Company's business and ensure the Company is well positioned for a post-pandemic environment, in lieu of adopting typical corporate performance metrics under the 2021 annual incentive plan. The Compensation Committee also approved tailored individual performance objectives for each of our executive officers, which relate to each executive's specific scope of responsibilities and duties. The Compensation Committee expects to adopt corporate performance metrics when conditions permit.

Long-Term Equity Incentive Compensation

Our Compensation Committee believes that a substantial portion of each executive officer's compensation should be in the form of long-term equity incentive compensation. Our equity compensation program has two components: RSUs that vest over a three year period, which represent 30% of the long-term equity opportunity for our CEO and 40% of the long-term equity opportunity for our other executive officers, and pRSUs that vest in three years based on performance achieved relative to approved performance metrics, which represent 70% of the long-term equity opportunity for our CEO and 60% of the long-term equity opportunity for our other executive officers. These awards encourage management to create and sustain stockholder value over longer periods because their value is directly attributable to changes in the price of our common stock over time. In addition, equity awards promote management retention because their full value cannot be realized until vesting occurs, which generally requires continued employment for multiple years.

The chart below shows the percentage of our 2020 long-term equity incentive compensation that is in the form of RSUs and the percentage of long-term equity incentive compensation attributable to each metric that will be used to measure performance under the 2020-2022 pRSU awards.

2020 LONG-TERM EQUITY PLAN DESIGN


CEO 2020 PLAN DESIGN
6.9%
11.7%
30%
25.7%
70%
25.7%
OTHER NEO 2020 PLAN DESIGN
6%
10%
40%
22%
60%
22%
Time-Based Restricted Stock Units (RSUs)
Performance-Based Restricted Stock Units (pRSUs)
TSR Relative to the MSCI U.S. REIT Index
TSR Relative to the FTSE Nareit Equity Health Care Index
R&I Pipeline Openings
Gender Balance

2020 Long-Term Equity Incentive Compensation

In the first quarter of 2020, each of our Named Executive Officers was granted long-term equity awards consisting of a blend of RSUs that vest ratably over three years and pRSUs that will be distributed in the first quarter of 2023 if performance goals for the 2020-2022 performance period are achieved. None of the Named Executive Officers received an increase in the long-term equity incentive opportunity for 2020. The target value of these awards at the grant date is as follows:

Named Executive Officer	Long-Term Equity Target Value	Long-Term Equity Target Units	
		RSUs	pRSUs
Debra A. Cafaro	$ 8,775,000	41,752	97,422
Robert F. Probst	3,069,065	19,470	29,206
John D. Cobb	3,063,561	19,435	29,153
J. Justin Hutchens	1,500,000	11,162	16,744
Carey S. Roberts	1,425,000	10,604	15,906

In connection with their employment by the Company, the Company also made one-time grants of time-based RSUs to Mr. Hutchens and Ms. Roberts on March 4, 2020 to compensate for equity that they forfeited at their prior employers. See "Time-Based RSU Awards" below. These grants are not reflected in the table above and the 60%/40% split between pRSUs and RSUs in our 2020 long-term equity plan design does not account for the one-time grants.

pRSU Awards

2020-2022 PRSU METRICS AND GOALS

pRSUs may be earned, if at all, based on the Company's three-year performance from January 1, 2020 through December 31, 2022 in relation to four performance metrics. The two relative TSR metrics and weightings remain unchanged from 2019, meaning that more than 70% of the 2020 pRSU value for our Named Executive Officers continues to be tied to rigorous relative TSR metrics. Consistent with our strategic plan and commitment to ESG initiatives, our Compensation Committee (i) eliminated the three-year Reported Net Debt to Adjusted Pro Forma EBITDA metric that was used in 2019, (ii) added a three-year Research & Innovation Pipeline Openings metric and (iii) added a quantitative Gender Balance metric. Further information regarding each of these metrics is set forth below.

Performance Metric	Weighting (% of total pRSU opportunity)(1)	Goals: Threshold	Goals: Target	Goals: Maximum	Why we use this metric
TSR Relative to the MSCI U.S. REIT Index (from January 1, 2020 through December 31, 2022)	 36.7%	-500 basis points	Equal to Index	+500 basis points	The MSCI U.S. REIT Index is comprised of small-, mid- and large-cap REITs across a diverse set of industries and therefore represents an appropriate index against which we should compare our long-term TSR performance.
TSR Relative to the FTSE Nareit Equity Health Care Index (from January 1, 2020 through December 31, 2022)	 36.7%	-500 basis points	Equal to Index	+500 basis points	The FTSE Nareit Equity Health Care Index is comprised of all healthcare REITs. Because a significant portion of our business is in healthcare, this is an appropriate index against which we should compare our long-term TSR performance.
R&I Pipeline Openings(2)	 16.7%	**	**	**	R&I Pipeline Openings measures our effectiveness in timely completing projects in our R&I development pipeline, an area where the Company is building a business that produces strong risk-adjusted returns partnering with the nation's leading research universities.
Gender Balance(2)	 9.9%	**	**	**	The Gender Balance metric serves as a measure of our effectiveness in pursuing our DE&I initiatives.

(1) Weighting shown is for CEO. Weighting for Named Executive Officers is eleven thirtieths (approximately 36.7%) for each TSR metric, five thirtieths (approximately 16.7%) for the R&I Pipelines Opening Metric, and three thirtieths (10%) for the Gender Balance Metric.

(2) Our R&I Pipeline Openings and Gender Balance goals are competitively sensitive and therefore are not disclosed.

Our Compensation Committee sets goals for the long-term pRSUs based on our strategy and long-term objectives. For our TSR metrics, the Compensation Committee established a band that provides a market-based spread of performance across potential performance scenarios in line with our peer companies. Our R&I Pipeline Openings and Gender Balance goals are linked to our strategies to ensure completion of pipeline projects and support our DE&I initiatives, respectively. There will be no payouts for performance below threshold and payouts will not be increased for performance above maximum.

2020-2022 PRSU OPPORTUNITIES

The range of potential pRSU payouts is 0% - 201% of target for Ms. Cafaro and 0% - 180% of target for the other Named Executive Officers. Set forth below are the award opportunities for the 2020-2022 performance period:

Named Executive Officer	pRSUs (#)		
	Threshold	Target	Maximum
Debra A. Cafaro	25,329	97,422	195,819
Robert F. Probst	9,735	29,206	52,570
John D. Cobb	9,717	29,153	52,476
J. Justin Hutchens	5,581	16,744	30,139
Carey S. Roberts	5,302	15,906	28,632

These awards will be earned, if at all, based on the Company's performance from January 1, 2020 through December 31, 2022 in relation to the pre-established performance metrics described above. Dividends will be accrued on pRSU awards and will be paid if and to the extent pRSUs are earned and ultimately pay out to award recipients. These pRSUs are intended to reward long-term performance, strengthen our pay for performance linkage with our stockholders and enhance retention of our Named Executive Officers.

2018-2020 PRSU PERFORMANCE & PAYOUTS

In February 2021, our Compensation Committee certified achievement of the pRSU performance metrics for the January 1, 2018 – December 31, 2020 performance period and approved payout of the 2018 pRSUs. Set forth in the charts below are (i) the applicable goals for each metric, (ii) the achievement with respect to each metric, (iii) the pRSU opportunity associated with each metric and (iv) the total earned pRSUs for each of our Named Executive Officers. Mr. Hutchens and Ms. Roberts joined the Company in 2020 and therefore had no 2018 pRSUs.

Performance Metric	Weighting	Threshold	Target	Maximum	Achievement
Three-Year Compound Annual TSR Compared to MSCI REIT Index (from January 1, 2018 through December 31, 2020)	11/30	-468 basis points -500 basis points	Equal to Index	+500 basis points	Above Threshold
Three-Year Compound Annual TSR Compared to the FTSE Nareit Equity Health Care Index (from January 1, 2018 through December 31, 2020)	11/30	-667 basis points -500 basis points	Equal to Index	+500 basis points	Below Threshold
Normalized Reported Net Debt to Adjusted Pro Forma EBITDA (simple average of 12 quarter ends from January 1, 2018 through December 31, 2020)	8/30	6.0x	5.82x 5.8x	5.6x	Below Target

OPPORTUNITY & PAYOUT

Named Executive Officer	Opportunity (units)			Payout	Percent of Target Paid
	Threshold	Target	Maximum		
Debra A. Cafaro	23,492	89,157	179,513	32,177	36%
Robert F. Probst	10,662	31,987	57,690	12,369	39%
John D. Cobb	10,643	31,930	57,587	12,347	39%
J. Justin Hutchens	—	—	—	—	—
Carey S. Roberts	—	—	—	—	—

Time-Based RSU Awards

Annual grants of time-based RSU awards are an important component of the Company's executive compensation program. Through these awards, a percentage of each executive officer's pay is directly linked to our stock price.

As a component of our 2020 long-term equity compensation, the Company granted time-based RSUs to each of our Named Executive Officers that vest in three equal annual installments on the first three anniversaries of the grant date. These grants were made to Ms. Cafaro and Messrs. Probst and Cobb on February 24, 2020 and to Mr. Hutchens and Ms. Roberts on March 4, 2020, the first day of their employment with the Company. In connection with their employment by the Company, the Company also made one-time grants of time-based RSUs to Mr. Hutchens and Ms. Roberts on March 4, 2020 to compensate for equity that they forfeited at their prior employers. These RSUs also vest in three equal annual installments on the first three anniversaries of the grant date. The 2020 grants to each of our Named Executive Officers are set forth in the table below.

Named Executive Officer	2020 RSUs (#)	Sign-On RSUs (#)	Total Time-Based RSUs (#)	2020 RSUs as a Percentage of Target Plan Awards
Debra A. Cafaro	41,752		41,752	30%
Robert F. Probst	19,470		19,470	40%
John D. Cobb	19,435		19,435	40%
J. Justin Hutchens	11,162	55,813	66,975	40%
Carey S. Roberts	10,604	55,813	66,417	40%

Vesting of time-based RSU grants is generally subject to the Named Executive Officer's continued employment with the Company on each vesting date. Annual time-based RSU awards such as the 2020 RSU awards are intended to enhance retention of our Named Executive Officers. Sign-On RSUs are provided as necessary to attract talent and are designed to compensate for (i) incentive opportunities and other compensation the executive forfeited upon leaving his or her prior employer and (ii) the fact that the executive will not be eligible to receive any payout for long-term incentive programs that began in the two years before the executive joined the Company. Dividends are paid on time-based awards, including unvested awards, as and when dividends are paid to all of our stockholders.

2021 Long-Term Equity Incentive Compensation

Based on benchmarking data and a realized pay analysis provided by Semler Brossy, the Compensation Committee and, in the case of our CEO, the independent members of the Board, approved the following target long-term incentive award opportunities for the January 1, 2021 to December 31, 2023 performance period for our Named Executive Officers:

Named Executive Officer	Long-Term Equity Target Value	Long-Term Equity Target Units	
		RSUs	pRSUs
Debra A. Cafaro	$ 10,775,000	70,164	163,718
Robert F. Probst	3,130,445	26,136	39,204
John D. Cobb	3,124,830	26,089	39,133
J. Justin Hutchens	1,802,500	15,049	22,573
Carey S. Roberts	1,482,000	12,373	18,559

Ms. Cafaro's target opportunity was increased from 2020 to better align her total direct compensation with market and to recognize her performance, valuable experience and strong leadership. The nature and scope of Mr. Hutchens' role as compared to analogous industry roles was reassessed and, based on the reassessment benchmarked against a different group of executives at the Compensation Peer Group than had been used for 2020. As a result, Mr. Hutchens' target opportunity was increased to better align his target total direct compensation with market. The target opportunities for the other Named Executive Officers, as a percentage of base salary, remained unchanged.

The long-term incentive awards described above are comprised of (i) pRSUs representing 70% of the award for our CEO and 60% of the award for our other Named Executive Officers and (ii) RSUs representing 30% of the award for our CEO and 40% of the award for our other Named Executive Officers. The performance metrics and weightings for the pRSUs are:

▶ TSR relative to the MSCI REIT Index at 17.5%,

▶ TSR relative to the Nareit HC REIT Index at 17.5%,

▶ Net Debt to Adjusted Pro Forma EBITDA at 14% for our CEO and 10% for our other Named Executive Officers,

▶ R&I Pipeline Openings at 7% for our CEO and 5% for our other Named Executive Officers and

▶ key DE&I metrics at 14% for our CEO and 10% for our other Named Executive Officers.

The COVID-19 pandemic has had a significant impact on our business and there is considerable uncertainty regarding its continuing impact, including, in particular, the pace and slope of recovery of our senior housing business and the resulting impact on our earnings and our credit profile. In order to manage risk for the enterprise, maintain continuity during a critical period and provide a necessary retention and motivation mechanism, in January 2021, in addition to other equity actions taken with respect to non-executive employees described elsewhere, the Compensation Committee established special long-term equity retention pools for our employees. From these special long-term equity retention pools, the Compensation Committee granted time-based RSU or restricted stock awards to certain non-NEO employees and each of our NEOs other than our CEO, with Mr. Probst receiving 49,005 RSUs, Mr. Cobb receiving 48,917 RSUs, Mr. Hutchens receiving 22,573 RSUs and Ms. Roberts receiving 15,466 RSUs.

In making these awards, the Compensation Committee considered the critical importance of retaining a cohesive, motivated team to rebuild the Company's business, aligning the team to stockholders' long-term interests and incenting a continued focus on strong risk management. The Compensation Committee chose to grant time-based awards because they continue to provide value and support the Company's talent retention objectives during a period of ongoing economic and business uncertainty, which may persist for an extended period. The awards to our NEOs vest in equal installments on each of the first three anniversaries of the grant date. Unvested awards will be forfeited by the NEO in the case of retirement, termination by the Company with or without cause or termination by the executive with or without good reason. Accelerated vesting occurs only upon death, disability or upon a qualifying termination in connection with a change in control.

Other Benefits and Perquisites

Our executive compensation program focuses on the elements described above, with extremely limited provision for perquisites. Our Named Executive Officers are generally eligible to participate in the same benefit programs that we offer to other employees, which in 2020 included the following:

▶ health, dental and vision insurance (for which we paid 10% of the premium in 2020);

▶ short-term disability, long-term disability and life insurance coverage (at no cost to the employee); and

▶ participation in a 401(k) plan (to which we made matching contributions of up to 3.5% of the employee's base salary, up to the 2020 limit permitted by the Internal Revenue Service).

We believe these benefits are competitive with overall market practices. In addition, we provide certain limited perquisites and other benefits to attract and retain superior employees for key positions. The only benefits provided to our Named Executive Officers in 2020 that were not otherwise available to all employees consisted of legacy supplemental disability and life insurance coverage, including reimbursement for taxes relating to that life insurance coverage for Ms. Cafaro, and an opportunity to receive an executive physical medical examination paid for by the Company. Our Compensation Committee periodically reviews the perquisites and other personal benefits provided to each Named Executive Officer and has determined that they are consistent with current market practice. Except for the eligibility to participate in, and our matching contributions to, the 401(k) plan, as described above, we do not provide our Named Executive Officers with any retirement benefits.

Procedures for Determining Compensation

Executive Compensation Decision-Making Process

The Company is committed to a fair compensation structure that allows us to attract, retain and motivate our key executives and coincides with stockholder value. We review executive compensation regularly to ensure that our compensation programs align with this philosophy. As part of this process, we engage in benchmarking activities with the assistance of our independent compensation consultant and we seek commentary from stockholders regarding our executive compensation. Further detail regarding these activities is provided below.

Benchmarking and Compensation Peer Group

For benchmarking purposes, our independent compensation consultant, Semler Brossy, provides our Compensation Committee with comparative market data on compensation practices and programs based on its analysis of a group of peer companies (the "Compensation Peer Group") and provides guidance on compensation trends and best practices. Using this market data, Semler Brossy advises the Compensation Committee and makes recommendations with respect to program design and setting base salaries and incentive award opportunity levels for our Named Executive Officers.

2020 Compensation Peer Group

The Compensation Committee reviews the Compensation Peer Group each summer to ensure the Company is using an appropriate group for pay level and pay practice comparisons. The Compensation Peer Group are generally large-cap REITs in our healthcare sector and or other sectors (such as office, retail and lodging), but otherwise similar to us, in terms of total assets, revenue and enterprise value. The chart below shows our positioning relative to our 2020 Compensation Peer Group as of June 30, 2019.



The Compensation Committee removed two companies from the peer group for purposes of setting 2020 compensation. GGP Inc. was removed from the peer group because it was acquired by Brookfield Property REIT Inc. and current pay data related to GGP Inc. was no longer available. SL Green Realty Group, Inc. was removed because its enterprise value had fallen below our Compensation Committee's peer group screening criteria for multiple consecutive years. The Compensation Committee determined that the remaining Compensation Peer Group identified below comprise an appropriate mix of companies comparable to us in terms of size and talent.

Compensation Peer Group

	2019 Compensation Peer Group	2020 Compensation Peer Group
American Tower Corp.	✓	✓
AvalonBay Communities, Inc.	✓	✓
Boston Properties, Inc.	✓	✓
Crown Castle International Corp.	✓	✓
Digital Realty Trust, Inc.	✓	✓
Equinix, Inc.	✓	✓
Equity Residential	✓	✓
GGP, Inc.	✓	✘
Healthpeak Properties, Inc.	✓	✓
Prologis, Inc.	✓	✓
Public Storage, Inc.	✓	✓
Realty Income Corp.	✓	✓
Simon Property Group, Inc.	✓	✓
SL Green Realty Group, Inc.	✓	✘
The Macerich Company	✓	✓
Vornado Realty Trust, Inc.	✓	✓
Welltower, Inc.	✓	✓
Weyerhaeuser Co.	✓	✓

In determining 2020 compensation targets for our Named Executive Officers, our Compensation Committee, in consultation with Semler Brossy, considered the competitive positioning of our executive compensation levels relative to compensation data for the 2020 Compensation Peer Group with respect to the following components of pay: base salary; total annual compensation opportunity (base salary plus annual incentive awards); long-term equity incentives (annualized expected value of long-term equity incentive awards) and total direct compensation (base salary plus annual incentive awards and annualized expected value of long-term equity incentive awards).

Consistent with our compensation philosophy, our Compensation Committee reviewed each element of pay in the context of the Compensation Peer Group, and targeted approximately the median of the Compensation Peer Group on an overall, total direct compensation basis, subject to adjustment based on the unique skills, expertise and individual contributions of each Named Executive Officer. Our 2020 executive compensation program was designed to deliver compensation levels at, above (or below) these targets if performance met, exceeded (or failed to achieve) the goals established for the annual and long-term incentive awards. We believe this methodology is appropriate for our operating style and reflects the need to attract, retain and stretch top executive talent.

Employment Arrangements with Named Executive Officers

Agreement with Debra A. Cafaro, Chief Executive Officer

The Company entered into a second amended and restated employment agreement with Ms. Cafaro on March 22, 2011 (the "Cafaro Agreement"). Pursuant to the Cafaro Agreement, Ms. Cafaro is entitled to receive an annual base salary of not less than $915,000 and is eligible to participate in our incentive and other employee benefit plans. The Cafaro Agreement also requires that we provide Ms. Cafaro with $2 million of life insurance coverage and executive disability coverage that would provide annual benefits of at least 100% of her base salary. The term of Ms. Cafaro's employment will continue until terminated or the Cafaro Agreement is amended.

Agreement with J. Justin Hutchens, Executive Vice President, Senior Housing

In connection with his employment by the Company, Mr. Hutchens and the Company entered into a Letter Agreement dated January 26, 2020 (the "Hutchens Offer Letter"). Under the terms of the Hutchens Offer Letter, Mr. Hutchens' annual base salary was set at $500,000. Mr. Hutchens is eligible to participate in the Company's annual incentive plan with a target bonus opportunity of 150% of base salary and 200% of base salary at maximum performance and to participate in the Company's long-term incentive plans, with the opportunity to earn equity awards (a combination of performance based restricted stock units and time-based restricted stock units) on an annual basis at 300% of base salary at target and 444% of base salary at maximum performance. Mr. Hutchens received a restricted stock award having a grant date fair value of $3 million that will vest in three equal annual installments on the first three anniversaries of his start date, with accelerated vesting upon termination due to death or disability.

Mr. Hutchens is eligible to participate in the Company's medical and other benefit plans pursuant to their terms. Because the Company required Mr. Hutchens to relocate his principal residence to the Chicago metropolitan area, Mr. Hutchens also received a relocation package.

Agreement with Carey S. Roberts, Executive Vice President, General Counsel and Ethics & Compliance Officer

In connection with her employment by the Company, Ms. Roberts and the Company entered into a Letter Agreement dated December 22, 2019 (the "Roberts Offer Letter"). Under the terms of the Roberts Offer Letter, Ms. Roberts annual base salary was set at $475,000. Ms. Roberts is eligible to participate in the annual incentive plan with a target bonus opportunity of 150% of base salary, 200% of base salary at maximum performance and 100% of base salary at threshold performance, and to participate in the Company's long-term incentive plans, with the opportunity to earn equity awards (a combination of performance-based restricted stock units and time-based restricted stock units) on an annual basis at 300% of base salary at target, 444% of base salary at maximum performance and 180% of base salary at threshold. Ms. Roberts also received a $1 million sign-on bonus and a restricted stock award having a grant date fair value of $3 million that will vest in three equal annual installments on the first three anniversaries of the grant date, with accelerated vesting upon termination due to death, disability, or termination by the Company without Cause or by Ms. Roberts for Good Reason. The sign-on bonus must be repaid, on a pro rata basis, if Ms. Roberts leaves the Company within 24 months of her start date for any reason other than death, disability or termination by the Company other than for Cause.

Ms. Roberts is eligible to participate in the Company's medical and other benefit plans pursuant to their terms. Because the Company required Ms. Roberts to relocate her principal residence to the Chicago metropolitan area, Ms. Roberts received a one-time relocation allowance of up to $100,000.

Severance Arrangements

The Cafaro Agreement and the Employee Protection and Noncompetition Agreements (the "Executive Severance Agreements") executed with each of our other Named Executive Officers contain provisions regarding payments to be made in certain termination scenarios. These arrangements, and the provisions in our equity award agreements regarding termination, are summarized in the Executive Compensation Tables of this Proxy Statement, under the heading "Termination Provisions—Potential Payments Upon Termination or Change in Control."

Other Policies

▶ **Minimum Share Ownership Guidelines for Executive Officers.** Our minimum share ownership guidelines require each executive officer to maintain a minimum equity investment in our Company based upon a multiple of his or her base salary, as set forth below. Each executive officer must achieve the minimum equity investment within five years from the date they first become subject to the guidelines and, until that time, must retain at least 60% of the shares of our common stock granted to the executive officer or purchased by the executive officer through the exercise of stock options. Each of the Named Executive Officers is in compliance with these Guidelines. The Minimum Share Ownership Guidelines for Executive Officers can be found in our Guidelines on Governance at **https://ir.ventasreit.com/governance**.

Share Ownership Requirement	
CEO	**6X** base salary
All other Executive Officers	**3X** base salary

▶ **Recoupment Policy.** The Board has adopted a Policy for Recoupment of Incentive Compensation that allows us to recapture amounts paid to our executive officers under certain circumstances. Under this policy, our Compensation Committee may require an executive officer to repay all or a portion of any excess cash or equity incentive compensation they received during the preceding three-year period if the incentive compensation was based on achieving certain financial results that were later required to be restated due to our material noncompliance with any financial reporting requirement.

▶ **Anti-Hedging and Pledging Policy.** Our Securities Trading Policy prohibits our directors, executive officers and employees from engaging in derivative and other hedging transactions in our securities and prohibits our executive officers and directors from holding our securities in margin accounts or otherwise pledging our securities to secure loans without the approval of our Audit Committee. No executive officer or director pledged or held our securities in margin accounts at any time during 2020.

▶ **Tax Considerations.** Section 162(m) of the Code generally places a limit of $1 million on the amount of compensation that we may deduct in any year with respect to certain covered executive officers. Although we consider the impact of Section 162(m), as well as other tax and accounting consequences, when developing and implementing our executive compensation programs, our Compensation Committee retains flexibility to make compensation decisions that do not meet the requirements for deductibility under Section 162(m) when it considers it appropriate or necessary to do so.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the above Compensation Discussion and Analysis and, based on such review and discussion, has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our 2020 Annual Report on Form 10-K.

COMPENSATION COMMITTEE

Richard I. Gilchrist, Chair
Roxanne M. Martino
James D. Shelton

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2020, Messrs. Gilchrist and Shelton and Ms. Martino served on our Compensation Committee. No member of the Compensation Committee is, or has been, employed by us or our subsidiaries or is an employee of any entity for which any of our executive officers serves on the board of directors.

Executive Compensation Tables

2020 Summary Compensation Table

The following table sets forth the compensation awarded or paid to, or earned by, each of our Named Executive Officers:

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Debra A. Cafaro Chairman of the Board and CEO	2020	$ 947,654	$ —	$ 9,509,954	$ —	$ 2,042,500	$ 128,606	$ 12,628,714
	2019	1,075,000	—	8,354,679	—	1,789,631	129,025	11,348,335
	2018	1,075,000	—	8,211,805	—	3,749,600	79,797	13,116,202
Robert F. Probst EVP and Chief Financial Officer	2020	607,849	—	3,142,057	—	1,067,389	16,536	4,833,831
	2019	646,119	—	2,835,139	—	1,387,864	24,155	4,893,277
	2018	627,300	—	2,838,860	—	1,518,850	10,591	4,995,601
John D. Cobb EVP and Chief Investment Officer	2020	606,759	—	3,136,373	—	963,893	16,440	4,723,465
	2019	644,960	—	2,830,077	—	1,447,451	20,228	4,942,716
	2018	626,175	—	2,833,802	—	1,516,126	14,250	4,990,353
J. Justin Hutchens EVP, Senior Housing, North America	2020	387,692	750,000	4,334,695		0	134,417	5,606,804
	2019	—	—	—		—	—	—
	2018	—	—	—		—	—	—
Carey S. Roberts EVP, General Counsel and Ethics & Compliance Officer	2020	368,308	1,712,500	4,267,922		0	105,894	6,454,624
	2019	—	—	—	—	—	—	—
	2018	—	—	—	—	—	—	—

(1) **Bonus:** Mr. Hutchens and Ms. Roberts joined the Company in the first quarter of 2020. In connection with their employment, each of them was guaranteed a payout of at least their target annual incentive award for 2020. The guaranteed amount is included in the Bonus column of the Summary Compensation Table and is the full amount that these executives received under the annual incentive plan. The amount shown in the Bonus column for Ms. Roberts also includes a $1 million sign-on bonus. This bonus must be repaid, on a pro-rata basis, if Ms. Roberts leaves the Company for any reason other than death, disability or termination by the Company other than for cause within 24 months of her start date.

(2) **Stock Awards:** None of the Named Executive Officers received an increase in their long-term equity opportunity for 2020 as a percentage of base salary. The amounts shown in the Stock Awards column reflect the grant date fair value of pRSUs and time-based RSUs granted in each applicable year (including, in the case of Mr. Hutchens and Ms. Roberts, the Sign-On RSUs that they each received in March 2020 when they joined the Company), calculated pursuant to FASB ASC Topic 718. Increases in the grant date fair value shown in the table above for 2020 versus 2019 is attributable solely to changes resulting from application of a Monte Carlo simulation to calculate the grant date fair value of the TSR-driven components of the pRSUs for financial reporting purposes. That simulation reduced in 2019, and increased in 2020, the grant date fair value of the pRSUs as compared to the value determined by using the closing stock price on the date of the grant, which is the methodology used by the Company to determine the number of units to be granted. The Monte Carlo simulation "probability weights" potential outcomes of the relative TSR metrics of each pRSU award as of the grant date, based on, among other things, assumptions related to volatility, correlation and interest rates, which can fluctuate significantly year-over-year. The grant date fair value of components of pRSUs other than relative TSR is determined using our closing stock price on the date of grant and assumes performance at target, which was the probable outcome at the grant date. The grant date fair value of RSUs is also determined using our closing stock price on the date of grant.

The following table presents the (i) grant date fair value of our stock awards in accordance with FASB ASC Topic 718 as outlined above ("Target Grant Date Fair Value") and (ii) grant date value of our stock awards using our closing stock price on the date of grant assuming (a) target level of performance conditions is achieved for the pRSU awards ("Target Grant Date Face Value") and (b) maximum level of performance conditions is achieved for the pRSU awards ("Max Grant Date Face Value"). For further information about these awards, see the 2020 Grants of Plan-Based Awards Table and 2020 Outstanding Equity Awards at Fiscal Year-End Table in this Proxy Statement.

Name	2020			2019			2018		
	Target Grant Date Fair Value	Target Grant Date Face Value	Max Grant Date Face Value	Target Grant Date Fair Value	Target Grant Date Face Value	Max Grant Date Face Value	Target Grant Date Fair Value	Target Grant Date Face Value	Max Grant Date Face Value
Debra A. Cafaro	$ 9,509,954	$ 8,774,921	$ 14,978,852	$ 8,354,679	$ 8,774,933	$ 14,978,891	$ 8,211,805	$ 8,304,975	$ 13,354,971
Robert F. Probst	3,142,057	3,069,022	4,542,122	2,835,139	3,068,989	4,542,124	2,838,860	2,979,608	4,416,148
John D. Cobb	3,136,373	3,063,473	4,533,989	2,830,077	3,063,506	4,534,028	2,833,802	2,974,298	4,408,268
J. Justin Hutchens	4,334,695	4,499,896	5,219,878	—	—	—	—	—	—
Carey S. Roberts	4,267,922	4,424,861	5,108,884	—	—	—	—	—	—

(3) **Non-Equity Incentive Plan Compensation:** 2020 amounts shown in the Non-Equity Incentive Plan Compensation column for Ms. Cafaro and Messrs. Probst and Cobb reflect the amounts each of them was paid in the first quarter of 2021 based on performance under our 2020 annual incentive plan. Amounts for Ms. Cafaro in 2019 and 2020 reflect the exercise of negative discretion by the Compensation Committee with respect to the 2019 and 2020 annual incentive plan payouts; the reduction was less significant for 2020 than it had been for 2019 in recognition of Ms. Cafaro's stellar performance in the face of the pandemic.

(4) **All Other Compensation:** The amounts shown in the All Other Compensation column for 2020 include supplemental disability and life insurance premiums, group term life insurance premiums ("GTL"), GTL tax reimbursement, 401(k) matching contributions, relocation assistance provided to Mr. Hutchens and Ms. Roberts; tax gross up on relocation assistance; and accrued interest on dividend equivalents paid upon vesting in 2020 of the 2017-2019 pRSU awards, as shown below.

Name	Supp. Disability	Supp. Life	GTL	GTL Tax	401(k)	Relocation Assistance	Taxes on Relocation Benefit	pRSU Interest	Total
Debra A. Cafaro	$73,373	$20,777	$ 662	$ 2,333	$9,975	$ —	$ —	$ 21,486	$ 128,606
Robert F. Probst	—	—	662	—	9,975	—	—	5,899	16,536
John D. Cobb	—	—	662	—	9,975	—	—	5,803	16,440
J. Justin Hutchens	—	—	552	—	6,762	94,582	32,521	—	134,417
Carey S. Roberts	—	—	552	—	9,975	54,520	40,847	—	105,894

2020 Grants of Plan-Based Awards Table

The following table provides additional information relating to grants of plan-based awards made to our Named Executive Officers during 2020:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (Units)[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Option Awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Debra A. Cafaro		$ 1,290,000	$ 2,150,000	$ 3,870,000					
	2/24/2020				25,329	97,422	195,819		$ 6,877,490
	2/24/2020							41,752	$ 2,632,464
Robert F. Probst		$ 807,649	$ 1,130,708	$ 1,615,298					
	2/24/2020				9,735	29,206	52,570		$ 1,914,473
	2/24/2020							19,470	$ 1,227,584
John D. Cobb		$ 806,200	$ 1,128,680	$ 1,612,401					
	2/24/2020				9,717	29,153	52,476		$ 1,910,996
	2/24/2020							19,435	$ 1,225,377
J. Justin Hutchens		$ 500,000	$ 750,000	$ 1,000,000					
	3/4/2020				5,581	16,744	30,139		$ 734,789
	3/4/2020							11,162	$ 599,958
	3/4/2020							55,813	$ 2,999,949
Carey S. Roberts		$ 475,000	$ 712,500	$ 950,000					
	3/4/2020				5,302	15,906	28,632		$ 698,008
	3/4/2020							10,604	$ 569,965
	3/4/2020							55,813	$ 2,999,949

(1) **Estimated Possible Payouts Under Non-Equity Incentive Plan Awards:** The amounts shown represent each Named Executive Officer's threshold, target and maximum annual incentive opportunities for performance in 2020. These opportunities were approved by our Compensation Committee in January 2020. The actual amount of each Named Executive Officer's award is based on the achievement of certain performance goals as discussed in our CD&A. The annual incentive awards earned by our Named Executive Officers for performance in 2020 were paid during the first quarter of 2021 and are shown in the Non-Equity Incentive Compensation column of the Summary Compensation Table for Ms. Cafaro and Messrs. Probst and Cobb. Mr. Hutchens and Ms. Roberts were guaranteed 2020 payouts at no less than target pursuant to their offer letters; their payouts are shown in the Bonus column of the Summary Compensation Table.

(2) **Estimated Future Payouts Under Equity Incentive Plan Awards:** The amounts shown represent our Named Executive Officer's threshold, target and maximum pRSU award opportunities for the January 1, 2020 – December 31, 2022 performance period. These opportunities were approved by our Compensation Committee in January 2020. The actual amount of each Named Executive Officer's earned pRSUs, if any, will be based on the achievement of certain performance goals as discussed in our CD&A.

(3) **All Other Stock Awards:** The amounts shown reflect time-based RSUs granted to our Named Executive Officers as part of our long-term equity incentive plan in 2020 plus one-time grants to Mr. Hutchens and Ms. Roberts made in connection with their employment by the Company. These shares vest in three equal annual installments, with the first installment vesting on the first anniversary of the date of grant.

(4) **Grant Date Fair Value:** The amounts shown reflect the full grant date fair value of the awards calculated pursuant to FASB ASC Topic 718 regarding fair value provisions for share-based payments. See Note 2 to the Summary Compensation Table and Note 12 of the Notes to Consolidated Financial Statements included in our 2020 Annual Report on Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value.

2020 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding equity-based awards granted to our Named Executive Officers that were outstanding at December 31, 2020:

Name	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested[2]	Market Value of Shares or Units That Have Not Vested[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Debra A. Cafaro	144,606	—	$ 46.88	1/18/2022	—	—	—	—
	208,802	—	55.50	1/23/2023	—	—	—	—
	401,756	—	51.85	1/29/2024	—	—	—	—
	377,758	—	65.94	1/21/2025	—	—	—	—
	123,870	—	53.79	1/27/2026	—	—	—	—
	123,870	—	65.45	5/4/2026	—	—	—	—
	123,870	—	73.71	8/3/2026	—	—	—	—
	123,870	—	63.24	11/2/2026	—	—	—	—
	673,079	—	62.22	1/18/2027	—	—	—	—
	—	—	—	—	89,093	$ 4,369,121	122,473	$ 6,292,773
Robert F. Probst	26,083	—	65.94	1/21/2025	—	—	—	—
	33,592	—	53.79	1/27/2026	—	—	—	—
	33,591	—	65.45	5/4/2026	—	—	—	—
	33,591	—	73.71	8/3/2026	—	—	—	—
	33,591	—	63.24	11/2/2026	—	—	—	—
	185,692	—	62.22	1/18/2027	—	—	—	—
	—	—	—	—	39,415	$ 1,932,912	38,834	$ 2,000,667
John D. Cobb	28,724	—	59.21	3/8/2023	—	—	—	—
	26,634	—	51.85	1/29/2024	—	—	—	—
	78,753	—	65.94	1/21/2025	—	—	—	—
	31,005	—	53.79	1/27/2026	—	—	—	—
	31,005	—	65.45	5/4/2026	—	—	—	—
	31,004	—	73.71	8/3/2026	—	—	—	—
	31,004	—	63.24	11/2/2026	—	—	—	—
	172,789	—	62.22	1/18/2027	—	—	—	—
	—	—	—	—	39,344	$ 1,929,430	38,764	$ 1,997,062
J. Justin Hutchens	—	—	—	—	66,975	$ 3,284,454	16,744	$ 849,465
Carey S. Roberts	—	—	—	—	66,417	$ 3,257,090	15,906	$ 806,951

(1) **Option Awards:** The Company has not granted stock options to any Named Executive Officer since 2017. All awards are reported on a post-Spin-off basis in order to reflect the arithmetic adjustment made to outstanding awards as of August 17, 2015, the effective date of the Spin-off, to exclude the impact of the Spin-off. All outstanding option awards are fully vested and will expire on the tenth anniversary of the grant date.

(2) **Shares or Units That Have Not Vested** as of fiscal year end consist of time-based RSUs that vest in three equal annual installments beginning on the first anniversary of the date of grant. Our Named Executive Officers are generally entitled to dividends paid on unvested time-based RSUs. The vesting dates and number of shares vesting for each of our Named Executive Officers are as follows:

Year	Date	Ms. Cafaro	Mr. Probst	Mr. Cobb	Mr. Hutchens	Ms. Roberts
2021	January 24	19,812	7,108	7,095		
	February 11	13,765	6,419	6,407		
	February 24	13,918	6,490	6,479		
	March 4				22,326	22,140
2022	February 11	13,764	6,418	6,407		
	February 24	13,917	6,490	6,478		
	March 4				22,325	22,139
2023	February 24	13,917	6,490	6,478		
	March 4				22,324	22,138

(3) **Equity Incentive Awards that Have Not Vested** as of fiscal year end consist of estimated payouts for our 2019-2021 and 2020-2022 pRSU Awards. These awards may be earned and vest, if at all, following completion of the applicable three-year performance period. Based on an analysis performed in January 2021, performance under our 2019-2021 program was tracking below threshold at the end of the 2020 fiscal year, while performance under our 2020-2022 program was tracking between threshold and target. Accordingly, the amounts shown in the table reflect the number of shares that would be payable for achievement at threshold under our 2019-2021 program and at target under our 2020-2022 pRSU program.

(4) **The Market or Payout Value of Unearned Shares, Units or other Rights that Have not Vested** includes the following:

(i) the market value of unvested RSUs and pRSUs was determined by multiplying the number of shares/units by $49.04, the closing price of our common stock on December 31, 2020;

(ii) the number of pRSUs used to calculate the payout value assumes performance at threshold under our 2019-2021 and at target for our 2020-2022 pRSU program; and

(iii) the payout value of pRSUs includes the value of dividend equivalent rights relating to those pRSUs. Dividend equivalents are accrued and paid on our Named Executive Officers' pRSUs if and only to the extent pRSUs are earned based on performance during the applicable performance period. Accordingly, for the reasons set forth in Note 3, the value of the dividend equivalent rights reported below and included in the total pRSU value in the Outstanding Equity Awards at Fiscal Year End Table reflects dividends that would have been earned as of fiscal year end assuming achievement at threshold under our 2019-2021 program and at target under our 2020-2022 pRSU program.

Name	2019-2021 pRSU Dividend Equivalents	2020-2022 pRSU Dividend Equivalents	Total Dividend Equivalents
Debra A. Cafaro	$ 121,810	$ 164,887	$ 286,697
Robert F. Probst	46,816	49,431	96,247
John D. Cobb	46,733	49,341	96,075
J. Justin Hutchens	—	28,339	28,339
Carey S. Roberts	—	26,921	26,921

2020 Options Exercised and Stock Vested Table

The following table sets forth information regarding the value realized by our Named Executive Officers pursuant to the vesting or exercise of equity-based awards during 2020:

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired Upon Exercise	Value Realized Upon Exercise	Number of Shares Acquired Upon Vesting	Value Realized Upon Vesting
Debra A. Cafaro	72,300	$ 1,099,483	82,416	$ 5,031,095
Robert F. Probst	—	—	31,497	1,922,632
John D. Cobb	—	—	31,361	1,914,509
J. Justin Hutchens	—	—	—	—
Carey S. Roberts	—	—	—	—

(1) **Option Awards:** shares acquired include shares sold or withheld to cover the exercise price or taxes at the time of exercise; value realized reflects the difference between the market price at exercise and the exercise price of shares acquired.

(2) **Stock Awards:** shares acquired include shares delivered on vesting of RSU Awards and shares delivered in 2021 pursuant to our 2018-2020 pRSU Awards. Figures include any shares withheld to cover taxes on distribution of RSUs and pRSUs on the distribution date; value realized is determined by multiplying the number of shares acquired by the closing stock price on the distribution date and adding to that the amount paid in respect of accrued dividend equivalents and interest.

Termination Provisions

Potential Payments Upon Termination or Change of Control

Agreement with Debra A. Cafaro, Chief Executive Officer

Pursuant to the terms of the Cafaro Agreement, if Ms. Cafaro's employment is terminated by the Company other than for "Cause" (but not for "Disability") or is terminated by Ms. Cafaro for "Good Reason" (all as defined in the Cafaro Agreement), subject to her execution and delivery to the Company of a waiver and release, Ms. Cafaro will be entitled to receive:

▶ a prorated portion of her target bonus (defined as the greater of (i) the highest bonus paid to Ms. Cafaro pursuant to our annual incentive plan for any of the three preceding calendar years and (ii) the full amount of Ms. Cafaro's annual bonus, assuming maximum individual and company performance, in respect of service for the year of termination) for the year of termination;

▶ three times the sum of (x) her base salary in effect at the termination date plus (y) her target bonus for the year of termination;

▶ full vesting of all outstanding restricted stock, stock options and other performance-related compensation, including any cash-based performance awards, assuming maximum payout for any open performance cycles;

▶ continuation of medical, dental, life and disability insurance benefits at the Company's expense for two years; and

▶ outplacement services, including executive office space and an executive secretary, for one year following termination, with an aggregate cost not to exceed $50,000.

Upon termination of Ms. Cafaro's employment for any reason, Ms. Cafaro will be subject to noncompetition and nonsolicitation restrictions for a period of one year, as well as certain confidentiality and nondisparagement restrictions.

Executive Severance Agreements

The Company has entered into Executive Severance Agreements with Messrs. Cobb, Hutchens and Probst, and Ms. Roberts. Under the terms of these Agreements:

▶ In the event such executive officer's employment is terminated by the Company other than (i) for Cause or (ii) by the executive officer for Good Reason in connection with a Change in Control (all as defined in the Executive Severance Agreements), subject to their execution and delivery to the Company of a waiver and release, the affected executive officer will receive:

   ▶ a lump sum payment calculated as follows:

Robert F. Probst	Base salary	✚	Target annual incentive bonus
John D. Cobb	Base salary	✚	Maximum annual incentive bonus
J. Justin Hutchens	Base salary	✚	Target annual incentive bonus
Carey S. Roberts	Base salary	✚	Target annual incentive bonus

   ▶ continuation of medical, dental and vision insurance benefits for up to one year (or lump sum equivalent in cash)

▶ In the event an executive officer's employment is terminated by the Company other than for Cause or by the executive officer for Good Reason in connection with a Change in Control, subject to their execution and delivery to the Company of a waiver and release, the affected executive officer will receive:

   ▶ a lump sum payment calculated as follows:

Robert F. Probst	2 ✖	The sum of	Base salary	✚	Maximum annual incentive bonus
John D. Cobb	2.5 ✖	The sum of	Base salary	✚	Target annual incentive bonus
J. Justin Hutchens	2.5 ✖	The sum of	Base salary	✚	Target annual incentive bonus
Carey S. Roberts	2.5 ✖	The sum of	Base salary	✚	Target annual incentive bonus

   ▶ continuation of medical, dental and vision insurance benefits for up to two years (or lump sum equivalent in cash)

▶ each of the executives is subject to confidentiality, non-competition, non-solicitation, non-interference and non-disparagement restrictions that apply during the term of employment and for one year thereafter; and

▶ the non-compete restriction for Mr. Probst is extended to two years following termination of his employment in the event he is terminated by the Company without Cause or he terminates his employment for Good Reason within one year following a Change in Control.

2021 Proxy Statement   73

Severance Provisions in Equity Awards

Our equity awards generally require that an executive be employed through the end of the performance period or the vesting date, as applicable, for an award to vest. The treatment of equity awards is different on death, disability or retirement, or in certain termination scenarios, as set forth below.

Awards to Ms. Cafaro

	Termination by Company without Cause or by Executive for Good Reason	Termination without Cause in Connection with a Change in Control	Death or Disability	Retirement[1]
Time based RSUs	Full vesting	Full vesting upon Qualifying Termination[2]	Full vesting	Full vesting
Performance based RSUs	Full vesting; payout at maximum	Full vesting upon Qualifying Termination; payout at maximum	Full vesting; payout at greater of (i) actual performance through date of termination and (ii) target	Full vesting; payout at greater of (i) actual performance through date of termination and (ii) target

Awards to Other Named Executive Officers[3]

	Termination by Company without Cause or by Executive for Good Reason	Termination without Cause in Connection with a Change in Control	Death or Disability	Retirement[1]
Time based RSUs	Accelerated vesting of shares that were scheduled to vest within one year from date of termination	Full vesting upon Qualifying Termination[2]	Full vesting	Full vesting
Performance based RSUs	Prorated vesting; payout based on actual performance through date of termination	Full vesting upon Qualifying Termination; payout at greater of (i) actual performance through Change in Control and (ii) target	Full vesting; payout based on actual performance through date of termination	Prorated vesting; payout based on actual performance through date of termination
Sign-On RSUs (Mr. Hutchens)	Accelerated vesting of shares that were scheduled to vest within one year from date of termination	Full vesting	Full Vesting	
Sign-On RSUs (Ms. Roberts)	Full vesting	Full vesting	Full Vesting	

(1) Retirement is defined as age plus years of service equal to 75, with a minimum age of 62. Ms. Cafaro is retirement eligible.

(2) A Qualifying Termination is defined as a termination by the Company without Cause or by the Executive for Good Reason that occurs (a) within six months prior to the announcement of a proposed transaction that results in a Change in Control; (b) between the date of that announcement and the Change in Control; or (c) within 24 months following a Change in Control.

(3) Reflects treatment of 2020 and prior period equity awards.

Payments

The table below reflects the amount of compensation and benefits payable to each Named Executive Officer in the event of:

▶ Termination for Cause or without Good Reason;

▶ Termination other than for Cause or with Good Reason ("involuntary termination");

▶ a Change of Control (without any termination of employment);

▶ Involuntary Termination following a Change of Control;

▶ Death or Disability; and

▶ Retirement, if eligible.

The amounts shown are the amounts that would have been payable to the current Named Executive Officers assuming the applicable termination had occurred on December 31, 2020. Receipt of benefits upon termination is subject to the execution of a general release of claims by the Named Executive Officer or his or her beneficiary.

Benefit	Termination for Cause or without Good Reason	Involuntary Termination (without Change of Control)	Change of Control (without Termination)	Involuntary Termination in Connection with a Change of Control	Death or Disability	Retirement
Debra A. Cafaro						
Payment equal to multiple of base salary in effect at termination[1]	—	$ 3,225,000	—	$ 3,225,000	$ —	$ —
Prorated Maximum Bonus for year of termination		3,870,000		3,870,000	3,870,000	
Payment equal to multiple of Maximum Bonus for year of termination[1]	—	11,610,000	—	11,610,000	—	—
Vesting of equity awards[2][3]	—	23,469,612	—	23,469,612	13,871,798	13,871,798
Continued insurance benefits[4]	—	250,182	—	250,182	56,860	—
Office space and administrative services	—	50,000	—	50,000	—	—
Reduction[5]	—	—	—	—	—	—
Total for Debra A. Cafaro	—	$ 42,474,794	—	$ 42,474,794	$ 17,798,658	$ 13,871,798
Robert F. Probst						
Payment equal to multiple of base salary in effect at termination[1]	—	646,119	—	1,292,238	—	—
Payment equal to multiple of Target Annual Bonus for year of termination[1]	—	1,130,708	—	—	—	—
Payment equal to multiple of Maximum Annual Bonus for year of termination[1]	—	—	—	3,230,595	—	—
Vesting of equity awards[2][3]	—	2,403,352	—	4,781,694	4,781,694	—
Continued insurance benefits[4]	—	28,584	—	57,167	—	—
Reduction[5]	—	—	—	—	—	—
Total for Robert F. Probst	—	$ 4,208,763	—	$ 9,361,694	$ 4,781,694	$ —
John D. Cobb						
Payment equal to multiple of base salary in effect at termination[1]	—	644,960	—	1,612,401	—	—
Payment equal to multiple of Target Annual Bonus for year of termination[1]	—	—	—	2,821,701	—	—
Payment equal to multiple of Maximum Annual Bonus for year of termination[1]	—	1,612,401	—	—	—	—
Vesting of equity awards[2][3]	—	2,399,037	—	4,773,063	4,773,063	—
Continued insurance benefits[4]	—	28,584	—	57,167	—	—
Reduction[5]	—	—	—	—	—	—
Total for John D. Cobb	—	$ 4,684,981	—	$ 9,264,332	$ 4,773,063	$ —
J. Justin Hutchens						
Payment equal to multiple of base salary in effect at termination[1]	—	500,000	—	1,250,000	—	—
Payment equal to multiple of Target Annual Bonus for year of termination[1]	—	750,000	—	1,875,000	—	—
Vesting of equity awards[2][3]	—	1,368,559	—	4,105,580	4,105,580	—
Continued insurance benefits[4]	—	28,584	—	57,168	—	—
Reduction[5]	—	—	—	—	—	—
Total for J. Justin Hutchens	—	$ 2,647,143	—	$ 7,287,747	$ 4,105,580	$ —

Benefit	Termination for Cause or without Good Reason	Involuntary Termination (without Change of Control)	Change of Control (without Termination)	Involuntary Termination in Connection with a Change of Control	Death or Disability	Retirement
Carey S. Roberts						
Payment equal to multiple of base salary in effect at termination[1]	—	475,000	—	1,187,500	—	—
Payment equal to multiple of Target Annual Bonus for year of termination[1]	—	712,500	—	1,781,250	—	—
Vesting of equity awards[2][3]	—	3,170,436	—	4,037,120	4,037,120	—
Continued insurance benefits[4]	—	9,882	—	19,765	—	—
Reduction[5]	—	—	—	—	—	—
Total for Carey S. Roberts	—	$ 4,367,818	—	$ 7,025,635	$ 4,037,120	$ —

Notes:

(1) Multipliers for the Named Executive Officers are as follows:

Name	Involuntary Termination (without Change of Control)	Involuntary Termination Following Change of Control
Debra A. Cafaro	3x	3x
Robert F. Probst	1x	2x
John D. Cobb	1x	2.5x
J. Justin Hutchens	1x	2.5x
Carey S. Roberts	1x	2.5x

(2) Included in the table are (i) amounts attributable to vesting of unvested time-based RSU awards and (ii) amounts payable pursuant to the 2019-2021 and 2020-2022 pRSU Awards. Amounts earned pursuant to the 2018-2020 pRSU Awards that were distributed in the first quarter of 2021 are not included, in accordance with SEC guidance. Because the 2019-2021 and 2020-2022 were performing below target as of December 31, 2020, amounts payable reflect target vesting in the scenarios where the award agreements provide for a payout at the higher of actual performance or target.

Because the pRSU awards convert to time-based awards upon a Change of Control and remain subject to the remaining vesting schedule in the event of a Change of Control in the absence of a Qualifying Termination (or subsequent retirement in the case of Ms. Cafaro only), we have not reported any pRSU award values in the "Change of Control (without Termination)" column.

(3) The value of vesting of RSUs and pRSUs is determined by multiplying the number of units by $49.04, the closing price of our common stock on the last business day of our 2020 fiscal year (December 31, 2020). The value of pRSUs also includes the value of the dividend equivalents, and interest thereon, that would become payable upon vesting of pRSUs.

(4) In the event of her Disability, Ms. Cafaro would receive continued medical and dental premiums for a period of 24 months. In the event of her involuntary termination without Cause or for Good Reason, Ms. Cafaro would receive continued health, dental, life, short-term disability and long-term disability insurance premiums for a period of 24 months. In the event of involuntary termination without Cause or for Good Reason for each of our other Named Executive Officers, the executive would receive continued health, dental and vision insurance premiums for a period of 12 months (24 months if such termination occurs within one year of a Change of Control).

(5) Pursuant to the Cafaro Agreement and the Executive Severance Agreements with our other Named Executive Officers, under certain circumstances, payments or benefits are subject to reduction such that there will be no taxes imposed upon them by Section 4999 of the Code or any similar state or local tax. Determination of the reduction amount is based on a number of assumptions (including no value being assigned to restrictive covenants such as noncompetition and nonsolicitation provisions), which may ultimately be different at the time of a Change of Control or Qualifying Termination, resulting in corresponding adjustments to the reduction amount. We determined that there would not have been a reduction to any of our Named Executive Officers' payouts had termination occurred on December 31, 2020.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of December 31, 2020:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[1]	3,953,527	$60.90	5,469,205
Equity compensation plans not approved by stockholders[2]	112,174	N/A	1,004,085
Total	**4,065,701**	**$60.90**	**6,473,290**

(1) These plans consist of: (a) the Employee and Director Stock Purchase Plan; (b) the 2006 Incentive Plan; (c) the 2006 Stock Plan for Directors; and (d) the 2012 Incentive Plan. As of December 31, 2020, 2,810,487 shares were available for future issuance under the Employee and Director Stock Purchase Plan and 2,658,718 shares were available for grant under the 2012 Incentive Plan. No additional grants are permitted under the Nationwide Health Properties, Inc. 2005 Performance Incentive Plan, the 2006 Incentive Plan or the 2006 Stock Plan for Directors.

(2) These plans consist of: (a) the Director Deferred Compensation Plan, under which our non-employee directors may receive, in lieu of director fees, units that settle into shares of our common stock on a one-for-one basis; and (b) the Executive Deferred Stock Compensation Plan, under which our executive officers may receive, in lieu of compensation, units that settle into shares of our common stock on a one-for-one basis.

CEO Pay Ratio

As required by SEC regulations, we are providing information regarding the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. For 2020, the median of the annual total compensation of all employees of the Company (other than our CEO) was $99,569 and the annual total compensation of our CEO, as reported in the 2020 Summary Compensation Table above, was $12,628,714. The ratio of our CEO's 2020 annual total compensation to our median employee's 2020 annual total compensation is 127 to 1. Our median employee was determined as of December 31, 2020 by selecting the employee, out of all of our employees who were employed on such date, with the median 2020 target total direct compensation (sum of base salary, target annual cash bonus and target equity award).

The pay ratio presented in this Proxy Statement is a reasonable estimate calculated in good faith, in a manner consistent with Item 402(u) of Regulation S-K, based on our payroll and employment records and the methodology described above. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratios reported by other companies may not be comparable to the pay ratio set forth above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Audit Matters

Proposal 3: Ratification of Fiscal 2021 Auditor Selection

Our Audit Committee is responsible for the retention, compensation and oversight of our independent registered public accounting firm in connection with the preparation and issuance of its audit report on our consolidated financial statements and its audit of our internal control over financial reporting. As part of its regular processes, our Audit Committee also annually reviews and approves the leadership, composition and organization of the external audit team, periodically considers the rotation of the independent external audit firm and is directly involved, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, in the review and approval of our independent registered public accounting firm's lead audit partner. Our Audit Committee has selected KPMG LLP ("KPMG") as our independent registered public accounting firm for our fiscal year ended December 31, 2021. KPMG was first engaged to serve as our independent registered public accounting firm in July 2014, and each member of the Audit Committee believes that the continued retention of KPMG to serve as our independent registered public accounting firm for this fiscal year is in the best interests of the Company and its stockholders.

At the 2021 Annual Meeting, we are asking you to ratify the selection of KPMG as our external audit firm for this year. We and the Board value our stockholders' views on this matter, and we believe seeking stockholder ratification of KPMG's selection is a matter of good corporate practice. If our stockholders fail to ratify this selection, it will be considered a recommendation to the Audit Committee and Board to consider the selection of a different firm, and the Audit Committee and Board may select another independent registered public accounting firm without resubmitting the matter to the stockholders. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders. We expect that representatives of KPMG will be present at the Annual Meeting to respond to appropriate questions and have the opportunity to make a statement if they so desire.

✔ **Our Board recommends that you vote FOR ratification of the selection of KPMG as our independent registered public accounting firm for fiscal year 2020.**

Audit and Non-Audit Fees

KPMG audited our financial statements for the year ended December 31, 2020 and has been our independent registered public accounting firm since July 2014. Fees billed for professional services rendered by KPMG for the years ended December 31, 2020 and 2019, respectively, were as follows:

Fees	2020	2019
Audit Fees[1]	$4,368,600	$4,649,000
Audit-Related Fees[2]	43,000	63,000
Tax Fees	—	—
All Other Fees[3]	8,623	62,471
Total	**$4,420,223**	**$4,774,471**

(1) Audit Fees include the aggregate fees billed for professional services rendered by KPMG for the audit of our annual consolidated and entity level financial statements (including debt covenant compliance letters), audit of internal control over financial reporting, review of interim financial statements included in our Quarterly Reports on Form 10-Q, and statutory audits for subsidiaries, advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and work on securities offerings and other filings with the SEC, including comfort letters, consents and comment letters.

(2) Audit-Related Fees in 2020 and 2019 relate to consultations on accounting matters and the Company's subscription to KPMG's online accounting research tool.

(3) All Other Fees in 2020 and 2019 relate to tax consulting fees.

All audit-related services, tax services and other services provided by KPMG since the date of its engagement have been pre-approved by the Audit Committee in accordance with the Audit Committee's pre-approval policies described below. In addition, consistent with its charter and other applicable rules and policies, the Audit Committee determined that the provision of these services by KPMG did not compromise KPMG's independence and was consistent with its role as our independent registered public accounting firm.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

The terms of our engagement of KPMG are subject to the pre-approval of the Audit Committee. Our Audit Committee observes and implements certain procedures relating to the pre-approval of all audit and permissible non-audit services performed by KPMG to ensure that the provision of such services and related fees does not impair the firm's independence. In accordance with these procedures, the annual audit services and related fees of KPMG are subject to approval by our Audit Committee. Prior to its engagement, KPMG must provide the Audit Committee with an engagement letter outlining the scope of proposed audit services for that year and the related fees. The Audit Committee will then review and approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition, our Audit Committee may grant pre-approval for those permissible non-audit services that it believes would not impair the independence of KPMG. However, the Audit Committee may not grant approval for any services categorized by the SEC as "Prohibited Non-Audit Services." Following review, the Audit Committee pre-approves the non-audit services within each category that it believes are reasonable and appropriate and that it concludes will not impair the firm's independence, and the fees for each category are budgeted. The term of any pre-approved non-audit service is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. Fee levels for all non-audit services to be provided by KPMG are established periodically by the Audit Committee, and any proposed services exceeding those levels require separate pre-approval by the Audit Committee. To obtain approval of other permissible non-audit services, management must submit to the Audit Committee those non-audit services for which it recommends the Audit Committee engage the independent registered public accounting firm, and both management and KPMG must confirm to the Audit Committee that each non-audit service for which approval is requested is not a Prohibited Non-Audit Service.

Our Chief Accounting Officer is responsible for tracking all fees for pre-approved non-audit services provided by KPMG, and at each regularly scheduled Audit Committee meeting, management reports on the pre-approved non-audit services provided during the quarter and year-to-date and the fees incurred for such services during such periods.

All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures. The Audit Committee has determined that the services performed by KPMG and the related fees were consistent with the maintenance of KPMG's independence.

Audit Committee Report

A role of the Audit Committee is to assist the Board in its oversight of the Company's financial reporting process. Management has primary responsibility for our financial statements and the reporting process, including our system of internal controls, subject to oversight by our Audit Committee on behalf of our Board. KPMG is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB") and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management our audited financial statements for the year ended December 31, 2020, including the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

Our Audit Committee has reviewed and discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee has also received the written disclosures and the letter from KPMG required by applicable PCAOB rules regarding the independent registered public accounting firm's communications with the Audit Committee regarding independence. In addition, our Audit Committee has discussed with KPMG that firm's independence from our Company and its management, and the Audit Committee has considered the compatibility of non-audit services with the firm's independence.

Our Audit Committee has discussed with KPMG the overall scope and plans for its audit. The Audit Committee meets regularly with KPMG, with and without management present, to discuss the results of its examination of our financial statements, its evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC. The Audit Committee also selected KPMG to serve as our independent registered public accounting firm for fiscal year 2021.

AUDIT AND COMPLIANCE COMMITTEE

Walter C. Rakowich, Chair
Melody C. Barnes
Marguerite M. Nader
Sean P. Nolan

Securities Ownership

Stock Ownership of Directors, Management and Certain Beneficial Owners

The following table reflects the number of shares of our common stock beneficially owned by certain individuals and entities on March 31, 2021, except as otherwise noted. These individuals and entities include: (i) owners of more than 5% of our outstanding shares of common stock; (ii) each of our current directors and director nominees; (iii) each of our Named Executive Officers; and (iv) all current directors, director nominees and executive officers as a group.

A person has beneficial ownership of shares if the person has or shares voting or investment power over the shares (whether or not vested) or the right to acquire such power within 60 days of March 31, 2021. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. For purposes of this table, shares beneficially owned includes shares over which a person has or shares voting power or investment power (whether or not vested). Percentages are based on 375,053,524 shares of our common stock outstanding on March 31, 2021.

Name of Beneficial Owner	Vested and Unvested Shares of Common Stock		Shares Subject to Options Exercisable within 60 days		Stock Units That May Be Settled within 60 days		Total Shares of Common Stock Beneficially Owned	Percent of Class[1]
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355							58,275,506[2]	15.5%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055							36,893,877[3]	9.8%
Cohen & Steers, Inc. 280 Park Avenue, 10th Floor New York, NY 10017							36,014,976[4]	9.6%
State Street Corporation One Lincoln Street Boston, MA 02111							22,184,174[5]	5.9%
APG Asset Management US Inc. 666 3rd Ave., 2nd Floor New York, NY 10017							20,344,830[6]	5.4%
JPMorgan Chase & Co. 383 Madison Avenue New York, NY 10179							20,129,996[7]	5.4%
Melody C. Barnes	13,292	+	—	+	—	=	13,292	*
Debra A. Cafaro	762,047[8]	+	2,265,329	+	469,254[9]	=	3,496,630[8]	*
John D. Cobb	68,255	+	430,918	+	—	=	499,173	*
Jay M. Gellert	87,774	+	5,940	+	84,907[10]	=	178,621	*
Richard I. Gilchrist	35,270	+	—	+	—	=	35,270	*
J. Justin Hutchens	12,436	+	—		—	=	12,436	*
Matthew J. Lustig	2,656	+	9,731	+	43,448[10]	=	55,835	*
Roxanne M. Martino	13,009	+	—	+	12,372[10]	=	25,382	*
Marguerite M. Nader	—	+	—		—	=	—	*
Sean P. Nolan	3,778	+	—	+	—	=	3,778	*
Robert F. Probst	46,967	+	346,140	+	—	=	393,107	*
Walter C. Rakowich	13,009	+	—	+	—	=	13,009	*
Robert D. Reed	22,881	+	5,940	+	26,856[10]	=	55,677	*
Carey S. Roberts	12,332	+	—		—	=	12,332	*
James D. Shelton	12,340	+	5,940	+	39,261[10]	=	57,541	*
Maurice S. Smith	—	+	—	+	—	=	—	*
All directors, director nominees and current executive officers as a group (17 persons)	1,118,440	+	3,069,938	+	679,109	=	4,867,488	1.3%

* Less than 1%

(1) Percentages are based on 375,053,524 shares of our common stock outstanding on March 31, 2021.

(2)   Based solely on information contained in a Schedule 13G/A filed by The Vanguard Group, Inc. for itself and on behalf of certain of its subsidiaries ("Vanguard") on February 10, 2021. Vanguard reported that, as of December 31, 2020, it had sole voting power over 0 shares of our common stock, shared voting power over 1,428,159 shares of our common stock, sole dispositive power over 55,831,413 shares of our common stock and shared dispositive power over 2,444,093 shares of our common stock.

(3)   Based solely on information contained in a Schedule 13G/A filed by BlackRock, Inc., for itself and for certain of its affiliates (collectively, "BlackRock"), on February 1, 2021. BlackRock reported that, as of December 31, 2020, it had sole voting power over 33,374,172 shares of our common stock and sole dispositive power over 36,893,877 shares of our common stock. BlackRock, Inc. is a parent holding company.

(4)   Based solely on information contained in a Schedule 13G filed by Cohen & Steers, Inc. ("Cohen"), Cohen & Steers Capital Management, Inc. ("Cohen CM"), and Cohen & Steers UK Limited ("Cohen UK") on February 16, 2021. Cohen reported that, as of December 31, 2020, it had sole voting power over 24,276,640 shares of our common stock, shared voting and dispositive power of 0 shares of our common stock and sole dispositive power over 36,014,976 shares of our common stock. Cohen CM reported that, as of December 31, 2020, it had sole voting power over 24,168,844 shares of our common stock, shared voting and dispositive power of 0 shares of our common stock and sole dispositive power over 35,224,824 shares of our common stock. Cohen UK reported that, as of December 31, 2020, it had sole voting power over 107,796 shares of our common stock, shared voting and dispositive power of 0 shares of our common stock and sole dispositive power over 790,152 shares of our common stock. Cohen holds a 100% interest in Cohen CM, an investment advisor registered under Section 203 of the Investment Advisers Act.

(5)   Based solely on information contained in a Schedule 13G filed by State Street Corp., for itself and on behalf of certain of its subsidiaries (collectively, "State Street"), on February 11, 2021. State Street reported that, as of December 31, 2020, it had sole voting and dispositive power over 0 shares of our common stock, shared voting power over 19,419,985 shares of our common stock and shared dispositive power over 22,157,227 shares of our common stock.

(6)   Based solely on information contained in a Schedule 13G/A filed by APG Asset Management US Inc. ("APG US"), APG Asset Management, N.V. ("APG NV"), APG Groep, N.V. ("APG Group"), and Stichting Pensioenfonds ABP ("Stichting") on January 19, 2021. Each of APG US, APG NV, APG Group and Stichting reported that, as of December 31, 2020, it had sole voting and dispositive power over 0 shares of our common stock and shared voting and dispositive power over 20,344,830 shares of common stock. APG NV is wholly owned by APG Group and is the investment manager with respect to the reported ownership of our common stock. APG NV has delegated its investment and voting power with respect to our common stock to APG US, which is its wholly owned subsidiary. Stichting is the majority owner of APG Group. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of our common stock.

(7)   Based solely on information contained in a Schedule 13G filed by JPMorgan Chase & Co. for itself and for certain of its affiliates (collectively, "JPMorgan"), on January 19, 2021. JPMorgan reported that, as of December 31, 2020, it had sole voting power over 15,839,962 shares, shared voting power over 29,439 shares, sole dispositive power over 20,064,761 shares and shared dispositive power over 62,591 shares of our common stock. JPMorgan Chase & Co. is a parent holding company.

(8)   Includes 132,533 shares held in trust for the benefit of Ms. Cafaro's immediate family, as to which Ms. Cafaro's spouse is the trustee. Ms. Cafaro disclaims beneficial ownership of these shares.

(9)   Reflects equity awards that would vest on retirement for those who are retirement eligible.

(10)   Shares underlying units held for the director pursuant to the Company's Director Deferred Compensation Plan. The director has no shareholder rights with respect to the underlying shares.

Director and Executive Officer 10b5-1 Plans

From time to time, certain of our directors and executive officers may adopt non-discretionary, written trading plans that comply with Rule 10b5-1 under the Exchange Act. These 10b5-1 plans permit our directors and executive officers to monetize their equity-based compensation in an automatic and non-discretionary manner over time and are generally adopted for estate, tax and financial planning purposes. Our Securities Trading Policy requires preclearance of any 10b5-1 plan, and any subsequent modification or termination, by our legal department.

Additional Information

Information About Our 2021 Annual Meeting

To promote a safe and healthy experience for our stockholders, employees and communities, and to encourage communication and enhance participation in the meeting by our stockholders, we have elected to conduct Ventas's 2021 Annual Meeting via live webcast as a virtual meeting only.

Meeting Information

Meeting Date and Time

The live webcast of the Ventas 2021 Annual Meeting will begin at 8:00 a.m. Central Time on Tuesday, May 25, 2021.

Attending the Meeting

Stockholders who hold shares at the close of business on March 31, 2021, our record date, will be able to attend and participate in the virtual meeting. Beginning at 7:45 a.m. Central Time on the day of the meeting, stockholders may check in online using the 16-digit control number included on their proxy materials, on their proxy card or on the voting instruction form or other instructions that accompanied their proxy materials and by following the instructions on the Ventas 2021 Annual Meeting website at **www.virtualshareholdermeeting.com/VTR2021**.

Participating in the Meeting

Stockholders who join the meeting by checking in online with their 16-digit control number will be able to participate in the meeting, vote their shares, review our list of stockholders of record and ask questions.

The rules of conduct for the 2021 Annual Meeting will be posted on the Ventas 2021 Annual Meeting website. The rules will explain what types of questions will be allowed and answered during the 2021 Annual Meeting, the number of questions allowed per stockholder, the time guidelines for questions and what happens if we run out of time during the meeting and there are questions that have not been answered.

Asking Questions

Stockholders may send questions they wish management to address at the meeting by each of the following ways:



Before the Meeting, Online
Visit **www.proxyvote.com** until
11:59 p.m. Eastern Time on May 24, 2021



During the Meeting, Online
Click on the "Ask a Question" button
on the Annual Meeting website

Technical Details

The online platform for the virtual meeting will be widely supported across internet browsers and devices, including desktop computers, laptop computers, tablets and cell phones. Stockholders who wish to participate in the live webcast should log in from a location with a strong Wi-Fi or other internet connection, join the meeting before the official start time of the meeting on May 25, 2021 and ensure they can hear audio streaming prior to the start of the meeting. If you encounter any difficulties accessing the virtual meeting during the check-in time or meeting time, or you have any questions regarding how to use the virtual meeting platform, please call the technical support number that will be posted on the Ventas 2021 Annual Meeting website log-in page.

Voting Mechanics

Whether or not you are able to attend the 2021 Annual Meeting, we encourage all stockholders to vote, and we recommend all stockholders vote their shares in advance of the 2021 Annual Meeting by one of the methods described in this Proxy Statement.

How to Vote—Stockholders of Record

Stockholders who own shares registered in their own name (that is, they are a "stockholder of record") may vote their shares by proxy in advance of the meeting or they may vote during the virtual meeting on Tuesday, May 25, 2021. Stockholders of record who wish to vote by proxy may submit their proxy in any of the following ways:

By Telephone
Call +1 800 690 6903
24 hours a day, seven days a week
until 11:59 p.m. Eastern Time on
May 24, 2021

By Mail
Request, complete and return the proxy card
in the postage-paid envelope provided

Via the Internet
Visit www.proxyvote.com
until 11:59 p.m. Eastern Time
on May 24, 2021

Scan QR Code
Vote at the virtual meeting online at
www.virtualshareholdermeeting.com/VTR2021

How to Vote—Beneficial Owners

A stockholder who owns shares registered in the name of a broker, bank or other custodian is a "beneficial owner" and should vote in advance of the meeting by following the instructions provided by their broker, bank or custodian.

If you are a beneficial owner and you do not instruct your broker, bank or custodian how to vote, your broker, bank or custodian will have discretionary authority, under current NYSE rules, to vote your shares in their discretion on the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2021 (Proposal 3). However, your broker, bank or custodian will not have discretionary authority to vote on the election of the eleven director nominees (Proposal 1) or on the advisory vote to approve the compensation of our Named Executive Officers (Proposal 2) without instructions from you. As a result, if you do not provide instructions to your broker, bank or custodian, your shares will not be voted on Proposal 1 or Proposal 2.

Eligibility

Only Ventas stockholders of record at the close of business on March 31, 2021, the record date, are entitled to vote at the 2021 Annual Meeting. As of the record date, 375,053,524 shares of our common stock, par value $0.25 per share, were outstanding. Each share of our common stock entitles the owner to one vote on each matter properly brought before the 2021 Annual Meeting. However, certain shares designated as "Excess Shares" (generally any shares owned by a beneficial owner in excess of 9.0% of our outstanding common stock) or as "Special Excess Shares" pursuant to our Amended and Restated Certificate of Incorporation, as amended (our "Charter"), may not be voted by the beneficial or record owner of those shares and will be voted in accordance with Article IX of our Charter.

Votes by Proxy

All shares that have been properly voted by proxy and not revoked will be voted at the 2021 Annual Meeting in accordance with the instructions contained in the proxy. Shares represented by proxy cards that are signed and returned but do not contain any voting instructions will be voted consistent with the Board's recommendations.

Quorum

The holders of a majority of the shares of our common stock outstanding as of the close of business on March 31, 2021, which is the record date for our 2021 Annual Meeting, must be present in person or represented by proxy to constitute a quorum to transact business at the 2021 Annual Meeting. Stockholders who abstain from voting and broker non-votes are counted for purposes of establishing a quorum. A broker non-vote occurs when a beneficial owner does not provide voting instructions to the beneficial owner's broker or custodian with respect to a proposal on which the broker or custodian does not have discretionary authority to vote.

Other Matters

Our Board is not aware of any matters that are expected to come before the 2021 Annual Meeting other than those set forth in the Notice of Meeting and described in this Proxy Statement. If any other matter should properly come before the 2021 Annual Meeting, your executed proxy gives the persons named in the accompanying form of proxy, or their substitutes, discretionary authority to vote your shares in accordance with their best judgment with respect to any such other matter. If the 2021 Annual Meeting is adjourned or postponed, the proxies will vote stockholders' shares at the meeting, when held, in accordance with instructions provided for the meeting, except for any stockholders who revoke their proxy.

Stockholder List

Our list of stockholders of record as of the March 31, 2021 record date for our 2021 Annual Meeting will be available on the virtual meeting site during the meeting. In addition, in accordance with Delaware law, the list of stockholders will be available for inspection at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654, for at least 10 days prior to the 2021 Annual Meeting.

Vote Requirements, Board Recommendations and Voting Results

Agenda Item	Description	Board Recommendation	Vote Requirement for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Proposal to elect the 11 director nominees named in the Proxy Statement	FOR	Majority of votes cast	No effect	No effect
2	Proposal to approve, on an advisory basis, the compensation of our named executive officers	FOR	Majority of shares present (in person or by proxy) and entitled to vote	Counted as "AGAINST"	No effect
3	Proposal to ratify the selection of KPMG, LLP as our independent registered public accounting firm for the 2021 fiscal year	FOR	Majority of shares present (in person or by proxy) and entitled to vote	Counted as "AGAINST"	Discretionary vote

Voting Results

We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC.

Questions and Answers

What is a proxy? What is a proxy statement?

A proxy is a legal designation of a person to vote on your behalf. A proxy statement is the document we must give you when we solicit your proxy. It is required by SEC rules. We have designated two of our officers to serve as proxies for the 2021 Annual Meeting: Debra A. Cafaro and Robert F. Probst. By completing and returning the enclosed proxy card, you are giving each of these officers the authority to vote your shares in the manner you indicate on your proxy card.

How do I revoke a vote?

If you are a stockholder of record, you can revoke your prior vote by proxy if you:

1. execute and return a later-dated proxy card before your proxy is voted at the 2021 Annual Meeting;
2. vote by telephone or over the internet no later than 11:59 p.m. Eastern Time on May 24, 2021;
3. deliver a written notice of revocation to our Corporate Secretary at our principal executive offices located at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654, before your proxy is voted at the 2021 Annual Meeting; or
4. vote online at the virtual meeting.

If you are a beneficial owner, follow the instructions provided by your broker, bank or custodian to revoke your vote prior to the meeting.

How are proxies solicited and what is the cost?

We bear the cost of soliciting proxies by or on behalf of our Board. In addition to solicitation through the mail, proxies may be solicited in person or by telephone or electronic communication by our directors, officers and employees, none of whom will receive additional compensation for these services. We have engaged Innisfree to distribute and solicit proxies on our behalf, and we will pay Innisfree a fee of $20,000 plus reimbursement of reasonable out-of-pocket expenses for these services. We will also reimburse brokers and other custodians for their reasonable out-of-pocket expenses incurred in connection with distributing forms of proxies and proxy materials to beneficial owners of our common stock.

What is householding?

To eliminate duplicate mailings, conserve natural resources and reduce our printing costs and postage fees, we engage in "householding," which means that we will deliver a single set of proxy materials (other than proxy cards, which will remain separate) to our stockholders who share the same address and who have the same last name or consent in writing. If your household receives multiple copies of our proxy materials, you may request to receive only one copy by contacting Broadridge Financial Solutions, Inc. at 1-866-540-7095 or in writing at Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Similarly, if your household receives only one copy of our proxy materials, you may request an additional copy by contacting Broadridge as indicated above. We will deliver the requested additional copy promptly following our receipt of your request.

Electronic Document Delivery to Stockholders

Stockholders of record and most beneficial owners may elect to receive an e-mail that will contain electronic links to our Notice of Annual Meeting, Proxy Statement and 2020 Annual Report on Form 10-K. Electronic document delivery is better for the environment and saves us the cost of producing and mailing documents. It will give you a direct electronic link to the proxy voting site. Active employees of the Company who hold common stock in certain employee benefit plan accounts or are stockholders of record generally receive their proxy materials by electronic delivery to their business e-mail accounts.

We will mail to stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials and how to vote by proxy online. We will also mail this Proxy Statement and the materials accompanying it to stockholders who have requested paper copies. If you would like to receive a printed copy of our proxy materials by mail, you should follow the instructions for requesting those materials included in the Notice that we mail to you.

THIS PROXY STATEMENT AND OUR 2020 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT
WWW.PROXYVOTE.COM

Submission of Stockholder Proposals and Other Items for 2022 Annual Meeting

Stockholder Proposals and Director Nominations for Inclusion in Our Proxy Statement

Any stockholder who wishes to submit a proposal for inclusion in the proxy materials for our 2022 Annual Meeting may do so by following the procedures set out in Rule 14-8 under the Exchange Act. To be eligible for inclusion, the proposal must be received by our Corporate Secretary at our principal executive offices at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654 not later than December 14, 2021.

Under the proxy access provisions in our By-Laws, a stockholder or a group of up to 20 stockholders owning at least 3% of our common stock continuously for at least three years and complying with the other requirements set forth in our By-Laws may nominate up to two persons or 20% of the Board, whichever is greater, for election as a director at an annual meeting and have those persons included in our proxy statement. To be eligible for inclusion in the proxy materials for our 2022 Annual Meeting, our Corporate Secretary must receive any proxy access nomination notice at the address provided above no earlier than November 14, 2021 and no later than December 14, 2021.

Other Stockholder Nominations and Proposals

Under our By-Laws, stockholders must follow certain procedures to nominate a person for election as a director or introduce an item of business at an annual meeting, even if that item will not be included in our proxy statement.

To be properly brought before our annual meeting of stockholders in 2022, our Corporate Secretary must receive any such nomination or proposal at the address provided above no earlier than November 14, 2021 and no later than December 14, 2021. As required by our By-Laws, a notice of a proposed nomination must include information about the stockholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business and certain other information about the stockholder.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Exchange Act. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers should not put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. We do not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made. Certain factors that could prevent Ventas from achieving its stated goals include the risk factors listed in our Form 10-K for our fiscal year ended December 31, 2020 and our other reports filed with the SEC, which stockholders and other interested parties are directed and referred.

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Annex A: Non-GAAP Financial Measures Reconciliation

Funds from Operations and Normalized Funds from Operations

	For the Year Ended December 31,		
	2020	**2019**	**2018**
	(Dollars in thousands, except per share data)		
Net income attributable to common stockholders	$ 439,149	$ 433,016	$ 409,467
Net income attributable to common stockholders per share	$ 1.17	$ 1.17	$ 1.14
Adjustments:			
Depreciation and amortization on real estate assets	1,104,114	1,039,550	913,537
Depreciation on real estate assets related to noncontrolling interests	(16,767)	(9,762)	(6,926)
Depreciation on real estate assets related to unconsolidated entities	4,986	187	1,977
Impairment on equity method investments	—	—	35,708
Gain on real estate dispositions	(262,218)	(26,022)	(46,247)
(Loss) gain on real estate dispositions related to noncontrolling interests	(9)	343	1,508
Gain on real estate dispositions related to unconsolidated entities	—	(1,263)	(875)
FFO (Nareit) attributable to common stockholders	$ 1,269,255	$ 1,436,049	$ 1,308,149
FFO (Nareit) attributable to common stockholders per share	$ 3.37	$ 3.88	$ 3.64
Adjustments:			
Merger-related expenses, deal costs and re-audit costs	34,690	18,208	38,145
Non-cash income tax benefit	(98,114)	(58,918)	(18,427)
Impact of tax reform	—	—	(24,618)
Loss on extinguishment of debt, net	10,791	41,900	63,073
Gain on non-real estate dispositions related to unconsolidated entities	(597)	(18)	(2)
Change in fair value of financial instruments	(21,928)	(78)	(18)
Amortization of other intangibles	472	484	759
Other items related to unconsolidated entities	(614)	3,291	5,035
Non-cash charges related to lease terminations	—	—	21,299
Non-cash impact of changes to equity plan	(452)	7,812	4,830
Natural disaster expenses (recoveries), net	1,247	(25,683)	63,830
Impact of Holiday lease termination	(50,184)	—	—
Write-off of straight-line rental income, net of noncontrolling interests	70,863	—	—
Allowance on loan investments and impairment of unconsolidated entities, net of noncontrolling interests	34,543	—	—
Normalized FFO attributable to common stockholders	$ 1,249,972	$ 1,423,047	$ 1,462,055
Normalized FFO attributable to common stockholders per share	$ 3.32	$ 3.85	$ 4.07

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For that reason, we consider FFO and Normalized FFO to be appropriate supplemental measures of operating performance of an equity REIT. In particular, we believe that Normalized FFO is useful because it allows investors, analysts and our management to compare our operating performance to the operating performance of other real estate companies and between periods on a consistent basis without having to account for differences caused by non-recurring items and other non-operational events such as transactions and litigation. In some cases, we provide information about identified non-cash components of FFO and Normalized FFO because it allows investors, analysts and our management to assess the impact of those items on our financial results.

We use the National Association of Real Estate Investment Trusts ("Nareit") definition of FFO. Nareit defines FFO as net income attributable to common stockholders (computed in accordance with GAAP), excluding gains or losses from sales of real estate property, including gains or losses on re-measurement of equity method investments, and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and entities. Adjustments for unconsolidated partnerships and entities will be calculated to reflect FFO on the same basis. We define Normalized FFO as FFO excluding the following income and expense items (which may be recurring in nature): (a) merger-related costs and expenses, including amortization of intangibles, transition and integration expenses, and deal costs and expenses, including expenses and recoveries relating to acquisition lawsuits; (b) the impact of any expenses related to asset impairment and valuation allowances, the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of our debt; (c) the non-cash effect of income tax benefits or expenses, the non-cash impact of changes to our executive equity compensation plan, derivative transactions that have non-cash mark to market impacts on our income statement and non-cash charges related to leases; (d) the financial impact of contingent consideration, severance-related costs and charitable donations made to the Ventas Charitable Foundation; (e) gains and losses for non-operational foreign currency hedge agreements and changes in the fair value of financial instruments; (f) gains and losses on non-real estate dispositions and other unusual items related to unconsolidated entities; (g) expenses related to the re-audit and re-review in 2014 of our historical financial statements and related matters; (h) net expenses or recoveries related to natural disasters and (i) any other incremental items set forth in the Normalized FFO reconciliation included herein.

FFO and Normalized FFO presented herein may not be comparable to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. FFO and Normalized FFO should not be considered as alternatives to net income attributable to common stockholders (determined in accordance with GAAP) as indicators of our financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are they necessarily indicative of sufficient cash flow to fund all of our needs. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO and Normalized FFO should be examined in conjunction with net income attributable to common stockholders as presented elsewhere herein.

Net Debt to Adjusted Pro Forma EBITDA

The following table illustrates net debt to adjusted pro forma earnings before interest, taxes, depreciation and amortization (including non-cash stock-based compensation expense, asset impairment and valuation allowances), excluding gains or losses on extinguishment of debt, partners' share of EBITDA of consolidated entities, merger-related expenses and deal costs, expenses related to the re-audit and re-review in 2014 of our historical financial statements, net gains or losses on real estate activity, gains or losses on re-measurement of equity interest upon acquisition, changes in the fair value of financial instruments, unrealized foreign currency gains or losses, net expenses or recoveries related to natural disasters and non-cash charges related to leases, and including (a) Ventas' share of EBITDA from unconsolidated entities and (b) other immaterial or identified items ("Adjusted EBITDA").

The following information considers the pro forma effect on Adjusted EBITDA of our activity during the year ended December 31, 2020, as if the transactions had been consummated as of the beginning of the period ("Adjusted Pro Forma EBITDA") and considers any other incremental items set forth in the Adjusted Pro Forma EBITDA reconciliation included herein. We believe that net debt, Adjusted Pro Forma EBITDA and net debt to Adjusted Pro Forma EBITDA are useful to investors, analysts and our management because they allow the comparison of our credit strength between periods and to other real estate companies without the effect of items that by their nature are not comparable from period to period.

	For the Year Ended December 31, 2020
	(Dollars in thousands)
Net income attributable to common stockholders	$ 439,149
Adjustments:	
Interest	469,541
Loss on extinguishment of debt, net	10,791
Taxes (including tax amounts in general, administrative and professional fees)	(91,389)
Depreciation and amortization	1,109,763
Non-cash stock-based compensation expense	21,487
Merger-related expenses, deal costs and re-audit costs	29,811
Net income attributable to noncontrolling interests, adjusted for partners' share of consolidated entity EBITDA	(24,381)
Loss from unconsolidated entities, adjusted for Ventas share of EBITDA from unconsolidated entities	59,631
Gain on real estate dispositions	(262,218)
Unrealized foreign currency gains	(439)
Change in fair value of financial instruments	(21,928)
Natural disaster expenses, net	1,203
Write-off of straight-line rental income from Holiday lease termination	49,611
Write-off of straight-line rental income, net of noncontrolling interests	70,863
Allowance on loan investments and impairment of unconsolidated entities, net of noncontrolling interests	23,879
Adjusted EBITDA	1,885,374
Adjustments for current period activity	(7,442)
Adjusted Pro Forma EBITDA	$ 1,877,932
As of December 31, 2020:	
Total debt	$ 11,895,412
Debt on assets held for sale	2,634
Cash	(413,327)
Restricted cash pertaining to debt	(20,477)
Partners' share of consolidated debt	(271,557)
Ventas share of non-consolidated debt	213,013
Net debt	$ 11,405,698
Net Debt to Adjusted Pro Forma EBITDA	6.1x

Same-Store Cash NOI (on a Constant Currency Basis)

	For the Year Ended December 31,	
	2020	**2019**
	(Dollars in thousands)	
Net income attributable to common stockholders	$ 439,149	$ 433,016
Adjustments:		
Interest and other income	(7,609)	(10,984)
Interest	469,541	451,662
Depreciation and amortization	1,109,763	1,045,620
General, administrative and professional fees	130,158	158,726
Loss on extinguishment of debt, net	10,791	41,900
Merger-related expenses and deal costs	29,812	15,235
Allowance on loans receivable and investments	24,238	—
Other	707	(10,339)
(Income) loss from unconsolidated entities	(1,844)	2,454
Gain on real estate dispositions	(262,218)	(26,022)
Income tax benefit	(96,534)	(56,310)
Net income attributable to noncontrolling interests	2,036	6,281
Reported NOI	$ 1,847,990	$ 2,051,239
Adjustments to Cash NOI:		
Straight-lining of rental income	(21,119)	(30,073)
Non-cash rental income	(39,394)	(7,080)
Cash modification fee	2,029	(80)
Cash impact of Brookdale lease modification	161,533	—
Impact of Holiday lease termination	(50,184)	—
Write-off of straight-line rental income	74,589	—
NOI not included in cash NOI[1]	(47,815)	(142,750)
Non-segment NOI	(87,021)	(92,610)
NOI impact from change in FX	—	(1,132)
Cash NOI	$ 1,840,608	$ 1,777,514
Adjustments to Same-store NOI:		
Cash modification fees not in same-store	1,000	—
Cash NOI not included in same-store	(157,678)	(69,142)
NOI impact from change in FX not in same-store	—	442
Same-store cash NOI (constant currency)	$ 1,683,930	$ 1,708,814
Percentage decrease (constant currency)	*(1.5%)*	

(1) Excludes sold assets, Assets Held for Sale, development properties not yet operational and land parcels.

We consider NOI and same-store cash NOI as important supplemental measures because they allow investors, analysts and our management to assess our unlevered property-level operating results and to compare our operating results with those of other real estate companies and between periods on a consistent basis.

We define NOI as total revenues, less interest and other income, property-level operating expenses and office building services costs. In the case of NOI, cash receipts may differ due to straight-line recognition of certain rental income and the application of other GAAP policies.

We define same-store as properties owned, consolidated and operational for the full period in both comparison periods and are not otherwise excluded; provided, however, that we may include selected properties that otherwise meet the same-store criteria if they are included in substantially all of, but not a full, period for one or both of the comparison periods, and in our judgment such inclusion provides a more meaningful presentation of its portfolio performance.

Newly acquired or recently developed or redeveloped properties in our Senior Housing Operating Portfolio ("SHOP") reportable business segment will be included in same-store once they are stabilized for the full period in both periods presented. These properties are considered stabilized upon the earlier of (a) the achievement of 80% sustained occupancy or (b) 24 months from the date of acquisition or substantial completion of work. Recently developed or redeveloped properties in our Office and Triple-Net Leased Portfolios reportable business segments will be included in same-store once substantial completion of work has occurred for the full period in both periods presented. SHOP and Triple-Net Leased properties that have undergone operator or business model transitions will be included in same-store once operating under consistent operating structures for the full period in both periods presented.

Properties are excluded from same-store if they are: (i) sold, classified as held for sale or properties whose operations were classified as discontinued operations in accordance with GAAP; (ii) impacted by materially disruptive events such as flood or fire; (iii) those properties that are currently undergoing a materially disruptive redevelopment; (iv) for the Office Portfolio, those properties for which management has an intention to institute a redevelopment plan because the properties may require major property-level expenditures to maximize value, increase net operating income, or maintain a market-competitive position and/or achieve property stabilization; or (v) for the SHOP and Triple-Net Leased Portfolios, those properties that are scheduled to undergo operator or business model transitions, or have transitioned operators or business models after the start of the prior comparison period.

To eliminate the impact of exchange rate movements, all portfolio performance-based disclosures assume constant exchange rates across comparable periods, using the following methodology: the current period's results are shown in actual reported USD, while prior comparison period's results are adjusted and converted to USD based on the average exchange rate for the current period.

Helpful Resources

Annual Meeting Information

Proxy Statement	www.proxyvote.com
Annual Meeting Website	www.virtualshareholdermeeting.com/VTR2021

About Ventas

Website	https://www.ventasreit.com/
Leadership	https://www.ventasreit.com/about-ventas/leadership
Corporate Governance	https://ir.ventasreit.com/governance/
Corporate Sustainability Report	https://www.ventasreit.com/sites/default/files/flipbooks/csr-2020/index.html
ESG Goals	https://www.ventasreit.com/corporate-responsibility/esg-goals

Investor & Stockholder Services

Investor Relations	https://ir.ventasreit.com/overview/default.aspx
Company Presentations and Earnings Calls	https://ir.ventasreit.com/events-and-presentations/default.aspx
Request for Information	https://ir.ventasreit.com/resources/request-for-information/default.aspx

Corporate Governance

Committee Charters and Guidelines on Governance	https://ir.ventasreit.com/governance/default.aspx

Financial Information

Annual Reports and Supplemental Information	https://ir.ventasreit.com/financials/annual-reports-and-supplemental-information/default.aspx
SEC Filings	https://ir.ventasreit.com/financials/sec-filings/default.aspx

Stock & Dividend Information

Stock Information	https://ir.ventasreit.com/stock-and-dividend/stock-information/default.aspx
Dividend Information	https://ir.ventasreit.com/stock-and-dividend/dividend-information/default.aspx
Form 8937 – Organizational Actions	https://ir.ventasreit.com/stock-and-dividend/form-8937-organizational-actions/default.aspx

Acronyms Used

CAGR	Compound Annual Growth Rate	**NNN**	Triple Net
CD&A	Compensation Discussion & Analysis	**NYSE**	New York Stock Exchange
CEO	Chief Executive Officer	**PCAOB**	Public Company Accounting Oversight Board
CFO	Chief Financial Officer	**PPE**	Personal Protective Equipment
DE&I	Diversity, Equity and Inclusion	**pRSU**	Performance-Based Restricted Stock Unit
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization	**REEC**	Real Estate Executive Council
ESG	Environmental, Social and Governance	**REIT**	Real Estate Investment Trust
FASB	Financial Accounting Standards Board	**R&I**	Research & Innovation
FFO	Funds From Operations	**RSU**	Time-Based Restricted Stock Unit
GAAP	U.S. Generally Accepted Accounting Principles	**SEC**	Securities and Exchange Commission
GRI	Global Reporting Initiative	**SHOP**	Senior Housing Operating Portfolio
GTL	Group Term Life Insurance	**TSR**	Total Stockholder Return
LEED	Leadership in Energy and Environmental Design	**VIM**	Ventas Investment Management
NOI	Net Operating Income		

Website References

Readers may also access additional information about Ventas, Inc. at **www.ventasreit.com,** our corporate website. References to our website in this Proxy Statement are provided for convenience only, and the content on our website is not incorporated into this Proxy Statement and does not constitute a part of this Proxy Statement.

Printed Materials

Stockholders may obtain a free printed copy of our Annual Report, Form 10-K for the fiscal year ended December 31, 2020, this Proxy Statement and our By-Laws by writing to our Corporate Secretary at 353 North Clark Street, Suite 3300, Chicago, Illinois 60654.



www.ventasreit.com



2021